Exhibit 99.5

Power on

2011 Annual Financial review

Cameco’s vision is to be a dominant nuclear energy company producing uranium fuel and generating clean electricity. our goal is to be the supplier, partner, investment and employer of choice.

Around the world, demand for energy continues to expand and nuclear remains an important part of the energy mix.

As a result, we expect demand for uranium to grow, and along with it the need for new supply.

with 435 million pounds of proven and probable reserves, our strategy is to help meet this need by doubling annual uranium production from 2008 levels to 40 million pounds by 2018.

Message from the Chair

Dear Shareholder,

2011 was certainly a year of change. The March events in Japan have had a significant impact on the nuclear industry, but an even bigger impact on the people of that country, many of whom are our customers and friends, and our thoughts are with them as they continue to rebuild.

As for our industry, it faced a challenging environment this year. However, Cameco’s performance, as you’ll see in this report, continued to be positive, and looking forward, the long term fundamentals for the industry remain strong.

The board is responsible for overseeing management to ensure the company stays on course to achieve its strategy to increase annual uranium production to 40 million pounds by 2018, and deliver value to you, the shareholder. With this in mind, the board and its committees have been devoting more time and attention to risk oversight, strategic planning and succession planning.

Risk oversight is important as the company focuses on its goal of increased production. The board works with management to identify the company’s principal risks, and to ensure we have a robust system for managing them across the organization. In 2011, the board enhanced the established process by approving a formal risk policy that increases reporting to the board.

Strategic planning is also key to our long-term success, and the board has been taking a more active role, working closely with management on plans for the company’s future. As a result, we are pleased with the progress to date and confident in management’s strategy to achieve its goals.

On the subject of management, 2011 saw a successful CEO transition at Cameco, with Tim Gitzel stepping seamlessly into the role after Jerry Grandey’s retirement in June. The board had an active role in the succession plan, and is pleased that it was possible to find such a qualified candidate within the company. Tim brings a wealth of experience to the position, including a deep knowledge of Cameco and its operations, as well as wider experience of the industry from his years spent at Areva.

In addition, Grant Isaac was appointed chief financial officer, and Alice Wong was appointed senior vice-president, corporate services. Ken Seitz was also new to his role, completing his first year as senior vice-president, marketing and business development. This new management team has a mix of experience and enthusiasm that led to excellent results in 2011, and we believe will prove to be effective in the years to come.

The board itself gained two new members in 2011—president and CEO, Tim Gitzel, and former Èlectricitè de France senior executive, Daniel Camus. Both bring extensive industry experience to the board, as well as valuable international experience. For 2012, the nominating, corporate governance and risk committee and the board are also pleased to announce Ian Bruce as a new nominated director. Mr. Bruce brings experience in investment banking, finance and mergers and acquisitions.

The board is excited by the additions to management and the board, and the new energy they bring. We look forward to seeing this energy translating into increased value for you, our shareholders.

I would encourage you to take the opportunity to meet our management team and members of the board at this year’s Annual General Meeting, which will be held May 15 in Saskatoon Saskatchewan. It’s a great chance to meet Cameco’s leadership and other shareholders, while also getting an overview of our operations and plans for the future.

Victor J. Zaleschuk

Chair of the board

March 6, 2012

Message from the CEO

Interview with President and CEO Tim Gitzel

on Cameco in 2011 and plans for the future

You have been CEO since July. What are your thoughts on your tenure thus far?

It’s been a very busy and exciting time. We’ve made a lot of changes and progress in that time, including a seamless leadership transition and changes to senior management. We have a great team in place, and I’m looking forward to a good year in 2012.

What is your vision for the company?

Safety and the environment will always be number one for us. But we’re also going to continue the strong production we’ve had over the past couple years and continue on the path of our Double U strategy—our plan to grow our annual uranium production to 40 million pounds by 2018. Of course, we’ll pursue all of this with a focus on profitability.

What about the attempt to acquire Hathor this year? Is this a departure from the approach taken in the past? Will M&A be more of a focus for you as a CEO?

I don’t see this as a departure. We’re always scouring the globe for opportunities that fit our business, and this was a case that we thought would be a good fit for Cameco. What didn’t end up corresponding to our view was the valuation it reached. We take a very disciplined financial approach, and so were not willing to go any higher on our offer. I think that the Hathor bid shows our continued commitment to growth, but in a way that corresponds to our financial discipline, all of which is right in line with the vision of the company.

What do you see as Cameco’s greatest strengths?

Our primary strength is our world-class assets—we have over 435 million pounds of proven and probable reserves, which includes high-grade deposits like McArthur River and Cigar Lake.

Added to that is the talented workforce we have that gives us the ability to find innovative solutions to issues and to continue to produce safely at our existing operations around the world.

These combined strengths are what make us a world leader in our field.

The nuclear event in Japan was obviously the most significant occurrence of the year. What are your thoughts on the event and the impact it has had?

It was a very unfortunate event. The earthquake and tsunami were major tragedies that struck the Japanese people, and our thoughts and prayers are with the families affected by it.

Of course a lot of the focus turned to the nuclear reactors at Fukushima Daiichi and what happened there. The industry is learning from that, and applying the lessons learned to make the nuclear industry even safer. I had a chance to go over to Japan shortly after the accident to view the situation first-hand. I also met with our customers and partners to assure them of Cameco’s support and to offer any assistance we could.

Some of the repercussions since then have been a questioning of the role of nuclear going forward, particularly in Japan and Germany. That has had an effect on the industry and on uranium demand in the short term, as well as on Cameco’s share price. But we think these things are temporary. We keep looking longer term, and that longer term story for nuclear is good.

We see that attitudes are strengthening again towards nuclear, which bodes well for the future. Over time I think we will regain our pre-Fukushima position, but right now we’re having to work through the effects it has had on the industry.

What is your perspective on the future of the nuclear industry?

I’ve been in the business for many years. I’ve been an advocate, a supporter and a proponent, and I see the future of the nuclear industry as very bright. Today in the world, we see 63 units under construction. That’s the most growth we’ve seen in decades.

China is leading the way with 26 units under construction; Russia is building, as are India and South Korea, while many other countries are preparing to get into the nuclear business. Some of the Arab states are having to move away from burning oil and other fossil fuels, and are moving toward nuclear. All of that is good news for our business.

Cameco wants to remain the world leader in supplying uranium to utilities around the world. So, given the lead times required to bring new production on, we need to get moving now to supply this growing world appetite for uranium.

What have been the highlights of 2011?

There have been many. Certainly our strong environmental and safety records continue. Safety milestones were reached at our Blind River, Crow Butte and Cigar Lake operations.

Production was strong in 2011, and we keep getting closer to production at Cigar Lake. A lot of work was completed there in 2011, which was topped off by the shaft 2 breakthrough on the 480 level. That was a big accomplishment and important for work going forward.

We were very active on the corporate development side, and made a successful deal with AREVA and the other Cigar Lake partners to optimize the milling of Cigar Lake ore. We also signed a Memorandum of Understanding with our partner at Inkai to lay the groundwork to increase production there.

The biggest story this year, though, is our financial performance. We achieved a number of records, including annual revenue and gross profit from our nuclear business, driven by record results in our uranium segment.

I’m very proud of our results because they show that, even faced with a challenging environment, as we were in 2011, we are still able to deliver on our goals, and do it in a safe and responsible manner.

What is your road map for 2012 and the years to come?

We’re going to continue doing what we’ve been doing. We need to work safely every day at our operations and protect the environment. We need to keep focus on our existing operations while we’re working on our strategy to double production – to make sure we have our home base covered – but also keep working on developing new projects around the world.

It’s also important to make sure we provide a good workplace for our people and to give back to the communities in which we operate. It’s very important for us that we make a difference in our communities.

We did extraordinarily well in 2011 and will continue to do so in 2012.

Tim Gitzel President and CEO

Management’s discussion and analysis
2011 Highlights	4
The nuclear fuel cycle	7
About Cameco	8
The nuclear industry today	11
The long-term view	14
Our strategy	17
Financial results	32
Our operations and development projects	61
Mineral reserves and resources	96
Additional information	101

2011 Consolidated financial statements
Report of management’s accountability	104
Auditor’s report	105
Consolidated financial statements	106
Notes to consolidated financial statements	111

Investor information	inside back cover

Throughout this document, the terms we, us, our and Cameco mean Cameco Corporation and its subsidiaries.

Management’s discussion and analysis

This management’s discussion and analysis (MD&A) includes information that will help you understand management’s perspective of our audited consolidated financial statements (financial statements) and notes for the year ended December 31, 2011. This information is based on what we knew on February 8, 2012.

We encourage you to read our financial statements and notes as you review this MD&A. You can find more information about Cameco, including our financial statements and our most recent annual information form, on our website at cameco.com, on SEDAR at sedar.com or on EDGAR at sec.gov. You should also read our annual information form before making an investment decision about our securities.

On January 1, 2011, we adopted International Financial Reporting Standards (IFRS), which have become the generally accepted accounting principles required to be used by most Canadian publicly accountable enterprises. Our financial statements and notes for the year ended December 31, 2011 have been prepared using IFRS. Amounts relating to the year ended December 31, 2010 in this MD&A and our financial statements have been revised to reflect our adoption of IFRS. Amounts for periods prior to January 1, 2010 are presented in accordance with Canadian Generally Accepted Accounting Principles (Canadian GAAP) in effect prior to January 1, 2011. When we refer to Canadian GAAP in this MD&A, we mean Canadian GAAP as in effect before adoption of IFRS.

Presentation and terminology used in our financial statements and this MD&A differ from that used in previous years. Details of the more significant accounting differences can be found in note 3 to our financial statements.

Unless we have specified otherwise, all dollar amounts are in Canadian dollars.

Caution about forward-looking information

Our MD&A includes statements and information about our expectations for the future. When we discuss our strategy, plans, future financial and operating performance, or other things that have not yet taken place, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. We refer to them in this MD&A as forward-looking information.

Key things to understand about the forward-looking information in this MD&A:

•

It typically includes words and phrases about the future, such as: believe, estimate, anticipate, expect, plan, intend, predict, goal, target, project, potential, strategy and outlook (see examples on page 2).

•	It represents our current views, and can change significantly.

•	It is based on a number of material assumptions, including those we have listed on page 3, which may prove to be incorrect.

•

Actual results and events may be significantly different from what we currently expect, due to the risks associated with our business. We list a number of these material risks on page 2. We recommend you also review our annual information form, which includes a discussion of other material risks that could cause actual results to differ significantly from our current expectations.

•

Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

2011 ANNUAL FINANCIAL REVIEW    1

Examples of forward-looking information in this MD&A

•

our expectations about 2012 and future global uranium supply, consumption, demand and number of operable reactors, including the discussion on the expected impact resulting from the March 2011 nuclear incident in Japan

•	our expectations for spot prices in 2012

•

our strategy for increasing annual production to 40 million pounds by 2018 and our expectation that existing cash balances and operating cash flows will meet anticipated capital requirements without the need for any significant additional financing to reach this goal

•	our expectations regarding uranium demand in the near term

•	our 2012 objectives

•	the outlook for each of our operating segments for 2012, and our consolidated outlook for the year

•	our expectation that we will invest significantly in expanding production at our existing mines and advancing projects as we pursue our growth strategy

•	our expectation that cash balances will decline as we use the funds in our business and pursue our growth plans

•	our expectations for 2012, 2013 and 2014 capital expenditures

•	our expectation that our operating and investment activities in 2012 will not be constrained by the financial covenants in our unsecured revolving credit facility

•	our uranium price sensitivity analysis

•	forecast production at our uranium operations from 2012 to 2016

•	the likely terms and volumes to be covered by long-term delivery contracts that we enter into in 2012 and in future years

•	future production at our fuel services operations

•	future royalty and tax payments and rates

•	our future plans for each of our uranium operating properties, development projects and projects under evaluation, and fuel services operating sites

•	our expectations regarding Cigar Lake

•	our mineral reserve and resource estimates

Material risks

•	actual sales volumes or market prices for any of our products or services are lower than we expect for any reason, including changes in market prices or loss of market share to a competitor

•	we are adversely affected by changes in foreign currency exchange rates, interest rates or tax rates

•	our production costs are higher than planned, or necessary supplies are not available, or not available on commercially reasonable terms

•	our estimates of production, purchases, costs, decommissioning or reclamation expenses, or our tax expense estimates, prove to be inaccurate

•	we are unable to enforce our legal rights under our existing agreements, permits or licences, or are subject to litigation or arbitration that has an adverse outcome

•	there are defects in, or challenges to, title to our properties

•	our mineral reserve and resource estimates are not reliable, or we face unexpected or challenging geological, hydrological or mining conditions

•	we are affected by environmental, safety and regulatory risks, including increased regulatory burdens or delays

•	we cannot obtain or maintain necessary permits or approvals from government authorities

•	we are affected by political risks in a developing country where we operate
•	we are affected by terrorism, sabotage, blockades, civil unrest, accident or a deterioration in political support for, or demand for, nuclear energy

•

we are impacted by changes in the regulation or public perception of the safety of nuclear power plants, which adversely affect the construction of new plants, the relicensing of existing plants and the demand for uranium

•	there are changes to government regulations or policies that adversely affect us, including tax and trade laws and policies

•	our uranium and conversion suppliers fail to fulfil delivery commitments

•

our Cigar Lake development, mining or production plans are delayed or do not succeed, including as a result of any difficulties encountered with the jet boring mining method or our inability to acquire any of the required jet boring equipment

•	we are affected by natural phenomena, including inclement weather, fire, flood and earthquakes

•

our operations are disrupted due to problems with our own or our customers’ facilities, the unavailability of reagents, equipment, operating parts and supplies critical to production, equipment failure, lack of tailings capacity, labour shortages, labour relations issues, strikes or lockouts, underground floods, cave ins, ground movements, tailings dam failures, transportation disruptions or accidents, or other development and operating risks

2    CAMECO CORPORATION

Material assumptions

•	our expectations regarding sales and purchase volumes and prices for uranium, fuel services and electricity

•

our expectations regarding the demand for uranium, the construction of new nuclear power plants and the relicensing of existing nuclear power plants not being adversely affected by changes in regulation or in the public perception of the safety of nuclear power plants

•	our expected production level and production costs

•	our expectations regarding spot prices and realized prices for uranium, and other factors discussed on page 48, Price sensitivity analysis: uranium

•	our expectations regarding tax rates, foreign currency exchange rates and interest rates

•	our decommissioning and reclamation expenses

•	our mineral reserve and resource estimates, and the assumptions upon which they are based, are reliable

•	the geological, hydrological and other conditions at our mines
•

our Cigar Lake development, mining and production plans succeed, including the success of the jet boring mining method at Cigar Lake and that we will be able to obtain the additional jet boring system units we require on schedule

•	our ability to continue to supply our products and services in the expected quantities and at the expected times

•	our ability to comply with current and future environmental, safety and other regulatory requirements, and to obtain and maintain required regulatory approvals

•

our operations are not significantly disrupted as a result of political instability, nationalization, terrorism, sabotage, blockades, civil unrest, breakdown, natural disasters, governmental or political actions, litigation or arbitration proceedings, the unavailability of reagents, equipment, operating parts and supplies critical to production, labour shortages, labour relations issues, strikes or lockouts, underground floods, cave ins, ground movements, tailings dam failure, lack of tailings capacity, transportation disruptions or accidents or other development or operating risks

2011 ANNUAL FINANCIAL REVIEW    3

2011 Highlights

After a year of global economic, political and environmental challenges, we reassessed our corporate growth strategy and found it to be as relevant today as it was in 2008 when we set our Double U course. We remain confident in the long-term fundamentals of the nuclear industry. World demand for safe, clean, reliable and affordable energy continues to grow and the need for nuclear energy as part of the world’s energy mix remains compelling.

We are preparing our assets to ensure we can be among the first to respond when the market signals new production is needed and to maintain our position as one of the world’s largest uranium producers.

We demonstrated our financial strength again this year and we continued to make good progress on our pipeline of projects in development and under evaluation, hitting some key milestones along the way.

Strong financial performance

Our financial results were better than expected and we achieved a number of performance records for the year and during the fourth quarter, including:

•	annual revenue of $2.4 billion and quarterly revenue of $977 million from our nuclear business

•	annual gross profit of $776 million and quarterly gross profit of $353 million from our nuclear business

•	annual revenue of $1.6 billion and quarterly revenue of $731 million from our uranium segment

•	annual average realized price of $49.18 per pound ($49.17 US per pound) in our uranium segment

Net earnings attributable to our shareholders (net earnings) in 2011 were $450 million. In 2010, net earnings were higher by $66 million, mainly due to higher earnings in both our electricity and fuel services segments.

Highlights December 31 ($ millions except where indicated)			2011	2010	change
Revenue			2,384	2,124	12%
Gross profit			776	771	1%
Net earnings			450	516	(13)%
$ per common share (diluted)			1.14	1.31	(13)%
Adjusted net earnings (non-IFRS, see page 33 & 34)			509	497	2%
$ per common share (adjusted and diluted)			1.29	1.26	2%
Cash provided by operations (after working capital changes)			732	521	40%
Average realized prices	Uranium	$US/lb	49.17	43.63	13%
		$Cdn/lb	49.18	45.81	7%
	Fuel services	$Cdn/kgU	16.71	16.86	(1)%
	Electricity	$Cdn/MWh	54	58	(7)%

Shares and stock options outstanding

At February 9, 2012, we had:

• 394,767,078 common shares and one Class B share outstanding

• 8,442,385 stock options outstanding, with exercise prices ranging from $10.51 to $46.88

Dividend policy

Our board of directors has established a policy of paying a quarterly dividend of $0.10 ($0.40 per year) per common share. This policy will be reviewed from time to time based on our cash flow, earnings, financial position, strategy and other relevant factors.

4    CAMECO CORPORATION

Excellent progress in our uranium segment this year

In our uranium segment this year, production was 3% higher than the guidance we provided in our 2011 third quarter MD&A. We had a number of successes at our mining operations, development projects and projects under evaluation. Key highlights:

•	realized benefits of production flexibility provisions in our McArthur River/Key Lake licences, matching our 2010 production record and exceeding our production target by 5%

•	realized benefits of improved efficiency and reliability of equipment at Key Lake

•	completed construction of the acid, steam and oxygen plants at Key Lake

•

signed a memorandum of agreement (MOA) to increase production at Inkai from 3.9 million pounds (100% basis) to 5.2 million pounds (100% basis). See Uranium – operating properties – Inkai on page 79 for more information.

•

signed an agreement to process all Cigar Lake ore at the McClean Lake mill, which is expected to result in a significant reduction in the operating cost of the project. See Uranium – development project – Cigar Lake on page 83 for more information.

•	completed remediation of the underground and sinking of shaft 2 to the 480 metre level at Cigar Lake

•	received regulatory approval for our Cigar Lake mine plan and to begin work on our project to allow the release of treated water directly to Seru Bay

•	completed a memorandum of understanding (MOU) for a mine development agreement with the Martu (the local indigenous people) at our Kintyre project

We continued to advance our exploration activities, spending $10 million on five brownfield exploration projects, and $38 million for resource delineation at Kintyre and Cigar Lake. We spent about $48 million on regional exploration programs, mostly in Saskatchewan, followed by Australia, northern Canada, Asia and South America.

Updates on our other segments

In our fuel services segment, we decreased production due to unfavourable market conditions for UF6.

In our electricity segment, Bruce Power Limited Partnership (BPLP) generated 24.9 terawatt hours (TWh) of electricity, at a capacity factor of 87%. Our share of earnings before taxes was $92 million.

Our investment in Global Laser Enrichment (GLE) continues to progress. GLE is continuing its testing activities and engineering design work for a commercial facility. The US Nuclear Regulatory Commission is assessing GLE’s application for a commercial facility construction and operating licence.

Highlights		2011	2010	change
Uranium	Production volume (million lbs)	22.4	22.8	(2)%
	Sales volume (million lbs)	32.9	29.6	11%
	Revenue ($ millions)	1,616	1,358	19%
	Gross profit ($ millions)	632	532	19%
Fuel services	Production volume (million kgU)	14.7	15.4	(5)%
	Sales volume (million kgU)	18.3	17.0	8%
	Revenue ($ millions)	305	287	6%
	Gross profit ($ millions)	54	65	(17)%
Electricity	Output (100%) (TWh)	24.9	25.9	(4)%
	Revenue (100%)	1,354	1,509	(10)%
	Our share of earnings before taxes ($ millions)	92	172	(47)%

2011 ANNUAL FINANCIAL REVIEW    5

Key market facts

Demand for electricity is expected to nearly double from 2009 to 2035, driven mainly by growth in the developing world as it seeks to diversify sources of energy and provide security of supply.

•   At the start of 2012, there were 431 operable commercial nuclear power reactors in 31 countries, providing about 13% of the world’s electricity.

•   At the start of 2012, there were 63 reactors under construction, and by 2021 we expect 96 new reactors (net) to come on line.

•   Most of this new build is being driven by rapidly developing countries like China and India, which have severe energy deficits and want clean sources of electricity to improve their environment and sustain economic growth.

•   Over the next decade, we expect demand for uranium to grow by an average of 3% per year.

•   To meet global demand over the next 10 years, we expect 65% of uranium supply will come from mines that are currently in operation, 15% from finite sources of secondary supply (mainly Russian highly enriched uranium (HEU), government inventories and limited recycling), and 20% will have to come from new sources of supply.

•   With uranium assets on three continents, including high-grade reserves and low-cost mining operations in Canada, and investments that cover the nuclear fuel cycle—we are ideally positioned to benefit from the world’s growing need for clean, reliable energy.

6    CAMECO CORPORATION

The nuclear fuel cycle

1	Mining

There are three common ways to mine uranium, depending on the depth of the orebody and the deposit’s geological characteristics:

•	Open pit mining is used if the ore is near the surface. The ore is usually mined using drilling and blasting.

•	Underground mining is used if the ore is too deep to make open pit mining economical. Tunnels and shafts provide access to the ore.

•

In situ recovery (ISR) does not require large scale excavation. Instead, holes are drilled into the ore and a solution is used to dissolve the uranium. The solution is pumped to the surface where the uranium is recovered.

1	Milling

Ore from open pit and underground mines is processed to extract the uranium and package it as a powder typically referred to as uranium concentrates (U3O8) or yellowcake. The leftover processed rock and other solid waste (tailings) is placed in an engineered tailings facility.

2	Refining

Refining removes the impurities from the uranium concentrate and changes its chemical form to uranium trioxide (UO3).

3	Conversion

For light water reactors, the UO3 is converted to uranium hexafluoride (UF6) gas to prepare it for enrichment. For heavy water reactors like the Candu reactor, the UO3 is converted into powdered uranium dioxide (UO2).

4	Enrichment

Uranium is made up of two main isotopes: U-238 and U-235. Only U-235 atoms, which make up 0.7% of natural uranium, are involved in the nuclear reaction (fission). Most of the world’s commercial nuclear reactors require uranium that has an enriched level of U-235 atoms.

The enrichment process increases the concentration of U-235 to between 3% and 5% by separating U-235 atoms from the U-238. Enriched UF6 gas is then converted to powdered UO2.

5	Fuel manufacturing

Natural or enriched UO2 is pressed into pellets, which are baked at a high temperature. These are packed into zircaloy or stainless steel tubes, sealed and then assembled into fuel bundles.

6	Generation

Nuclear reactors are used to generate electricity.

U-235 atoms in the reactor fuel fission, creating heat that generates steam to drive turbines. The fuel bundles in the reactor need to be replaced as the U-235 atoms are depleted, typically after one or two years depending upon the reactor type. The used–or spent–fuel is stored or reprocessed.

Spent fuel management

The majority of spent fuel is safely stored at the reactor site. A small amount of spent fuel is reprocessed. The reprocessed fuel is used in some European and Japanese reactors.

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About Cameco

Our head office is in Saskatoon, Saskatchewan. We are one of the world’s largest uranium producers, with uranium assets on three continents. Nuclear energy plants around the world use our uranium products to generate one of the cleanest sources of electricity available today. Our operations and investments span the nuclear fuel cycle, from exploration to electricity generation.

Management update

On July 1, 2011, Tim Gitzel assumed the role of president and chief executive officer (CEO), succeeding Jerry Grandey, who retired after more than eight years as CEO and 18 years with Cameco. Tim has developed extensive experience in Canadian and international uranium mining activities during his 18 years in senior management positions, and his transition to CEO was well planned and seamlessly executed. Tim joined the company in 2007 as senior vice-president and chief operating officer and was promoted to president in May of 2010. Before joining Cameco, he was executive vice-president, mining business unit for AREVA, based in Paris, France, with responsibility for uranium, gold, exploration and decommissioning operations in 11 countries around the world.

On July 15, 2011, Grant Isaac, previously senior vice-president, corporate services, became senior vice-president and chief financial officer (CFO), succeeding Kim Goheen who retired after 14 years with Cameco.

Alice Wong, previously vice-president, safety, health, environment, quality and regulatory relations, was appointed senior vice-president, corporate services.

Under Tim’s direction, the management team remains committed to the strategy, vision and values that have helped us become a global leader in the nuclear industry.

Strengths

We are a pure-play nuclear investment with a proven track record and the strengths to take advantage of the world’s rising demand for safe, clean and reliable energy. Our core strengths make us unique:

•	a large portfolio of low-cost mining operations and geographically diverse uranium assets

•	controlling interests in the world’s largest high-grade uranium reserves

•	extensive mineral reserves and resources located near our existing infrastructure

•	excellent growth potential from existing assets, combined with an advanced global exploration program

•	multiple sources of conversion and the ability to adjust production in response to changing market signals

•	a worldwide marketing presence and a strong, creditworthy customer base

•	an extensive portfolio of long-term sales contracts supported by long-life assets

•	innovative technology and experience operating in technically challenging environments

•	a leader in corporate social responsibility—building long-term, trusting relationships with communities impacted by our operations

•	an enterprise-wide risk management system tied directly to our strategy and objectives

•	balanced financial management focused on adding value for our shareholders while positioning us for growth

•	among the first to build relationships in emerging markets

With our extraordinary assets, contract portfolio, employee expertise, comprehensive industry knowledge and financial strength, we are confident in our ability to continue to grow and increase shareholder value.

8    CAMECO CORPORATION

Business segments

Uranium

We are one of the world’s largest uranium producers, and in 2011 accounted for about 16% of the world’s production. We have controlling ownership of the world’s largest high-grade reserves, with ore grades up to 100 times the world average, and low-cost operations.

Product

•	uranium concentrates (U3O 8)

Mineral reserves and resources

Mineral reserves

•	approximately 435 million pounds proven and probable

Mineral resources

•	approximately 254 million pounds measured and indicated and 318 million pounds inferred

Global exploration

•	focused on four continents

•	approximately 5 million hectares of land

Operating properties

•	McArthur River and Key Lake, Saskatchewan

•	Rabbit Lake, Saskatchewan

•	Smith Ranch-Highland, Wyoming

•	Crow Butte, Nebraska

•	Inkai, Kazakhstan

Development project

•	Cigar Lake, Saskatchewan

Projects under evaluation

•	Inkai blocks 1 and 2 production increase, Kazakhstan

•	Inkai block 3, Kazakhstan

•	McArthur River extension, Saskatchewan

•	Kintyre, Australia

•	Millennium, Saskatchewan

Fuel services

We are an integrated uranium fuel supplier, offering refining, conversion and fuel manufacturing services.

Products

•	uranium trioxide (UO3)

•	uranium hexafluoride (UF6)

  (control about 25% of world conversion capacity)

•	uranium dioxide (UO2)

  (the world’s only commercial supplier of natural UO2)

•	fuel bundles, reactor components and monitoring equipment used by Candu reactors

Operations

•	Blind River refinery, Ontario

  (refines uranium concentrates to UO3)

•	Port Hope conversion facility, Ontario

  (converts UO3 to UF6 or UO2)

•	Cameco Fuel Manufacturing Inc., Ontario

  (manufactures fuel bundles and reactor components)

•	a toll conversion agreement with Springfields Fuels Ltd. (SFL), Lancashire, United Kingdom (UK) (to convert UO3 to UF6 – expires in 2016)

We also have a 24% interest in Global Laser Enrichment (GLE) in North Carolina, with General Electric (51%) and Hitachi Ltd. (25%). GLE is testing a third-generation technology that, if successful, will use lasers to commercially enrich uranium.

2011 ANNUAL FINANCIAL REVIEW    9

Electricity

We generate clean electricity through our 31.6% interest in the Bruce Power Limited Partnership (BPLP), which operates four nuclear reactors at the Bruce B generating station in southern Ontario.

Capacity

•	3,260 megawatts (MW) (100% basis)

  (about 18% of Ontario’s electricity)

We also have agreements to manage the procurement of fuel and fuel services for BPLP, including:

- uranium concentrates

- conversion services

- fuel fabrication services

Global presence

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The nuclear energy industry today

The nuclear energy industry addressed significant challenges in 2011 related to events at the Fukushima-Daiichi nuclear power plant in Japan. As a result, the outlook for the industry remains uncertain for the near to medium term. In the long term, however, we continue to see a very strong and promising growth profile for the nuclear industry.

On March 11, an earthquake and tsunami in Japan caused cooling systems at the Fukushima-Daiichi nuclear power station to fail, and radioactive materials were released. This reduced public confidence in nuclear power in some countries, most notably Germany, which represents 5% of world nuclear generating capacity. It decided to revert to its previous phase-out policy, shutting down eight of its reactors, and plans to shut down the remaining nine reactors by 2022.

It remains unclear what level of nuclear power Japan itself – which represents 12% of global nuclear generating capacity – will depend on in the future. As of February 8, 2012, Japan had three reactors operating. These three reactors are scheduled to enter regular maintenance shutdowns between late February and the end of April, at which time we expect all of Japan’s nuclear reactors will be offline. Many are unaffected by the events in March 2011 but are offline for both planned and unplanned maintenance outages, and diminished public support has prevented utilities from gaining the regulatory and political approvals necessary to restart them. The Japanese government has ordered stress tests to be conducted on all reactors before allowing them to restart, and is implementing reforms to its existing nuclear regulatory framework and energy policy. Stress tests are progressing, but the government has not made any final decisions about restarting the reactors. Local government approval will also likely be required to allow reactors to restart.

The current operating status of reactors in Germany and Japan has caused concern that, in the near to medium term, additional volumes could be introduced to the market from deferrals and/or cancellations of deliveries under sales contracts. This has caused market participants to be discretionary in their purchases. We believe that utilities will continue to work with producers to manage these materials and minimize the impact on the market.

Cameco well positioned

During this period of uncertainty, we are in the enviable position of being heavily committed under long-term sales contracts through 2016. As well, we have commitments to supply a total of about 290 million pounds of uranium under all of our long-term contracts, many of which extend beyond 2016. Therefore, we expect to have a solid revenue stream for years to come, even in the event of declining uranium market prices.

Industry taking action

At the same time, the industry has taken action. Countries with nuclear programs are reviewing regulatory standards, assessing the safety of existing facilities and the design of reactors under construction or in the planning stage. Third party organizations such as the International Atomic Energy Association, Nuclear Energy Institute, World Association of Nuclear Operators, Institute of Nuclear Power Operators, and the World Nuclear Association are lending their support and technical expertise to governments and operators, and providing an accurate source of information for the public.

Preliminary safety reviews are now complete and lessons are being applied that we expect will make the industry even safer. Most countries with nuclear generation capacity have reconfirmed their commitment to the technology and to the future of nuclear energy.

Long-term outlook is positive

Electricity is essential to maintaining and improving the standard of living for people around the world. Demand for safe, clean, reliable, affordable energy continues to grow and the need for nuclear as part of the world’s energy mix remains compelling. We expect demand for uranium to grow, and along with it the need for new supply to meet future customer requirements. You can read more about our outlook on future supply and demand in The long-term view on page 14.

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Industry prices

Since March, the spot price has declined from $70 (US) per pound to the low $50 (US) per pound range. Utilities continue to be well covered under existing contracts. Given the current uncertainties in the market, we expect utilities and other market participants will continue to be cautiously opportunistic in their buying. We expect uranium demand in the near to medium term to remain somewhat discretionary, and so we expect prices to be relatively stable in 2012.

	2011	2010	change
Uranium ($US/lb) [1]
Average spot market price	56.36	46.83	20%
Average long-term price	66.79	60.92	10%
Fuel services ($US/kgU UF6)[1]
Average spot market price
• North America	10.61	9.11	16%
• Europe	10.61	9.83	8%
Average long-term price
• North America	16.09	12.21	32%
• Europe	16.42	13.27	24%
Note: the industry does not publish UO2 prices.
Electricity ($/MWh)
Average Ontario electricity spot price	30	36	(17)%

[1]	Average of prices reported by TradeTech and Ux Consulting (Ux)

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World consumption and production

While the events of 2011 reduced our estimate of global consumption in 2011 to 165 million pounds, which is about 15% lower than our original estimate of 195 million pounds, the industry also faced a number of production challenges this year. We estimate 2011 global production was 143 million pounds, about 5% below our original estimate of 150 million pounds.

We expect global uranium consumption to increase to about 175 million pounds in 2012, and global production to be approximately 150 million pounds. Secondary supplies should continue to bridge the gap.

By 2021, we expect world uranium consumption to be about 230 million pounds per year, an average annual growth rate of about 3%.

World consumption for UF6 and natural UO2 conversion services decreased 3% in 2011. After the events in Japan, a number of reactors were taken offline (primarily in Germany and Japan) and a number of new reactor startups were delayed as increased safety checks were required. We expect world consumption to increase by about 6% in 2012 as delayed new reactors come online.

Contract volumes

The Ux estimate for global spot market sales in 2011 is about 55 million pounds, 2% above the previous record high of 54 million pounds in 2009. Utilities were responsible for 34% of the purchases. Traders and financial players were the primary participants, taking advantage of the lower spot prices to make opportunistic purchases.

At the start of 2011, we expected long-term contracting volumes for the year to be between 150 million and 200 million pounds, but they ended the year at about 120 million pounds. We believe the decrease is likely related to utilities’ reluctance to contract during this period of market and price uncertainty. We estimate long-term contracting volumes in 2012 will be between 80 and 100 million pounds, depending on supply, market expectations and market prices.

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The long-term view

We remain confident in the long-term fundamentals of the nuclear industry, despite the near- to medium-term uncertainty. World population and industrial development continue to grow, and the World Energy Outlook for 2011 predicts a near doubling of electricity consumption between 2009 and 2035. Most of this energy will be used by developing (non-OECD) countries as their populations and standards of living increase.

New reactor outlook

Within this context, most countries are pursuing a diversified approach to energy growth, with an emphasis on energy security and clean energy. Nuclear power can generate baseload electricity with no toxic air pollutants, carbon dioxide (CO2) or other greenhouse gas emissions. It has the capacity to produce enough electricity on a global scale to meet the world’s growing needs, and while it is not the only solution, it is an affordable and sustainable source of safe, clean and reliable energy. As a result, we expect nuclear energy to remain an important part of the energy mix.

This is evident in the growth in reactor construction we expect over the next 10 years. There are 431 reactors operable today. We expect the startup of 96 net new reactors by 2021, increasing the total number of operable reactors to 527.

This is a rate of growth in new reactor construction not seen since the 1970s.

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Today there are 63 reactors under construction around the world. China continues to lead the growth, with 26 reactors under construction and dozens more planned. India, Russia and South Korea also continue to expand their nuclear generating capacity.

In the UK, government commitment to nuclear energy is strong, driven by concerns about energy security and the need to limit CO2 emissions. The US continues to make progress toward new nuclear development with six units planned, four of which we expect will receive construction licences this year, and one of which is already under construction.

We have long-term supply contracts in many of these countries, including the US and China.

Other previously non-nuclear countries are either moving ahead with their reactor construction programs or considering adding nuclear to their energy programs in the future. For example, the United Arab Emirates is proceeding with its plans to have 5.6 gigawatts of nuclear capacity in place by 2020 and is beginning the process to secure fuel for those reactors. In Saudi Arabia, where power demand has been increasing by 7% to 8% annually, plans to build 16 reactors by 2030 have been announced. Vietnam, Poland, Lithuania, Turkey, Jordan, Egypt and Belarus are also moving forward with plans to proceed with nuclear power development.

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Demand for uranium is growing

Not surprisingly, as the number of reactors grows, so too does the demand for uranium.

We expect world demand of approximately 2.2 billion pounds over the next 10 years, which includes both world consumption and strategic inventory building. Although our previous forecast has decreased by about 7% due to the events in 2011, it is still significant growth. By 2021, we expect world uranium demand to be about 250 million pounds per year, an average annual growth rate of about 3%.

Supply is expected to tighten

While the impact of the March events in Japan on demand was more immediately apparent, the drop in uranium prices and ongoing global economic turmoil are beginning to have an impact on the outlook for supply.

Disruptions in mine production, difficulty raising funds for new mining projects, project delays, the announced cancellations of new mines or mine expansions, and the end of the Russian highly enriched uranium (HEU) commercial agreement all point to tightening supply.

We expect 65% of global uranium supply over the next 10 years to come from existing primary production – mines that are currently in commercial operation – while we expect 15% to come from existing secondary supply sources. However, most secondary sources are finite and will not meet long-term needs. Currently, one of the largest sources of secondary supply is uranium derived from the Russian HEU commercial agreement. We expect all deliveries from this source to be made by the end of 2013, leaving a gap of about 24 million pounds per year. See Managing our supply and costs starting on page 23 for more information about the Russian HEU commercial agreement.

The result is that we expect 20% of supply will need to come from new sources at a time when new projects are being delayed or cancelled because of current market conditions. In addition, there are barriers to entry, and the lead time for new uranium production can be as long as 10 years or more, depending on the deposit type and location.

Cameco is well positioned

Given our extensive base of mineral reserves and resources, diversified sources of supply and global exploration program, we are well positioned to meet the growing demand for uranium.

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Our strategy

Our strategy is to increase annual uranium production to 40 million pounds by 2018 and to invest in opportunities across the nuclear fuel cycle that we expect will complement and enhance our business.

Growth

Our growth strategy continues to focus on our uranium segment. Over the next 10 years, we expect 96 net new reactors to be built. Deliveries under the Russian HEU commercial agreement will end in 2013, and the industry will need new production. Lead times in our industry are long, so we are preparing our assets today to make sure we can respond quickly to changing market conditions with a continued focus on profitability.

In addition, we have an active exploration program and a disciplined acquisition strategy, which we expect will provide us with opportunities to create synergies and grow.

Exploration

Our program is directed at replacing mineral reserves as they are depleted by our production, and ensuring our growth beyond 2018. We have maintained an active exploration program even during periods of weak uranium prices, which has helped us secure land with exploration and development prospects that are among the best in the world. Many of these prospects are located close to our existing operations where we have established infrastructure and capacity to expand.

Our exploration efforts have increased uranium mineral reserves and resources at our operations. We have direct interests in almost 75 active exploration projects in eight countries, over 110 experienced professionals searching for the next generation of deposits, and ownership interests in approximately 5 million hectares (12.5 million acres) of land mainly in Canada, Australia, Kazakhstan, the US, Mongolia and Peru. In northern Saskatchewan alone, we have direct interests in 1.4 million hectares (3.5 million acres) of land covering many of the most prospective exploration areas of the Athabasca Basin. Many of our projects are advanced through joint ventures with both junior and major uranium companies.

For properties that meet our investment criteria, we will partner with other companies through strategic alliances, equity holdings and traditional joint venture arrangements. Our leadership position and industry expertise in both exploration and corporate social responsibility make us a partner of choice.

Acquisition

We have a dedicated team looking for acquisition opportunities that we expect will further add to our production, support our sales activities, and complement and enhance our business in the nuclear industry. We will invest when an opportunity is available at the right time and the right price.

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Uranium: growing production

We have a strategy and process in place to increase our annual production to 40 million pounds by 2018, which we expect to come from three sources:

•	operating properties

•	development projects

•	projects under evaluation

We expect about half of the total 2018 annual production will come from mines that are already operating, while the other half is expected to come from projects that are in development or under evaluation.

We advance each project through a stage gate process that includes several defined decision points in the assessment and development stages. At each point, we re-evaluate the project based on current economic, competitive, social, legal, political and environmental considerations. If it continues to meet our criteria, we proceed to the next stage. This process allows us to build a pipeline of projects ready for a production decision.

The chart below shows the mix of projects we had when we started our Double U strategy in 2008 and how we expect each of these sources to progress towards achieving our 2018 production goal.

Many of these projects are in the early stage. Depending on the results of our evaluation activities or changing market signals, the mix of projects to reach our 2018 goal may change.

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To meet our goal, we estimate our capital costs for the development projects and projects under evaluation in the chart will be between $200 and $400 million per year in growth capital for the next three years. See Capital spending starting on page 42.

This is a preliminary estimate that we expect to fund using existing cash balances and operating cash flows. Many of these are early stage projects, however, and the mix of projects and their underlying capital estimates could change significantly.

In 2008 Cameco launched a strategy to double our annual uranium production to 40 million pounds by 2018 (Double U).

We have been working toward that goal by focusing on our existing portfolio, monitoring the market and putting resources into the projects that make the most sense. We just completed year four of our 10-year strategy, and we are on track.

Operating properties

Our current sources of production are McArthur River/Key Lake, Rabbit Lake, Smith Ranch-Highland, Crow Butte and Inkai.

We plan to maintain production at these operations, and to expand production where we can by developing new mining zones. We are upgrading the mills at Key Lake and Rabbit Lake to support our plans for production growth.

Inkai blocks 1 and 2, in Kazakhstan, have the potential to significantly increase production. Based on current mineral reserves, we expect Rabbit Lake to produce until 2017, although work is ongoing to extend its mine life even further.

Development project

Cigar Lake is our project in development. It is a superior, world-class deposit that we expect to generate 9 million pounds of uranium per year (our share) after we finish construction and ramp up to full production. We are targeting first commissioning in ore in mid-2013, with the first pounds to be packaged at the McClean Lake mill in the fourth quarter of 2013.

Projects under evaluation

We are evaluating several potential sources of production, including expanding McArthur River, increasing production at Inkai blocks 1 and 2, advancing Inkai block 3, increasing production in the US, and advancing Kintyre and Millennium.

•	The McArthur River extension is expected to expand our existing mining area, which is part of the most prolific high-grade uranium system in the world.

•

Under an MOU with our Inkai partner, National Atomic Company KazAtomProm Joint Stock Company (Kazatomprom), we are in discussions to increase annual production from blocks 1 and 2 to 10.4 million pounds (100% basis).

•	Inkai block 3, in Kazakhstan, has the potential to become a significant source of production.

•	We are the largest producer in the US and are planning to almost double annual production.

•	Our 70% interest in Kintyre, in Australia, adds potential to diversify our production by geography and deposit type.

•	Millennium is a uranium deposit in northern Saskatchewan that we expect will take advantage of our excess milling capacity.

We expect to spend between $20 million and $25 million per year on average for the next three years to assess the feasibility of projects under evaluation. These amounts will be expensed as incurred.

You can read more about each of these projects in Our operations and development projects on page 61.

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Fuel services: capturing synergies

We control about 25% of world UF6 conversion capacity and are the only commercial supplier of natural UO2. Our focus is on cost-competitiveness and operational efficiency.

Our fuel services segment is strategically important because it helps support the growth of the uranium segment. Offering a range of products and services to customers helps us broaden our business relationships and expand our uranium market share.

We also continue to explore innovative areas like laser enrichment technology to broaden our fuel cycle participation and help us serve our customers more effectively.

Today, uranium enrichment is the second largest value component, after uranium, in a typical light water reactor fuel bundle. The enrichment market has the same customer base as the uranium market, and most of the world’s commercial nuclear reactors need enriched uranium.

Uranium and enrichment can be substituted for each other to some extent to produce a given amount of enriched uranium product. For example, when uranium is relatively more expensive than enrichment, it is more cost-effective to reduce the amount of uranium feedstock and use more enrichment capacity. When enrichment is relatively more expensive, it makes sense to use more uranium and less enrichment to produce the same amount of enriched uranium product.

Enrichment has the potential to be a significant growth area for us, and offers operational synergies that could significantly enhance profit margins for both our uranium business and future enrichment operations. As one of the largest uranium suppliers in the world, our investment in this segment of the fuel cycle would help us capture additional value.

Electricity: capturing added value

Our investment in BPLP has been an excellent source of cash flow. Our focus is on maintaining steady cash flow and building synergies with our other segments. BPLP is considering extending the operating life of the four Bruce B units, and we will have an opportunity to invest if BPLP decides to proceed. We would base this investment decision on the underlying value proposition and the strategic fit with our other growth objectives.

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This discussion of our strategy and our process to increase our annual uranium production by 2018 is all forward-looking information. It is based on the assumptions and subject to the material risks discussed on page 2, and specifically on the assumptions and risks listed here.

Assumptions

Our statements about increasing annual production by 2018 to 40 million pounds reflect our current production target for 2018. Although we are confident in our efforts to reach that target, we cannot guarantee that we will. We have made assumptions about 2018 production levels at each of our existing operating mines. We have also made assumptions about the development of mines that are not operating yet and their 2018 production levels. We believe these assumptions are reasonable, individually and together, but if an assumption about one or more mines proves to be incorrect, we will not reach our 2018 target production level unless the shortfall can be made up by additional production at another mine.

Material risks that could prevent us from reaching our target

•	we cannot locate additional mineral reserves and identify appropriate methods of mining to maintain and increase production levels at McArthur River

•	we cannot locate additional mineral reserves to extend Rabbit Lake’s mine life to maintain production

•	our partner or the Kazakh government does not support an increase in production to the expected level at Inkai, blocks 1 and 2, or we do not reach the full production level as quickly as we expect

•	we cannot bring block 3 into production at Inkai if the feasibility study is not favourable or we cannot secure partner or government approval

•	development at Cigar Lake is not completed on schedule, or we do not reach the full production level as quickly as we expect

•	development of Kintyre is delayed due to political, regulatory or indigenous people issues

•	we cannot obtain a favourable feasibility study for Kintyre or the Millennium project, or we cannot reach agreement with our project partners to move ahead with production at Kintyre or Millennium
•	the Key Lake mill does not have enough capacity to handle anticipated production increases, and we are not able to expand its capacity or to identify alternative milling arrangements

•	the projects under evaluation do not proceed or, if they do, are not completed on schedule or do not reach full production levels as quickly as we expect

•	uranium prices and development and operating costs make it uneconomical to develop projects under consideration

•	we cannot obtain or maintain necessary permits or approvals from government authorities

•

disruption in production or development due to natural phenomena, labour disputes, political risks, blockades or other acts of social or political activism, lack of tailings capacity, or other development and operation risks

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Building on our strengths

World-class assets

We have extensive mineral reserves and resources, a large portfolio of low-cost mining operations, and geographically diverse uranium assets with controlling interests in the world’s largest high-grade uranium reserves.

Employee expertise

Our company is filled with talented and creative people who are committed to achieving our strategy in a manner consistent with our corporate values of protecting people and the environment, excellence and integrity.

Strong customer relationships

We have large, creditworthy customers that continue to need uranium, even during weak economic conditions, and we expect the uranium contract portfolio we have built to provide a solid revenue stream for years to come.

Uranium price leverage

Our plans to increase our production of uranium, combined with our contracting strategy, are designed to give us leverage when uranium prices go up, and to protect us when prices decline.

Financial strength

We are in a strong financial position to proceed with our growth plans. We are working to ensure our capital structure is appropriate and adds value for our shareholders.

Disciplined portfolio management

We have a disciplined portfolio management process that incorporates all capital projects into a single capital plan and uses a stage gate decision process (see page 18). This ensures our capital projects are aligned with our strategic objectives, and that business benefits are measurable and attainable.

Focused risk management

We have a formal enterprise-wide risk management process that we apply consistently and systematically across our organization. Risk management is a core element of our strategy and our objectives, and we use it to continuously improve our organization. It will underpin decisions we make as we move ahead with our growth strategy.

Innovation

We are always looking for ways to improve processes, to increase safety and environmental performance, and reduce costs. We are currently working on projects in all aspects of operations, including upgrading the Key Lake and Rabbit Lake mills.

Reputation

We believe strongly in our values and apply them consistently in our operations and business dealings. We are recognized as a reliable supplier and business partner, strong community supporter and employer of choice.

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Managing our growth

Our ability to grow is a function of our people, processes, assets and reputation, and the ability to enhance and leverage these strengths to add value and build competitive advantage.

We use four categories to define what we are committed to deliver, and how we will measure our results:

•	outstanding financial performance

•	a safe, healthy and rewarding workplace

•	a clean environment

•	supportive communities

We introduced these measures of success to proactively address the financial, social and environmental aspects of our business. We believe that each is integral to our overall success and that, together, they will ensure our long-term sustainability.

Focus on long-term sustainability

Companies are under growing scrutiny for the way they conduct their businesses, and there has been a significant increase in stakeholder expectations for environmentally and socially responsible business practices.

Rather than viewing sustainable development as an ‘add-on’ to traditional business activity, we see it as integral to the way we do business, and have made it a strategic priority, integrating it into our objectives and compensation policies.

You can find out more in our sustainable development report and annual information form, which are on our website (cameco.com).

Outstanding financial performance

The mining industry is becoming increasingly competitive, particularly in two of the jurisdictions where we operate, northern Saskatchewan in Canada and Western Australia. Our financial results depend heavily on our sales and production volumes, on the cost of supply, and on the prices we realize in our uranium and fuel services segments.

Managing our supply and costs

We sell more uranium than we produce every year. We meet our delivery commitments using uranium we obtain:

•	from our own production

•	through long-term purchase agreements and on the spot market

•	from our existing inventory—we target inventories of about six months of forward sales of uranium concentrates and UF6

Like all mining companies, our uranium segment is affected by the rising cost of inputs like labour and fuel. In 2011, labour, production supplies and contracted services made up 88% of the production costs at our uranium mines. Labour (34%) was the largest component. Production supplies (27%) included fuels, reagents and other items. Contracted services (27%) included mining and maintenance contractors, air charters, security and ground freight.

Operating costs in our fuel services segment are mainly fixed. In 2011, labour accounted for about 49% of the total. The largest variable operating cost is for energy (natural gas and electricity), followed by zirconium and anhydrous hydrogen fluoride.

To help us operate efficiently and cost-effectively as we grow, we manage operating costs and improve plant reliability by prudently investing in production infrastructure, new technology and business process improvements.

Our costs are also affected by the purchases of uranium and conversion services we make under long-term contracts and on the spot market.

Our long-term purchase contracts are at fixed prices that are lower than the current published spot and long-term prices. Our most significant long-term purchase contract is the Russian HEU commercial agreement, which ends in 2013. We expect to purchase about 17 million pounds, our remaining volumes, under this agreement to the end of 2013. The purchase price escalates with inflation and was agreed to in 2001 when uranium prices were much lower than today. In 2008, pricing on approximately 6 million pounds of the remaining volumes available to us in 2012 and

2011 ANNUAL FINANCIAL REVIEW    23

2013 was renegotiated. Using a $60 (US) per pound uranium spot price, the average price increase from 2012 to 2013 on these 6 million pounds is expected to be about $18 (US) per pound (including an adjustment for inflation).

After the Russian HEU commercial agreement ends in 2013, we expect to maintain our sales volumes using a combination of sources, including:

•	increased production from various supply sources (including the rampup of Cigar Lake)

•	normal-course purchases of uranium under existing and/or new arrangements

•	discretionary use of inventories

We expect our purchases will result in profitable sales; however, the cost of purchased material is likely to be higher than our other sources of supply.

In addition, we will make spot purchases to take advantage of opportunities to place material into higher priced contracts. We make spot purchases prudently, looking at the spot price and other factors relating to our business to decide whether a spot purchase is appropriate. This activity gives us insight into the underlying market fundamentals and is a source of profit.

Managing contracts

We sell uranium and fuel services directly to nuclear utilities around the world, as uranium concentrates, UO2, UF6, conversion services or fuel fabrication.

Uranium is not traded in meaningful quantities on a commodity exchange. Utilities buy the majority of their uranium and fuel services products under long-term contracts with suppliers, and meet the rest of their needs on the spot market.

Our extensive portfolio of long-term sales contracts—and the long-term, trusting relationships we have with our customers—are core strengths for us.

Because we deliver large volumes of uranium every year, our net earnings and operating cash flows are affected by changes in the uranium price. Our contracting strategy is to secure a solid base of earnings and cash flow by maintaining a balanced contract portfolio that maximizes our realized price. Market prices are influenced by the fundamentals of supply and demand, geopolitical events, disruptions in planned supply and other market factors. Contract terms usually reflect market conditions at the time the contract is accepted, with deliveries beginning several years in the future.

Our current uranium contracting strategy is to sign contracts with terms of 10 years or more that include mechanisms to protect us when market prices decline, and allow us to benefit when market prices go up. Our portfolio includes a mix of fixed-price and market-related contracts, which we target at a 40:60 ratio. Fixed-price contracts are typically based on the industry long-term price indicator at the time the contract is accepted, adjusted for inflation to the time of delivery. Market-related contracts may be based on either the spot price or the long-term price as quoted at the time of delivery, and often include floor prices adjusted for inflation and some include ceiling prices also adjusted for inflation.

This is a balanced approach that reduces the volatility of our future earnings and cash flow, and that we believe delivers the best value to shareholders over the long term. It is also consistent with the contracting strategy of our customers. This strategy has allowed us to add increasingly favourable contracts to our portfolio that will enable us to benefit from any increases in market prices in the future.

The majority of our contracts include a supply interruption clause that gives us the right to reduce, on a pro rata basis, defer or cancel deliveries if there is a shortfall in planned production or in deliveries under the Russian HEU commercial agreement.

We are heavily committed under long-term uranium contracts through 2016, so we are being selective when considering new commitments.

The majority of our fuel services contracts are at a fixed price per kgU, adjusted for inflation, and reflect the market at the time the contract is accepted.

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A safe, healthy and rewarding workplace

We strive to foster a safe, healthy and rewarding workplace at all of our facilities, and measure progress against key indicators, such as conventional and radiation safety statistics, employee sentiment toward the company and employment creation.

To achieve our growth objectives, we continue to build an engaged, qualified and diverse organization capable of leading and implementing our strategies. Our challenge is to retain our current workforce and compete for the limited number of qualified people available, both to replace retiring employees and to support our growth. Our long-term people strategy includes identifying critical workforce segments and planning our workforce to meet this challenge.

Our approach is working. We were recognized in a number of ways for our employee programs in 2011: the Financial Post named Cameco one of the Top 10 Best Companies to Work For in Canada; Mediacorp named us one of Canada’s Top 100 Employers; and the Globe and Mail named us one of Canada’s Top Diversity Employers. You can find out more about our awards on cameco.com.

A clean environment

We are committed to operating our business with respect and care for the local and global environment. We strive to be a leader in environmental practices and performance by complying with and moving beyond legal and other requirements.

We are committed to integrating environmental leadership into everything we do. In 2005, we launched a formal environmental leadership initiative, and set objectives and performance indicators to measure our progress in protecting the air, water and land near our operations, and in reducing the amount of waste we generate and energy we use.

Reducing our impact

We have been working to reduce the impact we have on the environment. This includes monitoring and reducing our effect on air, water and land, reducing the greenhouse gases we produce and the amount of energy we consume, and managing the effects of waste.

We are investing in management systems and safety initiatives to achieve operational excellence, and this continues to improve our safety and environmental performance and operating efficiency.

We have developed new water treatment technologies that have improved the quality of the water released from our Saskatchewan uranium milling operations, and are working on other projects to reduce waste, improve the reclamation process and manage waste rock more effectively.

We have also completed an energy assessment at each of our North American operations, and developed management plans for reducing our energy intensity and greenhouse gas emissions.

We are maximizing the lifespan of our operating sites to limit the environmental impact of operations, and revitalizing the Key Lake mill (in operation for 29 years) and Rabbit Lake mill (in operation for 37 years).

Like other large industrial organizations, we use chemicals in our operations that could be hazardous to our health and the environment if they are not handled correctly. We train our employees in the proper use of hazardous substances and in emergency response techniques.

We work with communities who are affected by our activities to tell them what we are doing and to receive feedback and further input to build and sustain their trust. For example, in Saskatchewan, we participate in the Athabasca Working Group and Northern Saskatchewan Environmental Quality Committee. In Ontario, we liaise with our communities by regularly holding educational and environment-focused activities.

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Supportive communities

To maintain public support for our operations (our social licence to operate) and our global reputation, we need the respect and support of communities, indigenous people, governments and regulators affected by our operations.

We build and sustain the trust of local communities by being a leader in corporate social responsibility (CSR). Through our CSR initiatives, we educate, engage, employ and invest in the people in the regions where we operate.

For example, in northern Saskatchewan in 2011:

•	just over 50% of the employees at our northern mines were local residents (more than 760 residents) and were paid over $43 million in wages

•	approximately $390 million was paid to northern businesses, who provided 74% of services to our northern minesites. This is the most that we have ever procured from northern vendors in one year.

•	we made nearly 90 community visits in northern Saskatchewan to discuss potential projects at our northern operations and to provide career information to high school students and community members

•	we donated over $1.3 million to northern and aboriginal initiatives for youth, health and wellness, education and literacy, and culture and recreation

•	we provided $100,000 in scholarships to post-secondary students

Our operations are closely regulated to give the public comfort that we are operating in a safe and environmentally responsible way. Regulators approve the construction, startup, continued operation and any significant changes to our operations. Our operations are also subject to laws and regulations related to safety and the environment, including the management of hazardous wastes and materials.

Our objectives are consistent with those of our regulators – to keep people safe and to protect the environment. We pursue these goals through open and co-operative relationships with all of our regulators. We work to earn their trust and that of other stakeholders by continually striving to protect people and the environment.

26    CAMECO CORPORATION

Measuring our results

We set corporate, business unit and departmental objectives every year under our four measures of success, and these become the foundation for a portion of annual employee compensation.

2011 objectives	Results	2012 objectives This is forward-looking information. See page 1 for more information.
Outstanding financial performance

Production • Produce 21.9 million pounds of U3O8 and between 15 million and 16 million kgU from fuel services.	Achieved • Our share of U3O8 production was 22.4 million pounds, or 102% of plan, and we produced 14.7 million kgU at fuel services, or 98% of plan.	Production • Achieve budgeted production from our uranium and fuel services segments.

Exceeded

•  Exceeded our production target of 18.7 million lbs U3O8 (100% basis) by 7% at McArthur River/Key Lake through technological advancements and identification of mining opportunities that allowed us to take advantage of production flexibility provisions in our operating licences.

McArthur River • Implement productivity improvements to maintain planned production during mining zone transitions.

Financial measures Corporate performance • Achieve budgeted net earnings and cash flow from operations (before working capital changes).	Exceeded • Adjusted net earnings[1] were $509 million, 32% higher than budget. Cash flow from operations (before working capital changes)[1] was $850 million, 41% higher than budget.	Financial measures Corporate performance • Achieve budgeted adjusted net earnings and cash flow from operations (before working capital changes).

Costs • Strive for unit costs below budget.

Achieved

•  Actual unit operating costs for uranium were 1% better than budgeted costs of $19.19 per lb U3O8 produced and exceeded budgeted unit production costs for fuel services of $15.65 per kgU sold, by 3%. The results were weighted 70/30, reflecting the portion each segment makes up of our business. Our minimum target was to achieve budgeted unit costs on a consolidated basis. Target was achieved in the face of cost escalation fuelled by increased resource development activity where we operate.

Costs • Achieve budgeted unit costs.
[1]

We use adjusted net earnings and cash flow from operations (before working capital changes) as a more meaningful way to compare our financial performance from period to period. These are not standard measures, and not a substitute for financial information prepared in accordance with IFRS. Other companies may calculate these measures differently. See Adjusted net earnings (non-IFRS/GAAP measure) and note 26 to our audited 2011 financial statements for more information.

2011 ANNUAL FINANCIAL REVIEW    27

2011 objectives	Results	2012 objectives
Outstanding financial performance

Growth Cigar Lake • Advance the project towards mid-2013 startup by completing remediation of all underground workings and advancing shaft 2 sinking.

Achieved

•  Completed remediation of all underground workings and completed sinking of shaft 2 to the 480 metre level. Cigar Lake is a challenging deposit to mine. Completion of these critical milestones required careful planning and deliberate execution.

Growth

•  Meet regulatory project milestones and stage gate assessments on projects that support our Double U strategy.

Cigar Lake

•  Advance the project towards startup in 2013 by successfully completing critical activities planned for 2012.

Inkai

•  Advance block 3 mineral resource delineation and the engineering design of a test leach facility. Advance construction of site infrastructure.

•  Receive approval to increase annual production from blocks 1 and 2 to design capacity of 5.2 million pounds per annum (100% basis). Pursue our longer-term objective of receiving approval to double annual production from blocks 1 and 2 by advancing the conversion joint venture project with Kazatomprom.

Partially achieved

•  Advanced block 3 mineral resource delineation, completed engineering for a test leach facility and began infrastructure development. We need regulatory approval of the detailed delineation and test leach work programs. The approval process has been challenging because of the complex and developing regulatory environment.

Partially achieved

•  Signed memorandum of agreement with our partner to increase annual production from blocks 1 and 2 to 5.2 million pounds per year (100% basis). Government approval is pending in this complex and developing regulatory environment. To pursue our longer-term objective to double annual production, we continued to explore with Kazatomprom the feasibility of building a uranium conversion facility and other potential collaborations in uranium conversion.

Inkai

•  Advance block 3 mineral resource delineation drilling and complete the test leach facility.

•  Receive approval to increase annual production from blocks 1 and 2 to design capacity of 5.2 million pounds per annum (100% basis). Continue to advance our longer-term objective of receiving approval to double annual production from blocks 1 and 2, extend the lease terms and secure block 3 mining rights.

28    CAMECO CORPORATION

2011 objectives	Results	2012 objectives
Outstanding financial performance

Growth (continued) Kintyre • Continue to advance project evaluation to allow a production decision as soon as possible.

Partially achieved

•  Significantly advanced a prefeasibility study and an environmental review and management program in a remote area that is often subject to extreme weather conditions. To support our prefeasibility study, we expanded the scope of our drilling program and delayed these activities to 2012. Gained support in principle from the Martu, the local indigenous people, for development of the project.

Growth (continued)

Kintyre

•  Continue to advance project evaluation in 2012 and decide if we will proceed to feasibility.

Exploration and innovation

•  Replace mineral reserves and resources at the rate of annual  U3O8 production based on a three-year rolling average.

Millennium • Continue to advance the Millennium project toward a project decision.

Achieved

•  Continued to work on the environmental assessment and carried out additional studies and design work. Our 2011 drill program resulted in an increase in inferred resources. As a project under evaluation, it must pass a number of decision points before the project decision is made.

Exploration and innovation • Replace mineral reserves and resources at the rate of annual U3O8 production based on a three-year rolling average.

Achieved

•  Over the last three years, mineral reserves decreased by 60 million pounds compared to production of 66 million pounds, measured and indicated resources increased by 126 million pounds and inferred resources decreased by 18 million pounds. On average, production was replaced and exceeded by 16 million pounds per year in each of the last three years (2009 to 2011). Replacing our reserves and resources is fundamental to our long-term success.

• Support production growth and improved operating efficiencies through targeted research, development and technological innovation.

Achieved

•  Advanced numerous ongoing research projects and selected four of these to fast track that are aimed at improving our environmental performance and process efficiencies at our operations. Innovation is critical to achieving continuous improvement in these areas even though it is complex and its outcome is uncertain.

2011 ANNUAL FINANCIAL REVIEW    29

2011 objectives	Results	2012 objectives
Outstanding financial performance

Growth (continued) McArthur River extension • Advance the underground exploration drifts to the north of current mining areas and initiate a feasibility study.

Achieved

•  Advanced the underground exploration drifts based on our updated mine plan and began feasibility work. Upgraded resources from inferred to indicated based on surface drilling. Achieved these results while managing the operational risks associated with the location and grade of the orebody.

Growth (continued)

Management • Sustain and grow production in accordance with our strategy to double annual uranium production by 2018 by advancing pipeline uranium projects through the stage gate process.

Achieved

•  Successfully implemented the stage gate process and incorporated all of our global development projects into the process. This is a complex scheduling process involving cross-functional teams, communication across different disciplines and several large capital projects in different geographic locations competing for internal resources.

Management • Deliver capital projects planned for completion in 2012 within budget and on schedule.

• Deliver planned capital projects within 10% of budget.	Achieved • The 213 capital projects that closed in 2011 were 3.8% below our budget of $150 million.
Safe, healthy and rewarding workplace

•  Strive for no lost-time injuries at all Cameco-operated sites and, at a minimum, maintain a long-term downward trend in combined employee and contractor injury frequency and severity, and radiation doses.

Achieved

•  Safety performance in 2011 was strong overall, although performance declined slightly from last year’s record-setting level and there were a few serious near misses. Lost-time incident frequency for employees and contractors was 0.3 per 200,000 hours worked compared to a target of 0.4, severity was 8.9 compared to a target of 25.

•  Strive for no lost-time injuries at all Cameco-operated sites and, at a minimum, maintain a long-term downward trend in combined employee and contractor injury frequency and severity, and radiation doses.

•  Attract, retain, engage and develop employees in support of current and future operations and establish succession pools for key positions.

•  Complete implementation of the risk standard and integrate it into our quality management system. Adopt a risk policy and implement improvements to the risk governance structure at the management and board level.

Achieved

•  Completed implementation of the risk standard and integrated it into our quality management system. This involved significant change management across Cameco. Management and the board approved the risk policy, and we made improvements to our risk governance structure.

30    CAMECO CORPORATION

2011 objectives	Results	2012 objectives
Clean environment

• Strive for zero reportable environmental incidents, reduce the frequency of incidents and have no significant incidents at Cameco-operated sites.

Partially achieved

•  There were 31 reportable environmental incidents, slightly above our three-year average of 29, but within the range of expected statistical variation. There were no significant environmental incidents.

• Strive for zero reportable environmental incidents, reduce the frequency of incidents and have no significant incidents at Cameco-operated sites.

• Improve year-over-year performance in corporate environmental leadership indicators.

Achieved

•  Two of eight key performance indicators showed an improvement over 2010, while two were at the same level as 2010. Higher rates in two of the key indicators were largely influenced by the cleanup of historic waste. Higher rates in the remaining two key indicators were tied to increased activity at our operations. We need continuous innovation in our practices and technology to improve year-over-year.

Supportive communities

•  Develop long-term relationships by engaging with stakeholders important to our sustainability. Ensure support from our employees, impacted communities, investors, governments and the general public through communications, community investment and business development.

Achieved

•  Established and maintained positive relationships with groups affected by our operating activities. Received a higher management credibility rating of 74% in our investor perception study compared to 64% in 2010. Maintained strong corporate trust ratings in Saskatchewan (7.24/10 compared to 7.62 in 2010), Port Hope (7.98/10 compared to 7.58 in 2010) and the US (7.32/10 compared to 7.74 in 2010). These levels of support for our operations were achieved in the face of inherent challenges for mining companies, complicated by misperceptions of the nuclear industry. Named a Top 100 Employer and among the 10 Best Companies to Work For, and received awards for being one of Saskatchewan’s Top Employers, Canada’s Best Diversity Employers and a Top Employer of Canadians Over 40.

•  Develop long-term relationships by engaging with regulators and other stakeholders important to our sustainability. Secure continued support from our employees, impacted communities, investors, governments and the general public through communications, community investment and business development

• Implement Cameco’s corporate social responsibility policy to advance Cameco projects in all locations and secure support from indigenous communities affected by our operations.

2011 ANNUAL FINANCIAL REVIEW    31

Financial results

This section of our MD&A discusses our performance, financial condition and outlook for the future.

2011 consolidated financial results	33
Outlook for 2012	39
Liquidity and capital resources	40

2011 financial results by segment	46
Uranium	46
Fuel services	50
Electricity	51

Fourth quarter results	53
Fourth quarter consolidated results	53
Quarterly trends	54
Fourth quarter results by segment	55

32    CAMECO CORPORATION

2011 consolidated financial results

On January 1, 2011, we adopted IFRS for Canadian publicly accountable enterprises. Our financial statements have been prepared using IFRS. Amounts relating to the year ended December 31, 2010 in this MD&A and our related financial statements have been revised using IFRS for comparative purposes. Amounts for periods prior to January 1, 2010 are presented in accordance with Canadian GAAP.

Highlights December 31 ($ millions except per share amounts)	2011	2010	Canadian GAAP 2009		change from 2010 to 2011
Revenue	2,384	2,124	2,315		12%
Gross profit	776	771	750		1%
Net earnings	450	516	1,099	[1]	(13)%
$ per common share (basic)	1.14	1.31	2.83	[1]	(13)%
$ per common share (diluted)	1.14	1.31	2.82	[1]	(13)%
Adjusted net earnings (non-IFRS/GAAP, see below)	509	497	528		2%
$ per common share (adjusted and diluted)	1.29	1.26	1.35		2%
Cash provided by operations (after working capital changes)	732	521	690		40%

[1]

Net earnings for 2009 includes an amount of $382 million relating to a discontinued operation. In 2009, we sold our interest in Centerra Gold Inc. For that year, net earnings from continuing operations amounted to $717 million ($1.84 per share basic & diluted).

Net earnings

Our net earnings were $450 million ($1.14 per share diluted) compared to $516 million ($1.31 per share diluted) in 2010 mainly due to:

•	lower earnings from our electricity business due to higher costs, lower realized prices and a decline in sales volumes

•	higher taxes due to an increase in the provision related to our transfer pricing dispute with the Canadian Revenue Agency (CRA)

•	lower earnings from our fuel services business as a result of an increase in the cost of sales, partially offset by an increase in sales volumes

•	losses on foreign exchange derivatives, compared to gains in 2010

•	higher earnings from our uranium business due to higher realized prices, and an increase in sales volumes, partially offset by an increase in the cost of sales

Three-year trend

Our net earnings normally trend with revenue, but in recent years have been significantly influenced by unusual items.

In 2010, our net earnings were $583 million lower than in 2009 primarily due to us selling our interest in Centerra and recording an after tax gain of $374 million in 2009. We also recorded an after tax profit of $189 million on foreign exchange derivatives in 2009 compared to an after tax profit of $19 million in 2010.

Adjusted net earnings (non-IFRS/GAAP measure)

Adjusted net earnings is a measure that does not have a standardized meaning or a consistent basis of calculation under IFRS (non-IFRS measure). We use this measure as a more meaningful way to compare our financial performance from period to period. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. Adjusted net earnings is our net earnings attributable to equity holders, adjusted to better reflect the underlying financial performance for the reporting period. The adjusted earnings measure reflects the matching of the net benefits of our hedging program with the inflows of foreign currencies in the applicable reporting period and adjusted for earnings from discontinued operations. We also used this measure prior to adoption of IFRS (non-GAAP measure).

2011 ANNUAL FINANCIAL REVIEW    33

Adjusted net earnings is non-standard supplemental information and should not be considered in isolation or as a substitute for financial information prepared according to accounting standards. Other companies may calculate this measure differently so you may not be able to make a direct comparison to similar measures presented by other companies.

To facilitate a better understanding of these measures, the table below reconciles adjusted net earnings with our net earnings for the years ended 2011 and 2010 as reported in our financial statements.

($ millions)	2011	2010	Canadian GAAP 2009
Net earnings	450	516	1,099
Adjustments
Earnings from discontinued operations (after tax)	—	—	(382)
Adjustments on derivatives[1] (pre-tax)	80	(26)	(257)
Income taxes on adjustments to derivatives	(21)	7	68
Adjusted net earnings	509	497	528

[1]

In 2008, we opted to discontinue hedge accounting for our portfolio of foreign currency forward sales contracts. Since then, we have adjusted our gains or losses on derivatives as reported under IFRS (and previously under Canadian GAAP) to reflect what our earnings would have been had hedge accounting been applied.

The table below shows what contributed to the change in adjusted net earnings for 2011.

($ millions)
Adjusted net earnings – 2010		497
Change in gross profit by segment (we calculate gross profit by deducting from revenue the cost of products and services sold, and depreciation and amortization (D&A), net of hedging benefits)
Uranium	Higher sales volume	58
	Higher realized prices ($US)	182
	Foreign exchange impact on realized prices	(71)
	Higher costs	(68)
	Hedging benefits	20
	change – uranium	121
Fuel services	Higher sales volume	5
	Lower realized prices ($Cdn)	(3)
	Higher costs	(13)
	Hedging benefits	3
	change – fuel services	(8)
Electricity	Lower sales volume	(8)
	Lower realized prices ($Cdn)	(30)
	Higher costs	(46)
	change – electricity	(84)
Other changes
Cigar Lake remediation		12
Income taxes		(36)
Other		7
Adjusted net earnings – 2011		509

34    CAMECO CORPORATION

Three-year trend

Our adjusted net earnings have been relatively stable over the past three years.

The 6% decrease from 2009 to 2010 resulted from:

•	lower profits from our electricity business, relating to a lower realized selling price

•	higher exploration expenses

•	higher income taxes

•	partially offset by improved profits in the uranium business, relating to the lower cost of sales

The 2% increase from 2010 to 2011 resulted from:

•	higher earnings from our uranium business due to higher realized prices, and an increase in sales volumes, partially offset by:

•	an increase in the cost of sales

•	lower earnings from our electricity business due to higher costs, lower realized prices and lower sales volumes

•	lower earnings from our fuel services business resulting from higher costs, partially offset by higher sales volumes

•	higher income taxes

Revenue

The table below shows what contributed to the change in revenue this year.

($ millions)
Revenue – 2010	2,124
Uranium
Higher sales volume	147
Higher realized prices ($Cdn)	111
Fuel services
Higher sales volume	21
Lower realized prices ($Cdn)	(3)
Electricity
Lower output	(19)
Lower realized prices ($Cdn)	(31)
Other	34
Revenue – 2011	2,384

See Financial results by segment on page 46 for more detailed discussion.

Three-year trend

In 2010, revenue declined by 8% to $2.1 billion largely due to reduced sales volumes in the uranium business and a lower realized price in electricity. The decline in sales volumes was matched with an increase in inventories.

In 2011, revenue increased by 12% to a record $2.4 billion, due to higher sales volumes and record realized prices in our uranium business.

Average realized prices

		2011	2010	2009	change from 2010 to 2011
Uranium[1]	$US/lb $Cdn/lb	49.17 49.18	43.63 45.81	38.25 45.12	13 7	% %
Fuel services	$Cdn/kgU	16.71	16.86	17.84	(1)%
Electricity	$Cdn/MWh	54	58	64	(7)%

[1]	Average realized foreign exchange rate ($US/$Cdn): 2011 – $1.00, 2010 – $1.05 and 2009 – $1.18.

2011 ANNUAL FINANCIAL REVIEW    35

Outlook for 2012

We expect consolidated revenue to be 0% to 5% lower in 2012 due to:

•	lower sales volumes in the fuel services business

•	decrease in realized prices in the uranium business

•	partially offset by higher volumes in the electricity business

Our customers choose when in the year to receive deliveries of uranium and fuel services products, so our quarterly delivery patterns, and therefore our sales volumes and revenue, can vary significantly. We expect that deliveries this year will be evenly distributed across the quarters. However, not all delivery notices have been received to date, which could alter the delivery pattern.

Corporate expenses

Administration

($ millions)	2011	2010	change
Direct administration	147	145	1%
Stock-based compensation	10	10	—
Total administration	157	155	1%

Direct administration costs in 2011 were $2 million higher than in 2010 as we continued to pursue and evaluate growth opportunities. These costs were lower than we forecast as we narrowed the scope of some business development activities during the year.

We recorded $10 million in stock-based compensation expenses this year under our stock option, deferred share unit, performance share unit and phantom stock option plans, the same as in 2010. See note 27 to the financial statements.

Outlook for 2012

We expect administration costs (not including stock-based compensation) to be about 10% to 15% higher than in 2011 due to planned higher spending in support of our growth strategy.

Exploration

In 2011, uranium exploration expenses were $96 million, the same as in 2010. Our exploration efforts in 2011 focused on Canada, Australia, Kazakhstan and the United States.

Outlook for 2012

We expect exploration expenses to be about 15% to 20% higher than they were in 2011 due to an increase in evaluation activities at Kintyre and Inkai block 3. We will also continue to focus efforts in Canada.

Finance costs

Finance costs were $74 million compared to $86 million in 2010. The decrease from last year largely reflects lower foreign exchange expenses and product loan standby fees. The product loan facility was terminated in 2010. See note 22 to the financial statements.

Finance income

Finance income was $25 million compared to $21 million in 2010 due to higher rates of return on short-term investments.

36    CAMECO CORPORATION

Gains and losses on derivatives

In 2011, we recorded $4 million in losses on our derivatives compared to gains of $75 million in 2010. The losses reflect the weakening of the Canadian dollar in 2011. See note 29 to the financial statements.

Income taxes

We recorded an income tax expense of $12 million in 2011 compared to $3 million in 2010 and higher than the guidance we provided in our third quarter MD&A (0% to 5% recovery). The higher expense was primarily due to an increase in the provision related to the CRA transfer pricing dispute discussed below. The increase in the provision was partially offset by higher losses being incurred in Canada, which was largely attributable to losses we recorded on derivatives in 2011 compared to the gains recorded in 2010. See note 24 to the financial statements.

On an adjusted earnings basis, our tax expense was $33 million in 2011 compared to a recovery of $3 million in 2010. The increase was primarily due to the increase in the provision related to the CRA transfer pricing dispute. Our effective tax rate was 6% in 2011 compared to a recovery of 1% in 2010. The table below presents our adjusted earnings and adjusted income tax expenses attributable to Canadian and foreign jurisdictions.

($ millions)	2011	2010
Pre-tax Adjusted Earnings[1]
Canada[2]	(297)	(89)
Foreign	827	573
Total pre-tax adjusted earnings	530	484
Adjusted Income Taxes[1]
Canada[2]	(34)	(46)
Foreign	67	43
Adjusted income tax expense (recovery)	33	(3)
Effective tax rate	6%	(1)%

[1]	Pre-tax adjusted earnings and adjusted income taxes are non-IFRS measures.
[2]	Our IFRS-based measures have been adjusted by the amounts reflected in the table in adjusted net earnings (non-IFRS/GAAP measure on pages 33 & 34).

Since 2008, CRA has disputed the transfer pricing methodology we used for certain uranium sale and purchase agreements and issued notices of reassessment for our 2003 through 2006 tax returns. We believe it is likely that CRA will reassess our tax returns for 2007 through 2011 on a similar basis. Our view is that CRA is incorrect, and we are contesting its position. As a result, we are pursuing our appeal rights under the Income Tax Act. However, to reflect the uncertainties of CRA’s appeals process and litigation, we have provided a total of $54 million for uncertain tax positions for the years 2003 through 2011. We believe that the ultimate resolution of this matter will not be material to our financial position, results of operations or liquidity over the period. However, an unfavourable outcome for the years 2003 to 2011 could be material to our financial position, results of operations or cash flows in the year(s) of resolution. See note 24 to the financial statements.

Outlook for 2012

On an adjusted net earnings basis, we expect our effective income tax rate will reflect a net recovery of 0% to 5% as taxable income in Canada is expected to decline. For the next few years, we expect our tax rate to continue in accordance with our 2012 outlook.

2011 ANNUAL FINANCIAL REVIEW    37

Foreign exchange

The exchange rate between the Canadian dollar and US dollar affects the financial results of our uranium and fuel services segments.

Sales of uranium and fuel services are routinely denominated in US dollars while production costs are largely denominated in Canadian dollars. We use planned hedging to try to protect net inflows (total uranium and fuel services sales less US dollar cash expenses and product purchases) from the uranium and fuel services segments against declines in the US dollar in the shorter term. Our strategy is to hedge net inflows over a rolling 60-month period. Our policy is to hedge 35% to 100% of net inflows in the first 12 months. The range declines every year until it reaches 0% to 10% of our net inflows (from 48 and 60 months).

We also have a natural hedge against US currency fluctuations as a portion of our annual cash outlays, including purchases of uranium and fuel services, are denominated in US dollars. The earnings impact of this natural hedge is more difficult to identify because inventory includes material added over more than one fiscal period.

At December 31, 2011:

•

The value of the US dollar relative to the Canadian dollar was $1.00 (US) for $1.02 (Cdn), up from $1.00 (US) for $0.99 (Cdn) at December 31, 2010. The exchange rate averaged $1.00 (US) for $0.99 (Cdn) over the year.

•	Our effective exchange rate for the year was about $1.00 (US) for $1.00 (Cdn), compared to $1.00 (US) for $1.05 (Cdn) in 2010.

•	We had foreign currency contracts of $1.4 billion (US) and EUR 31 million at December 31, 2011. The US currency contracts had an average exchange rate of $1.00 (US) for $1.01 (Cdn).

•	The mark-to-market loss on all foreign exchange contracts was $18 million compared to a $47 million gain at December 31, 2010.

We manage counterparty risk associated with hedging by dealing with highly rated counterparties and limiting our exposure. At December 31, 2011, all counterparties to foreign exchange hedging contracts had a Standard & Poor’s (S&P) credit rating of A or better.

Sensitivity analysis

At December 31, 2011, every one-cent change in the value of the Canadian dollar versus the US dollar would change our 2011 net earnings by about $10 million (Cdn). This sensitivity is based on an exchange rate of $1.00 (US) for $1.02 (Cdn).

38    CAMECO CORPORATION

Outlook for 2012

Over the next several years, we expect to invest significantly in expanding production at existing mines and advancing projects as we pursue our growth strategy. The projects are at various stages of development, from exploration and evaluation to construction.

We expect our existing cash balances and operating cash flows will meet our anticipated capital requirements without the need for significant additional funding. Cash balances will decline as we use the funds in our business and pursue our growth plans.

Our outlook for 2012 reflects the growth expenditures necessary to help us achieve our strategy. We do not provide an outlook for the items in the table that are marked with a dash.

See Financial results by segment on page 46 for details.

2012 Financial outlook

	Consolidated	Uranium	Fuel services	Electricity

Production	—	21.7 million lbs	13 to 14 million kgU	—

Sales volume	—	31 to 33 million lbs	Decrease 10% to 15%	—

Capacity factor	—	—	—	95%

Revenue compared to 2011	Decrease 0% to 5%	Decrease 0% to 5%[1]	Decrease 10% to 15%	Increase 5% to 10%

Average unit cost of sales (including D&A)	—	Increase 0% to 5%[2]	Increase 10% to 15%	Decrease 5% to 10%

Direct administration costs compared to 2011[3]	Increase 10% to 15%	—	—	—

Exploration costs compared to 2011	—	Increase 15% to 20%	—	—

Tax rate	Recovery of 0% to 5%	—	—	—

Capital expenditures	$620 million[4]	—	—	$80 million

[1]

Based on a uranium spot price of $52.00 (US) per pound (the Ux spot price as of February 6, 2012), a long-term price indicator of $61.00 (US) per pound (the Ux long-term indicator on January 30, 2012) and an exchange rate of $1.00 (US) for $1.00 (Cdn).

[2]

This increase is based on the unit cost of sale for produced material and committed long-term purchases. If we decide to make discretionary purchases in 2012 then we expect the average unit cost of sales to increase further.

[3]	Direct administration costs do not include stock-based compensation expenses. See page 36 for more information.
[4]	Does not include our share of capital expenditures at BPLP.

Sensitivity analysis

For 2012:

•

a change of $5 (US) per pound in each of the Ux spot price ($52.00 (US) per pound on February 6, 2012) and the Ux long-term price indicator ($61.00 (US) per pound on January 30, 2012) would change revenue by $68 million and net earnings by $55 million.

•

a change of $5/MWh in the electricity spot price would change our 2012 net earnings by $4 million based on the assumption that the spot price will remain below the floor price of $50.18/MWh provided for under BPLP’s agreement with the Ontario Power Authority (OPA).

2011 ANNUAL FINANCIAL REVIEW    39

Liquidity and capital resources

At the end of 2011, we had cash and short-term investments of $1.2 billion in a mix of short-term deposits and treasury bills, while our total debt amounted to $1.0 billion. We were in a similar position at the end of 2010.

We have large, creditworthy customers that continue to need uranium even during weak economic conditions, and we expect the uranium contract portfolio we have built to provide a solid revenue stream for years to come.

Our financial objective is to make sure we have the cash and debt capacity to fund our operating activities, investments and growth. We have several alternatives to fund future capital needs, including our significant cash position, credit facilities, future operating cash flow and debt or equity financing, and are continually evaluating these options to make sure we have the best mix of capital resources to meet our needs.

Financial condition

	2011		2010
Cash position ($ millions) (cash, cash equivalents, short-term investments)	1,203		1,260
Cash provided by operations ($ millions) (net cash flow generated by our operating activities after changes in working capital)	732		521
Cash provided by operations/net debt (net debt is total consolidated debt, less cash and cash equivalents)	n/a	[1]	n/a	[1]
Net debt/total capitalization (total capitalization is total long-term debt and equity)	n/a	[1]	n/a	[1]

[1]	Cash and cash equivalents exceeded debt.

Credit ratings

The credit ratings assigned to our securities by external rating agencies are important to our ability to raise capital at competitive pricing to support our business operations. Our investment grade credit ratings reflect the current financial strength of our company.

Third-party ratings for our commercial paper and senior debt as of December 31, 2011:

Security	DBRS	S&P
Commercial paper	R-1 (low)	A-1 (low)[1]
Senior unsecured debentures	A (low)	BBB+

[1]	Canadian National Scale Rating. The Global Scale Rating is A-2.

The rating agencies may revise or withdraw these ratings if they believe circumstances warrant. A change in our credit ratings could affect our cost of funding and our access to capital through the capital markets.

40    CAMECO CORPORATION

Liquidity

($ millions)	2011	2010
Cash and cash equivalents at beginning of year	1,260	1,304
Cash from operations	732	521
Investment activities
Additions to property, plant and equipment	(647)	(431)
Other investing activities	40	12
Financing activities
Change in debt	(3)	(10)
Interest paid	(61)	(54)
Issue of shares	7	18
Dividends	(146)	(106)
Other financing activities	13	10
Exchange rate on changes on foreign currency cash balances	8	(4)
Cash and short-term investments at end of year	1,203	1,260

On transition to IFRS, we elected to classify interest payments as a financing activity rather than an operating activity in our statement of cash flows. This change will increase our reported cash flows from operating activities with a corresponding decrease in cash flows from financing activities. There is no net impact on consolidated cash flows as a result of this change in presentation. Prior period amounts for 2010 have been revised to reflect this classification.

Cash from operations

Cash from operations was 40% higher than in 2010 mainly due to higher profits in the uranium business and lower working capital requirements relating to decreased inventory levels. Not including working capital requirements, our operating cash flows in the year were up $60 million. See note 26 to the financial statements.

Investing activities

Cash used in investing includes acquisitions and capital spending.

Acquisitions and divestitures

In 2010 and 2011, we concluded no significant acquisitions or divestitures.

Talvivaara Agreement

On February 7, 2011, we signed two agreements with Talvivaara Mining Company Plc (Talvivaara) to buy uranium produced at the Sotkamo nickel-zinc mine in eastern Finland. Under the first agreement with Talvivaara, we will provide an up-front payment, to a maximum of $60 million (US), to cover certain construction costs. 2011 expenditures were $19 million (US) and we expect to fund an additional $41 million (US) in 2012. This amount will be repaid through the initial deliveries of uranium concentrates. Once the full amount has been repaid, we will continue to purchase the uranium concentrates produced at the Sotkamo mine through a second agreement, which provides for the purchase of uranium using a pricing formula that references market prices at the time of delivery. The second agreement expires on December 31, 2027.

2011 ANNUAL FINANCIAL REVIEW    41

Capital spending

We classify capital spending as growth or sustaining. Growth capital is money we invest to generate incremental production, and for business development. Sustaining capital is the money we spend to keep our operations at current production levels.

(Cameco’s share in $ millions)	2011 plan		2011 actual	2012 plan
Growth capital
Cigar Lake	176		172	215
Inkai	9		1	10
McArthur River	14		24	35
Millennium	6		4	5
US ISR	13		15	30
Total growth capital	218		216	295
Sustaining capital
McArthur River/Key Lake	169		168	145
US ISR	38		39	50
Rabbit Lake	85		77	75
Inkai	19		15	30
Fuel services	32		18	20
Other	14		20	5
Total sustaining capital	357		337	325
Total uranium & fuel services	575	[1]	553	620
Electricity (our 31.6% share of BPLP)	80		77	80

[1]	We updated our 2011 capital cost estimate in the Q1 MD&A to $620 million, in the Q2 MD&A to $590 million and in the Q3 MD&A to $575 million.

Capital expenditures were 4% below the guidance we provided in our third quarter MD&A, mainly due to variances at Inkai and in the fuel services division. We do not expect this reduction in capital expenditures in 2011 will impact our plans to increase annual uranium production by 2018. The variance at fuel services was mainly due to cancellation of certain projects and revisions to project schedules. The variance at Inkai was mainly due to the deferral of upgrades to infrastructure and slower than expected progress on approvals for block 3.

Outlook for investing activities

We expect total capital expenditures for uranium and fuel services to be about 12% higher in 2012 as a result of higher spending for:

•	growth capital at Cigar Lake

•	growth and sustaining capital at US ISR

•	sustaining capital at Inkai

Major sustaining expenditures in 2012 include:

•

McArthur River/Key Lake – At McArthur River, the largest component is mine development at about $50 million. Other projects include site facility expansion and equipment purchases. At Key Lake, various projects to revitalize the mill will be undertaken at about $35 million, as well as work on the tailings facilities.

•

US in situ recovery (ISR) – Wellfield construction and well installation is the largest project at approximately $30 million. We also plan to work on the development of the Gas Hills and North Butte projects as well as revitalization of the Highland processing plant.

•

Rabbit Lake – At Eagle Point, the largest project includes mine development at about $15 million. Other projects include work on electrical systems, various mill equipment replacements and continued work on mine dewatering systems and tailings facilities.

42    CAMECO CORPORATION

In addition, we expect capital expenditures for 2013 and 2014 to be as follows:

($ millions)	2013	2014
Growth capital	325 – 350	250 – 275
Sustaining capital	325 – 350	350 – 375

Total uranium & fuel services	650 – 700	600 – 650

These growth capital expenditures are related to our Double U strategy. Many of these are early stage projects, however, and the mix of projects and their underlying capital estimates could change significantly. This is a preliminary estimate that we expect to fund using existing cash balances and operating cash flows.

This information regarding currently expected capital expenditures for future periods is forward-looking information, and is based upon the assumptions and subject to the material risks discussed on page 2. Our actual capital expenditures for future periods may be significantly different.

Financing activities

Cash from financing includes borrowing and repaying debt, and other financial transactions including paying dividends and providing financial assurance.

As a result of our significant cash balance, there was little in the way of financing activities in 2011.

Long-term contractual obligations

December 31, 2011 ($ millions)	2012	2013 and 2014	2015 and 2016	2017 and beyond	Total
Long-term debt	15	41	342	549	947
Interest on long-term debt	53	102	78	80	313
Provision for reclamation	10	40	47	480	577
Provision for waste disposal	4	7	11	—	22
Other liabilities	—	—	—	507	507

Total	82	190	478	1,616	2,366

In the fourth quarter, we cancelled our $100 million revolving credit facility that was maturing in February 2012. We also amended and extended our $500 million unsecured revolving credit facility that was maturing in November 2012. We now have unsecured lines of credit of about $1.9 billion, which include the following:

•

A $1.25 billion unsecured revolving credit facility that matures November 1, 2016. Each year on the anniversary date, and upon mutual agreement, the facility can be extended for an additional year. In addition to borrowing directly from this facility, we can use up to $100 million of it to issue letters of credit and we may use it to provide liquidity for our commercial paper program, as necessary. From time to time we may increase the revolving credit facility above $1.25 billion, by increments of no less than $50 million, up to a total of $1.75 billion. The facility ranks equally with all of our other senior debt. At December 31, 2011, there was nothing outstanding under this facility.

•

Approximately $700 million in short-term borrowing and letters of credit provided by various financial institutions. We use these facilities mainly to provide financial assurance for future decommissioning and reclamation of our operating sites, and as overdraft protection. At December 31, 2011, we had approximately $665 million outstanding in letters of credit.

We have $800 million in senior unsecured debentures:

•	$300 million bearing interest at 4.7% per year, maturing on September 16, 2015

•	$500 million bearing interest at 5.67% per year, maturing on September 2, 2019

2011 ANNUAL FINANCIAL REVIEW    43

We have issued a $73 million (US) promissory note to GLE to support future development of its business. In November 2011, GLE requested a drawing of $8 million (US) which included $7 million of accrued interest. The balance remaining on the note is $72 million (US).

Debt covenants

Our revolving credit facility includes the following financial covenants:

•	our funded debt to tangible net worth ratio must be 1:1 or less

•	other customary covenants and events of default

Funded debt is total consolidated debt less the following: non-recourse debt, $100 million in letters of credit, cash and short-term investments.

Not complying with any of these covenants could result in accelerated payment and termination of our revolving credit facility. At December 31, 2011, we complied with all covenants, and we expect to continue to comply in 2012.

Off-balance sheet arrangements

We had two kinds of off-balance sheet arrangements at the end of 2011:

•	purchase commitments

•	financial assurances

Purchase commitments

December 31, 2011 ($ millions)	2012	2013 and 2014	2015 and 2016	2017 and beyond	Total
Purchase commitments[1]	308	581	128	440	1,457

[1]	Denominated in US dollars, converted to Canadian dollars as of December 31, 2011 at the rate of $1.02.

Most of these are commitments to buy uranium and fuel services products under long-term, fixed-price arrangements.

At the end of 2011, we had committed to $1.5 billion (Cdn) for the following:

•

About 35 million pounds of U3O8 equivalent from 2012 to 2027. Of these, about 17 million pounds are from our agreement with Techsnabexport Joint Stock Company (Tenex) to buy uranium from dismantled Russian weapons (the Russian HEU commercial agreement) through 2013.

•	Over 30 million kgU as UF6 in conversion services from 2012 to 2016 primarily under our agreements with Springfields Fuels Ltd. (SFL) and Tenex.

•	Over 0.9 million Separative Work Units (SWU) of enrichment services to meet existing forward sales commitments under agreements with a non-western supplier.

Non-delivery by Tenex or SFL under their agreements could have a material adverse effect on our financial condition, liquidity and results of operations.

Tenex, SFL and the SWU supplier do not have the right to terminate their agreements other than pursuant to customary event of default provisions.

44    CAMECO CORPORATION

Financial assurances

December 31 ($ millions)	2011	2010	change
Standby letters of credit	670	550	22%
BPLP guarantees	69	82	(16)%
Total	739	632	17%

Standby letters of credit mainly provide financial assurance for the decommissioning and reclamation of our mining and conversion facilities. We are required to provide letters of credit to various regulatory agencies until decommissioning and reclamation activities are complete. Letters of credit are issued by financial institutions for a one-year term.

Our total commitment for financial guarantees on behalf of BPLP was an estimated $77 million at the end of the year. See note 31 to the financial statements.

Balance sheet

December 31 ($ millions except per share amounts)	2011	2010	Canadian GAAP 2009	change from 2010 to 2011
Inventory	494	533	453	(7)%
Total assets	7,802	7,203	7,394	8%
Long-term financial liabilities	1,743	1,530	1,437	14%
Dividends per common share	0.40	0.28	0.24	43%

Total product inventories decreased by 7% to $494 million this year due to lower levels of inventory for uranium, where the quantities sold exceeded quantities produced and purchased for the year. The average cost of uranium was higher as a result of the increasing costs of produced and purchased material. At December 31, 2011, our average cost for uranium was $25.11 per pound, up from $24.01 per pound at December 31, 2010. In 2010, total product inventories increased by 18% due to higher levels of uranium, where the quantities produced and purchased exceeded sales for the year. The average cost of uranium was lower as a result of fewer purchases at near-market prices.

At the end of 2011, our total assets amounted to $7.8 billion, an increase of $0.6 billion compared to 2010 due primarily to a higher rate of investment in property, plant and equipment. In 2010, the total asset balance decreased by $0.2 billion; on transition to IFRS, we expensed all borrowing costs that had been previously capitalized under Canadian GAAP.

The major components of long-term financial liabilities are long-term debt, finance lease obligations, the provision for reclamation and financial derivatives. In 2011, our balance increased by $0.2 billion. In 2010, our balance increased by $0.1 billion primarily due to adjustments as a result of the transition to IFRS. See note 3 to the financial statements.

2011 ANNUAL FINANCIAL REVIEW    45

2011 financial results by segment

Uranium

Highlights	2011	2010	change
Production volume (million lbs)	22.4	22.8	(2)%
Sales volume (million lbs)	32.9	29.6	11%
Average spot price ($US/lb)	56.36	46.83	20%
Average long-term price ($US/lb)	66.79	60.92	10%
Average realized price
($US/lb)	49.17	43.63	13%
($Cdn/lb)	49.18	45.81	7%
Average unit cost of sales ($Cdn/lb) (including D&A)	29.94	27.87	7%
Revenue ($ millions)	1,616	1,358	19%
Gross profit ($ millions)	632	532	19%
Gross profit (%)	39	39	—

Production volumes in 2011 were 2% lower than 2010 due to lower production from Smith Ranch-Highland and Inkai. See Operating properties on page 61 for more information.

Uranium revenues this year were up 19% compared to 2010, due to an 11% increase in sales volumes and an increase of 7% in the Canadian dollar average realized price. Sales volumes in 2011 were higher than 2010 due to some customers deferring 2010 deliveries under contracts until 2011. The 19% increase was higher than the guidance we provided in the third quarter (increase 10% to 15%) as sales volumes for 2011 were at the top of the range provided (31 million pounds to 33 million pounds) at that time.

Our realized prices this year in US dollars were 13% higher than 2010 mainly due to higher US dollar prices under market-related contracts. Our Canadian dollar selling price, however, was only 7% higher than 2010 as a result of a less favourable exchange rate when compared to 2010. Our exchange rate averaged $1.00 compared to $1.05 in 2010.

Total cost of sales (including D&A) increased by 19% this year ($983 million compared to $826 million in 2010). This was mainly the result of the following:

•	the 11% increase in sales volumes

•	average unit costs for produced uranium were 7% higher, although our average unit cost of sale for produced material was within the guidance we provided

•	average unit costs for purchased uranium were 14% higher due to the increase in spot prices

•	standby costs paid to AREVA relating to the McClean Lake mill

•	higher royalty charges due to higher deliveries of Saskatchewan-produced material and higher realized prices. In 2011, total royalties rose to $124 million from $78 million in 2010.

The net effect was a $100 million increase in gross profit for the year.

46    CAMECO CORPORATION

The following table shows the costs of produced and purchased uranium incurred in the reporting periods (non-IFRS measures see below). These costs do not include selling costs such as royalties, transportation and commissions, nor do they reflect the impact of opening inventories on our reported cost of sales.

($Cdn/lb)	2011	2010	change
Produced
Cash cost	18.45	16.89	9%
Non-cash cost	6.50	6.32	3%
Total production cost	24.95	23.21	7%
Quantity produced (million lbs)	22.4	22.8	(2)%
Purchased
Cash cost	26.08	22.85	14%
Quantity purchased (million lbs)	9.6	10.6	(9)%
Totals
Produced and purchased costs	25.29	23.10	9%
Quantities produced and purchased (million lbs)	32.0	33.4	(4)%

Cash cost per pound, non-cash cost per pound and total cost per pound for produced and purchased uranium presented in the above table are non-IFRS measures. These measures do not have a standardized meaning or a consistent basis of calculation under IFRS. We use these measures in our assessment of the performance of our uranium business. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow.

These measures are non-standard supplemental information and should not be considered in isolation or as a substitute for measures of performance prepared according to accounting standards. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently so you may not be able to make a direct comparison to similar measures presented by other companies.

To facilitate a better understanding of these measures, the table below presents a reconciliation of these measures to our unit cost of sales for the years ended 2011 and 2010 as reported in our financial statements.

Cash and total cost per pound reconciliation

($ millions)	2011	2010
Cost of product sold	824.3	691.3
Add / (subtract)
Royalties	(123.6)	(78.2)
Standby charges	(22.0)	(12.0)
Other selling costs	(9.4)	(13.4)
Change in inventories	(5.7)	39.6
Cash operating costs (a)	663.6	627.3
Add / (subtract)
Depreciation and amortization	159.2	134.9
Change in inventories	(13.6)	9.2
Total operating costs (b)	809.2	771.4
Uranium produced and purchased (millions lbs) (c)	32.0	33.4
Cash costs per pound (a ÷ c)	20.74	18.78
Total costs per pound (b ÷ c)	25.29	23.10

2011ANNUAL FINANCIAL REVIEW    47

Outlook for 2012

We expect to produce 21.7 million pounds in 2012. In addition, we have commitments under long-term contracts to purchase about 8 million pounds.

Based on the contracts we have in place, we expect to sell between 31 million and 33 million pounds of U3O8 in 2012. We expect the average unit cost of sales to be 0% to 5% higher than in 2011. The increase is due primarily to higher costs for produced material. If we decide to make additional discretionary purchases in 2012, then we expect the average unit cost of sales to increase further.

Based on current spot prices, revenue should be about 0% to 5% lower than it was in 2011 as a result of an expected decrease in the realized price.

Our customers choose when in the year to receive deliveries of uranium and fuel services products, so our quarterly delivery patterns, and therefore our sales volumes and revenue, can vary significantly. In 2012, we expect that deliveries will be evenly distributed across the quarters. However, not all delivery notices have been received to date, which could alter the delivery pattern.

Price sensitivity analysis: uranium

The table below is not a forecast of prices we expect to receive. The prices we actually realize will be different from the prices shown in the table.

It is designed to indicate how the portfolio of long-term contracts we had in place on December 31, 2011 would respond to different spot prices. In other words, we would realize these prices only if the contract portfolio remained the same as it was on December 31, 2011, and none of the assumptions we list below change.

We intend to update this table each quarter in our MD&A to reflect deliveries made and changes to our contract portfolio each quarter. As a result, we expect the table to change from quarter to quarter.

Expected realized uranium price sensitivity under various spot price assumptions

(rounded to the nearest $1.00)

($US/lb U3O8)
Spot prices	$20	$40	$60	$80	$100	$120	$140
2012	38	42	50	57	66	74	81
2013	43	46	54	62	71	80	88
2014	45	48	56	65	74	83	91
2015	43	47	56	66	77	87	97
2016	45	50	58	68	78	88	97

The table illustrates the mix of long-term contracts in our December 31, 2011 portfolio, and is consistent with our contracting strategy. The table has been updated to December 31, 2011 to reflect:

•	deliveries made and contracts entered into up to December 31, 2011

•	changes to deliveries under some sales contracts to assist our customers who were directly impacted by the March nuclear incident in Japan

•	changes to deliveries under some contracts where deliveries are tied to reactor requirements

Our portfolio includes a mix of fixed-price and market-related contracts, which we target at a 40:60 ratio. We signed many of our current contracts in 2003 to 2005, when market prices were low ($11 to $31 (US)). Those that are fixed at lower prices or have low ceiling prices will yield prices that are lower than current market prices. These older contracts are beginning to expire, and we are starting to deliver into more favourably priced contracts.

48    CAMECO CORPORATION

Our portfolio is affected by more than just the spot price. We made the following assumptions (which are not forecasts) to create the table:

Sales

•	sales volumes on average of 32 million pounds per year

Deliveries

•	customers take the maximum quantity allowed under each contract (unless they have already provided a delivery notice indicating they will take less)

•	we defer a portion of deliveries under existing contracts for 2012

Prices

•

the average long-term price indicator is the same as the average spot price for the entire year (a simplified approach for this purpose only). Since 1996, the long-term price indicator has averaged 14% higher than the spot price. This differential has varied significantly. Assuming the long-term price is at a premium to spot, the prices in the table will be higher.

•	we deliver all volumes that we do not have contracts for at the spot price for each scenario

Inflation

•	is 3% per year

Tiered royalties

As sales of material we produce at our Saskatchewan properties increase, so do the tiered royalties we pay. The table below indicates what we would pay in tiered royalties at various realized prices. We record tiered royalties as a cost of sales.

This table assumes that we sell 100,000 pounds U3O8 and that there is no capital allowance available to reduce royalties, and is based on 2011 government prescribed rates. The index value to calculate rates for 2012 is not available until April 2012.

Realized price ($Cdn)	Tier 1 royalty 6% x (sales price - $18.05)	Tier 2 royalty 4% x (sales price - $27.07)	Tier 3 royalty 5% x (sales price - $36.09)	Total royalties
25	41,700	—	—	41,700
35	101,700	31,720	—	133,420
45	161,700	71,720	44,550	277,970
55	221,700	111,720	94,550	427,970
65	281,700	151,720	144,550	577,970
75	341,700	191,720	194,550	727,970
85	401,700	231,720	244,550	877,970

2011ANNUAL FINANCIAL REVIEW    49

Fuel services

(includes results for UF6, UO2 and fuel fabrication)

Highlights	2011	2010	change
Production volume (million kgU)	14.7	15.4	(5)%
Sales volume (million kgU)	18.3	17.0	8%
Realized price ($Cdn/kgU)	16.71	16.86	(1)%
Average unit cost of sales ($Cdn/kgU) (including D&A)	13.75	13.05	5%
Revenue ($ millions)	305	287	6%
Gross profit ($ millions)	54	65	(17)%
Gross profit (%)	18	23	(22)%

Total revenue increased by 6% due to an 8% increase in sales volumes.

The total cost of sales (including D&A) increased by 13% ($251 million compared to $222 million in 2010) due to the increase in sales volumes. The average unit cost of sales was 5% higher due to higher unit costs for UF6 relating to lower production.

The net effect was a $11 million decrease in gross profit.

Outlook for 2012

Due to current unfavourable market conditions for UF6 conversion, we are decreasing our production in 2012. We plan to produce between 13 million and 14 million kgU, and expect sales volumes in 2012 to be 10% to 15% lower than in 2011.

We are changing our fuel services product mix in 2012, producing and selling less UF6 than in 2011. We will also realize fewer 2012 cost recoveries in UF6 conversion. Therefore, in fuel services we expect:

•	the average realized price for our fuel services products to increase by 0% to 5%

•	revenue to decrease by 10% to 15%

•	average unit cost of sales (including D&A) to increase by 10% to 15%

50    CAMECO CORPORATION

Electricity

BPLP

(100% – not prorated to reflect our 31.6% interest)

Highlights ($ millions except where indicated)	2011		2010	change
Output—terawatt hours (TWh)	24.9		25.9	(4)%
Capacity factor (the amount of electricity the plants actually produced for sale as a percentage of the amount they were capable of producing)	87%		91%	(4)%
Realized price ($/MWh)	54	[1]	58	(7)%
Average Ontario electricity spot price ($/MWh)	30		36	(17)%
Revenue	1,354		1,509	(10)%
Operating costs (net of cost recoveries)	1,006		910	11%
Cash costs	812		740	10%
Non-cash costs	194		170	14%
Income before interest and finance charges	348		599	(42)%
Interest and finance charges	37		37	—
Cash from operations	490		669	(27)%
Capital expenditures	243		136	79%
Distributions	270		525	(49)%
Capital calls	21		—	—
Operating costs ($/MWh)	40	[1]	35	14%

[1]	Based on actual generation of 24.9 TWh plus deemed generation of 0.4 TWh

Our earnings from BPLP

Highlights ($ millions except where indicated)	2011	2010	change
BPLP’s earnings before taxes (100%)	311	562	(45)%
Cameco’s share of pre-tax earnings before adjustments (31.6%)	98	178	(45)%
Proprietary adjustments	(6)	(6)	—
Earnings before taxes from BPLP	92	172	(47)%

BPLP’s results in 2011 are largely the result of lower revenues, which were 10% lower than 2010 due to a 7% decrease in realized electricity prices. BPLP’s average realized price reflects spot sales, revenue recognized under BPLP’s agreement with the Ontario Power Authority (OPA) and revenue from financial contracts.

BPLP has an agreement with the OPA under which output from each B reactor is supported by a floor price (currently $50.18/MWh) that is adjusted annually for inflation. The floor price mechanism and any associated payments to BPLP for the output from each individual B reactor will expire on a date specified in the agreement. The expiry dates are December 31, 2015 for unit B6, December 31, 2016 for unit B5, December 31, 2017 for unit B7 and December 31, 2019 for unit B8. Revenue is recognized monthly, based on the positive difference between the floor price and the spot price. BPLP does not have to repay the revenue from the agreement with the OPA to the extent that the floor price for the particular year exceeds the average spot price for that year.

2011 ANNUAL FINANCIAL REVIEW    51

The agreement also provides for payment if the Independent Electricity System Operator reduces BPLP’s generation because Ontario baseload generation is higher than required. The amount of the reduction is considered ‘deemed generation’, and BPLP is paid either the spot price or the floor price—whichever is higher. Deemed generation was 0.4 TWh in 2011.

During 2011, BPLP recognized revenue of $498 million under the agreement with the OPA, compared to $339 million in 2010.

BPLP also has financial contracts in place that reflect market conditions at the time they were signed. Contracts signed in 2006 to 2008, when the spot price was higher than the floor price, reflected the strong forward market at the time. BPLP receives or pays the difference between the contract price and the spot price. BPLP sold the equivalent of about 54% of its output under financial contracts in 2011, compared to 42% in 2010. Pricing under these contracts was lower than in 2010. From time to time, BPLP enters the market to lock in gains under these contracts.

BPLP’s operating costs were $1.0 billion this year compared to $910 million in 2010 due to higher maintenance costs incurred during outage periods and increased staff costs.

The net effect was a decrease in our share of earnings before taxes of 47%.

BPLP distributed $270 million to the partners in 2011. Our share was $85 million. BPLP capital calls to the partners in 2011 were $21 million. Our share was $7 million. The partners have agreed that BPLP will distribute excess cash monthly, and will make separate cash calls for major capital projects.

BPLP’s capacity factor was 87% in 2011, down from 91% in 2010 due to a higher volume of outage days during the year’s planned outages compared to last year’s planned outages.

Outlook for 2012

Bruce Power estimates the average capacity factor for the four Bruce B reactors to be 95% in 2012, and actual output to be about 9% higher than it was in 2011 due to fewer planned outage days in 2012. The 2012 realized price for electricity is projected to be about the same as 2011. As a result, we expect that revenue will increase by 5% to 10%.

We expect the average unit cost (net of cost recoveries) to be 5% to 10% lower in 2012 and total operating costs to decrease by about 0% to 5%, mainly due to fewer planned outages resulting in lower costs.

52    CAMECO CORPORATION

Fourth quarter results

Fourth quarter consolidated results

Highlights ($ millions except per share amounts)	Three months ended December 31
	2011	2010	change
Revenue	977	673	45%
Gross profit	353	252	40%
Net earnings	265	206	29%
$ per common share (basic)	0.67	0.52	29%
$ per common share (diluted)	0.67	0.52	29%
Adjusted net earnings (non-IFRS, see pages 33 & 34)	249	190	31%
$ per common share (adjusted and diluted)	0.63	0.48	31%
Cash provided by operations (after working capital changes)	255	109	134%

In the fourth quarter of 2011, our net earnings were $265 million ($0.67 per share diluted), an increase of $59 million compared to $206 million ($0.52 per share diluted) in 2010. Uranium revenues were up significantly due to an increase in sales volumes, an increase in the average realized selling price and partially offset by lower results in the electricity business due to lower sales volumes and a lower realized price.

The 31% increase in adjusted net earnings in the quarter followed the same trend as our net earnings, due to our positive results in the uranium business partially offset by our results in the electricity business.

We use adjusted net earnings, a non-IFRS measure, as a more meaningful way to compare our financial performance from period to period. See pages 33 & 34 for more information. The table below reconciles adjusted net earnings with our net earnings.

	Three months ended December 31
($ millions)	2011	2010
Net earnings	265	206
Adjustments
Adjustments on derivatives[1] (pre-tax)	(22)	(22)
Income taxes on adjustments to derivatives	6	6
Adjusted net earnings	249	190

[1]

In 2008, we opted to discontinue hedge accounting for our portfolio of foreign currency forward sales contracts. Since then, we have adjusted our gains and losses on derivatives as reported under IFRS to reflect what our earnings would have been had hedge accounting been applied.

We recorded an income tax expense of $25 million this quarter, based on adjusted net earnings, compared to a $1 million expense in 2010.

2011 ANNUAL FINANCIAL REVIEW    53

Direct administration costs were $46 million in the quarter, $6 million lower than the same period last year. Stock-based compensation expenses were $2 million higher than the fourth quarter of 2010 at $3 million. See note 27 to the financial statements.

	Three months ended December 31
($ millions)	2011	2010	change
Direct administration	46	52	(12)%
Stock-based compensation	5	3	67%
Total administration	51	55	(7)%

Quarterly trends

Highlights	2011				2010
($ millions except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	977	527	426	454	673	419	546	486
Net earnings	265	39	55	91	206	97	70	143
$ per common share (basic)	0.67	0.10	0.14	0.23	0.52	0.25	0.18	0.36
$ per common share (diluted)	0.67	0.10	0.14	0.23	0.52	0.25	0.18	0.36
Adjusted net earnings (non-IFRS, see page 33)	249	104	72	84	190	79	116	112
$ per common share (adjusted and diluted)	0.63	0.26	0.18	0.22	0.48	0.21	0.29	0.28
Cash provided by operations (after working capital changes)	255	190	20	267	109	(5)	271	146

Key things to note:

•	Our financial results are strongly influenced by the performance of our uranium segment, which accounted for 75% of consolidated revenues in the fourth quarter of 2011.

•	The timing of customer requirements, which tend to vary from quarter to quarter, drives revenue in the uranium and fuel services segments.

•

Net earnings do not trend directly with revenue due to unusual items and transactions that occur from time to time. We use adjusted net earnings, a non-IFRS measure, as a more meaningful way to compare our results from period to period (see pages 33 & 34 for more information).

•	Cash from operations tends to fluctuate as a result of the timing of deliveries and product purchases in our uranium and fuel services segments.

•	Quarterly results are not necessarily a good indication of annual results due to the variability in customer requirements noted above.

54    CAMECO CORPORATION

Fourth quarter results by segment

Uranium

	Three months ended December 31
Highlights	2011	2010	change
Production volume (million lbs)	6.6	6.4	3%
Sales volume (million lbs)	13.8	9.1	52%
Average spot price ($US/lb) Average long-term price ($US/lb) Average realized price ($US/lb) ($Cdn/lb)	51.79 62.50 52.09 53.08	58.29 64.33 48.51 50.10	(11 (3 7 6	)% )% % %
Average unit cost of sales ($Cdn/lb) (including D&A)	30.29	29.38	3%
Revenue ($ millions)	731	457	60%
Gross profit ($ millions)	314	189	66%
Gross profit (%)	43	41	5%

Production volumes were 3% higher due to slightly higher output at Rabbit Lake and Inkai, partially offset by slightly lower output at McArthur River/Key Lake and Smith Ranch-Highland. See Operating properties on page 61 for more information.

Uranium revenues were up 60% due to a 6% increase in the Canadian dollar average realized price, and a 52% increase in sales volumes.

Our realized prices this quarter were higher than the fourth quarter of 2010 mainly due to higher US dollar prices under market-related contracts, partially offset by a less favourable exchange rate. In the fourth quarter of 2011, our realized foreign exchange rate was $1.02 compared to $1.03 in the prior year.

Total cost of sales (including D&A) increased by 56% ($417 million compared to $268 million in 2010). This was mainly the result of the following:

•	the 52% increase in sales volumes

•	higher royalty charges due to higher deliveries of Saskatchewan-produced material and higher realized prices

•	average unit costs for produced uranium were 2% higher

•	partially offset by 33% lower average unit costs for purchased uranium due to fewer purchases at spot prices

The net effect was a $125 million increase in gross profit for the quarter.

2011 ANNUAL FINANCIAL REVIEW    55

The following table shows the costs of produced and purchased uranium incurred in the reporting periods (non-IFRS measures see below). These costs do not include selling costs such as royalties, transportation and commissions, nor do they reflect the impact of opening inventories on our reported cost of sales.

	Three months ended December 31
($Cdn/lb)	2011	2010	change
Produced
Cash cost	17.44	15.94	9%
Non-cash cost	5.52	6.52	(15)%
Total production cost	22.96	22.46	2%
Quantity produced (million lbs)	6.6	6.4	3%
Purchased
Cash cost	18.86	28.14	(33)%
Quantity purchased (million lbs)	2.3	4.3	(47)%
Totals
Produced and purchased costs	21.90	24.74	(11)%
Quantities produced and purchased (million lbs)	8.9	10.7	(17)%

Cash cost per pound, non-cash cost per pound and total cost per pound for produced and purchased uranium presented in the above table are non-IFRS measures. These measures do not have a standardized meaning or a consistent basis of calculation under IFRS. We use these measures in our assessment of the performance of our uranium business. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow.

These measures are non-standard supplemental information and should not be considered in isolation or as a substitute for measures of performance prepared according to accounting standards. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently so you may not be able to make a direct comparison to similar measures presented by other companies.

56    CAMECO CORPORATION

To facilitate a better understanding of these measures, the table below presents a reconciliation of these measures to our unit cost of sales for the fourth quarters of 2011 and 2010.

Cash and total cost per pound reconciliation

($ millions)	Three months ended December 31
	2011	2010
Cost of product sold	336.8	230.9

Add / (subtract)
Royalties	(61.3)	(18.2)
Standby charges	(6.0)	(6.4)
Other selling costs	(2.8)	(7.9)
Change in inventories	(108.2)	24.6
Cash operating costs (a)	158.5	223.0

Add / (subtract)
Depreciation and amortization	80.1	37.3
Change in inventories	(43.7)	4.4
Total operating costs (b)	194.9	264.7
Uranium produced & purchased (millions lbs) (c)	8.9	10.7
Cash costs per pound (a ÷ c)	17.81	20.84

Total costs per pound (b ÷ c)	21.90	24.74

2011 ANNUAL FINANCIAL REVIEW    57

Fuel services

(includes results for UF6, UO2 and fuel fabrication)

	Three months ended December 31
Highlights	2011	2010	change
Production volume (million kgU)	3.1	3.9	(21)%
Sales volume (million kgU)	7.2	6.3	14%
Realized price ($Cdn/kgU)	14.66	14.59	—
Average unit cost of sales ($Cdn/kgU) (including D&A)	11.18	12.49	(10)%
Revenue ($ millions)	106	91	16%
Gross profit ($ millions)	25	13	92%
Gross profit (%)	24	14	71%

Production volumes were 21% lower than in 2010 due to the decrease in production of UF6. We reduced our production forecast in the third quarter as a result of unfavourable market conditions.

Total revenue increased by 16% due to a 14% increase in sales volumes and a slight increase in realized price.

The total cost of sales (including D&A) increased by 4% ($81 million compared to $78 million in the fourth quarter of 2010) due to the increase in sales volumes. When compared to 2010, the average unit cost of sales was 10% lower primarily due to higher cost recoveries in 2011.

The net effect was a $12 million increase in gross profit.

58    CAMECO CORPORATION

Electricity

BPLP

(100% – not prorated to reflect our 31.6% interest)

Highlights	Three months ended December 31
($ millions except where indicated)	2011		2010	change
Output—terawatt hours (TWh)	6.2		6.6	(6)%
Capacity factor (the amount of electricity the plants actually produced for sale as a percentage of the amount they were capable of producing)	86%		91%	(6)%
Realized price ($/MWh)	53	[1]	60	(12)%
Average Ontario electricity spot price ($/MWh)	27		32	(16)%
Revenue	338		393	(14)%
Operating costs (net of cost recoveries)	271		225	20%
Cash costs	220		183	20%
Non-cash costs	51		42	21%
Income before interest and finance charges	67		168	(60)%
Interest and finance charges	7		7	—
Cash from operations	114		147	(22)%
Capital expenditures	84		38	121%
Distributions	65		120	(46)%
Capital calls	10		—	—
Operating costs ($/MWh)	42	[1]	34	24%

[1]	Based on actual generation of 6.2 TWh plus deemed generation of 0.2 TWh in the fourth quarter.

Our earnings from BPLP

Highlights	Three months ended December 31
($ millions except where indicated)	2011	2010	change
BPLP’s earnings before taxes (100%)	60	161	(63)%
Cameco’s share of pre-tax earnings before adjustments (31.6%)	19	51	(63)%
Proprietary adjustments	(2)	(2)	—
Earnings before taxes from BPLP	17	49	(65)%

Total electricity revenue decreased 14% due to lower output and a lower realized price. Realized prices reflect spot sales, revenue recognized under BPLP’s agreement with the OPA, and financial contract revenue. BPLP recognized revenue of $147 million this quarter under its agreement with the OPA, compared to $114 million in the fourth quarter of 2010. The equivalent of about 66% of BPLP’s output was sold under financial contracts this quarter, compared to 45% in the fourth quarter of 2010. From time to time BPLP enters the market to lock in gains under these contracts.

The capacity factor was 86% this quarter, down from 91% in the fourth quarter of 2010 due to a higher volume of outage days during the year’s planned outages compared to last year’s planned outages.

Operating costs were $271 million compared to $225 million in 2010 due to higher maintenance costs incurred during outage periods and increased staff costs.

2011 ANNUAL FINANCIAL REVIEW    59

The result was a 65% decrease in our share of earnings before taxes.

BPLP distributed $65 million to the partners in the fourth quarter. Our share was $21 million. BPLP capital calls to the partners in the fourth quarter were $10 million. Our share was $3 million. The partners have agreed that BPLP will distribute excess cash monthly, and will make separate cash calls for major capital projects.

60    CAMECO CORPORATION

Our operations and development projects

This section of our MD&A is an overview of each of our operations, what we accomplished this year, our plans for the future and how we manage risk.

Uranium

Operating properties
McArthur River and Key Lake	67
Rabbit Lake	73
Smith Ranch-Highland	75
Crow Butte	77
Inkai	79

Development project
Cigar Lake	83

Projects under evaluation
Inkai blocks 1 and 2
production increase (see Inkai, above)
Inkai block 3 (see Inkai, above)
McArthur River extension
(see McArthur River, above)
Kintyre
Millennium	89

Exploration	90

Fuel services
Refining
Blind River refinery	92

Conversion and fuel manufacturing
Port Hope conversion services	93
Fuel Manufacturing	93
Springfields Fuels	93

Electricity
Bruce Power Limited Partnership	95

2011 ANNUAL FINANCIAL REVIEW    61

Managing the risks

The nature of our operations means we face many potential risks and hazards that could have a significant impact on our business. We have comprehensive systems and procedures in place to manage them, but there is no assurance we will be successful in preventing the harm any of these risks and hazards could cause.

Below we list the regulatory, environmental and operational risks that generally apply to all of our operations, development projects and projects under evaluation. We also talk about how we manage specific risks in each operation or project update. These risks could have a material impact on our business in the near term.

We recommend you also review our annual information form, which includes a discussion of other material risks that could have an impact on our business.

Regulatory risks

A significant part of our economic value depends on our ability to:

•

obtain and renew the licences and other approvals we need to operate, to increase production at our mines and to develop new mines. If we do not receive the regulatory approvals we need, or do not receive them at the right time, then we may have to delay, modify or cancel a project, which could increase our costs and delay or prevent us from generating revenue from the project. Regulatory review, including the review of environmental matters, is a long and complex process.

•

comply with the conditions in these licences and approvals. In a number of instances, our right to continue operating facilities, increase production at our mines and develop new mines depends on our compliance with these conditions.

•

comply with the extensive and complex laws and regulations that govern our activities, including our growth plans. Environmental legislation imposes very strict standards and controls on almost every aspect of our operations and the mines we plan to develop, and is not only introducing new requirements, but also becoming more stringent. For example:

•	we must complete an environmental assessment before we can begin developing a new mine or make any significant change to our operations

•

we increasingly need regulatory approval to make changes to our operational processes, which can take a significant amount of time because it may require an environmental assessment or an extensive review of supporting information. The complexity of this process can be further compounded when regulatory approvals are required from multiple agencies.

We use significant management and financial resources to manage our regulatory risks.

62    CAMECO CORPORATION

Environmental risks

We have the safety, health and environmental risks associated with any mining and chemical processing company. All three of our business segments also face unique risks associated with radiation.

Laws to protect the environment are becoming more stringent for members of the nuclear energy industry and have inter-jurisdictional aspects (both federal and provincial/state regimes are applicable). Once we have permanently stopped mining and processing activities at an operating site, we are required to decommission the site to the satisfaction of the regulator. We have developed conceptual decommissioning plans for our operating sites and use them to estimate our decommissioning costs. As the site approaches or goes into decommissioning, regulators review our detailed decommissioning plan and carry out the required regulatory approval process. This can result in further regulatory process, as well as additional requirements, costs and financial assurances.

At the end of 2011, our estimate of total decommissioning and reclamation costs was $577 million. This is the undiscounted value of the obligation and is based on our current operations. We had accounting provisions of $509 million at the end of 2011 (the present value of the $577 million). Since we expect to incur most of these expenditures at the end of the useful lives of the operations they relate to, our expected costs for decommissioning and reclamation for the next five years are not material.

We provide financial assurances for decommissioning and reclamation such as letters of credit to regulatory authorities, as required. We had a total of $664 million in letters of credit supporting our reclamation liabilities at the end of 2011. Since 2001, all of our North American operations have had letters of credit in place that provide financial assurance in connection with our preliminary plans for decommissioning for the sites.

Some of the sites we own or operate have been under ongoing investigation and/or remediation and planning as a result of historic soil and groundwater conditions. For example, we are addressing issues related to historic soil and groundwater contamination at Port Hope.

We use significant management and financial resources to manage our environmental risks.

We manage environmental risks through our safety, health, environment and quality (SHEQ) management system. Our SHEQ management system is centralized and managed at the corporate level, and we implement it corporately and at our operations. Our chief executive officer is responsible for ensuring that our SHEQ management system is implemented. Our board’s safety, health and environment committee also oversees how we manage our environmental risks.

Lessons learned from Japan

In response to the events in Japan this year, the Canadian Nuclear Safety Commission (CNSC) asked us to review the risk management and emergency preparedness processes at all of our Canadian sites, under subsection 12(2) of the General Nuclear Safety and Control Regulations.

Our uranium and fuel services divisions retained third-party experts to carry out the reviews, and these were completed and submitted to the CNSC this year.

The evaluations focused on the potential effects of extreme natural events on human health and the environment, and the risk management and emergency preparedness processes we have in place to prevent, mitigate and respond. The review concluded that the multi-layer system we have in place at all of our operations—our five levels of defence—provides multiple and effective barriers against the potential effects of a natural disaster.

We are considering other recommendations we received as we continue to improve our designs, practices, policies and plans to ensure worker and public safety. We do not expect any of the recommendations to require material expenditures.

In 2011, we invested:

•	$99 million in environmental protection, monitoring and assessment programs, or 30% more than 2010

•	$30 million in health and safety programs, which is 12% less than we spent in 2010

In 2012, spending for health and safety programs is expected to be similar to 2011, while spending for environmental programs is expected to increase slightly.

2011ANNUAL FINANCIAL REVIEW    63

Operational risks

Other operational risks and hazards include:

•      environmental damage

•      industrial and transportation accidents

•      labour shortages, disputes or strikes

•      cost increases for contracted or purchased materials, supplies and services

•      shortages of required materials, supplies and equipment

•      transportation disruptions

•      electrical power interruptions

•      equipment failures

•      non-compliance with laws and licences

•      catastrophic accidents

•      fires

•      blockades or other acts of social or political activism

•      natural phenomena, such as inclement weather conditions, floods and earthquakes

•      unusual, unexpected or adverse mining or geological conditions

•      underground floods

•      ground movement or cave ins

•      tailings pipeline or dam failures

•      technological failure of mining methods

We have insurance to cover some of these risks and hazards, but not all of them, and not to the full amount of losses or liabilities that could potentially arise.

64    CAMECO CORPORATION

Uranium – production overview

Our production was 2% lower in 2011 than it was in 2010, but 3% higher than the guidance we provided in our third quarter MD&A. We had a number of successes at our mining operations in 2011.

At McArthur River/Key Lake:

•	realized benefits of production flexibility provisions in our McArthur River/Key Lake licences, matching our 2010 production record and exceeding our production target by 5%

•	realized benefits of improved efficiency and reliability of equipment at Key Lake

At Inkai:

•	received government approval allowing us to increase production to 3.9 million pounds (100% basis)

•	signed an MOA to increase production to 5.2 million pounds (100% basis)

Uranium production

Cameco’s share (million lbs)	Three months ended December 31		Year ended December 31		2011 plan
	2011	2010	2011	2010
McArthur River/Key Lake	3.9	4.0	13.9	13.9	13.3
Rabbit Lake	1.6	1.3	3.8	3.8	3.6
Smith Ranch-Highland	0.2	0.4	1.4	1.8	1.6
Crow Butte	0.2	0.2	0.8	0.7	0.7
Inkai	0.7	0.5	2.5	2.6	2.5
Total	6.6	6.4	22.4	22.8	21.7	[1]

[1]	We updated our 2011 plan in our Q3 MD&A to 21.7 million pounds from 21.9 million pounds at the beginning of 2011.

Outlook

We have geographically diverse sources of production. Our strategy is to increase our annual production to 40 million pounds by 2018, which we expect will come from our operating properties, development projects and projects under evaluation.

Cameco’s share of production – annual forecast to 2016

Current forecast (million lbs)	2012	2013	2014	2015	2016
McArthur River/Key Lake	13.1	13.1	13.1	13.1	13.1
Rabbit Lake	3.7	3.7	3.7	3.7	3.4
US ISR	2.4	3.0	3.1	3.7	3.8
Inkai[1]	2.5	2.9	2.9	2.9	2.9
Cigar Lake	—	0.3	1.9	5.5	7.9
Total share of production	21.7	23.0	24.7	28.9	31.1
Cameco’s share of Inkai’s production on which profits are generated[2]
Inkai[1]	2.6	3.0	3.0	3.0	3.0
Total[2]	21.8	23.1	24.8	29.0	31.2

[1]

We have signed an MOA with Kazatomprom to increase annual production to 5.2 million pounds (100% basis). Once implemented, we will receive the right to purchase 2.9 million pounds of Inkai’s annual production and receive profits on 3.0 million pounds. See page 79 for more information.

[2]	We have adjusted the production table to reflect the share of Inkai’s production we will use to calculate our profits under the MOA. See page 79 for more information.

2011ANNUAL FINANCIAL REVIEW    65

In 2013, production at McArthur River may be lower as we transition to mining upper zone 4.

Our 2012 and future annual production targets for Inkai assume, and we expect:

•	Inkai will obtain the necessary government permits and approvals to produce at an annual rate of 5.2 million pounds (100% basis), including an amendment to the resource use contract

•	we reach a binding agreement with Kazatomprom to finalize the terms of the MOA

•	Inkai will ramp up production to an annual rate of 5.2 million pounds (100% basis)

There is no certainty Inkai will receive these permits or approvals or we will reach a binding agreement with Kazatomprom or that Inkai will be able to ramp up production. If Inkai does not, or if the permits and approvals are delayed, Inkai may be unable to achieve its 2012 and future annual production targets and we may have to recatagorize some of Inkai’s mineral reserves as resources.

This forecast is forward-looking information. It is based on the assumptions and subject to the material risks discussed on page 3, and specifically on the assumptions and risks noted above and listed here. Actual production may be significantly different from this forecast.

Assumptions

•  we achieve our forecast production for each operation, which requires, among other things, that our mining plans succeed, processing plants and equipment are available and function as designed, we have sufficient tailings capacity and our mineral reserve estimates are reliable

•  we obtain or maintain the necessary permits and approvals from government authorities

•  our production is not disrupted or reduced as a result of natural phenomena, labour disputes, political risks, blockades or other acts of social or political activism, shortage or lack of supplies critical to production, equipment failures or other development and operation risks

Material risks that could cause actual results to differ materially

•  we do not achieve forecast production levels for each operation because of a change in our mining plans, processing plants or equipment are not available or do not function as designed, lack of tailings capacity or for other reasons

•  we cannot obtain or maintain necessary permits or approvals from government authorities

•  natural phenomena, labour disputes, political risks, blockades or other acts of social or political activism, shortage or lack of supplies critical to production, equipment failures or other development and operation risks disrupt or reduce our production

66    CAMECO CORPORATION

Uranium – operating properties

McArthur River/Key Lake

McArthur River is the world’s largest, high-grade uranium mine, and Key Lake is the largest uranium mill in the world.

Ore grades at the McArthur River mine are 100 times the world average, which means it can produce more than 18 million pounds per year by mining only 150 to 200 tonnes of ore per day. We are the operator.

McArthur River is one of our three material uranium properties.

Location	Saskatchewan, Canada

Ownership	69.805% – McArthur River 83.33% – Key Lake

End product	uranium concentrates

ISO certification	ISO 14001 certified

Mine type	underground

Estimated reserves (our share)	226.2 million pounds (proven and probable) average grade U3O8: 16.89%

Estimated resources (our share)	51.0 million pounds (measured and indicated) average grade U3O~~8~~: 17.63% 60.3 million pounds (inferred) average grade U3O8: 9.67%

Mining methods	currently: raiseboring pending regulatory approval: blasthole stoping under development: boxhole boring

Licensed capacity	mine and mill: 18.7 million pounds per year (can be exceeded – see Production flexibility on page 68)

Total production 2000 to 2011 1983 to 2002	211 million pounds (McArthur River/Key Lake) (100% basis) 209.8 million pounds (Key Lake) (100% basis)

2011 production	13.9 million pounds (our share)

2012 forecast production	13.1 million pounds (our share)

Estimated decommissioning cost	$36.1 million – McArthur River $120.7 million – Key Lake

2011  ANNUAL FINANCIAL REVIEW    67

Background

Production flexibility

Our operating licences for Key Lake mill and McArthur River mine were amended in 2009 and 2010, giving us flexibility in our annual licensed production limit. As long as average annual production does not exceed 18.7 million pounds per year, these amendments allow:

•	Key Lake mill to produce up to 20.4 million pounds (100% basis) per year

•	McArthur River to produce up to 21 million pounds (100% basis) per year

If production is lower than 18.7 million pounds in any year, we can produce more in future years until we recover the shortfall. We still have the opportunity to recover past production shortfalls of about 2.5 million pounds (100% basis) at Key Lake mill and about 3.5 million pounds (100% basis) at McArthur River.

Mining methods and techniques

We use a number of innovative methods and techniques to mine the McArthur River deposit:

Ground freezing

The sandstone that overlays the deposit and basement rocks is water-bearing, with large volumes of water under significant pressure. We use ground freezing to form an impermeable wall around the area being mined. This prevents water from entering the mine, and helps stabilize weak rock formations.

In 2009, we developed an innovative, cathedral-shaped freezewall around zone 2, panel 5, allowing us to develop tunnels above and below the orebody. We expect this innovation will allow us to continue using raisebore mining as the main mining method at McArthur River and improve production efficiencies as we transition to other areas of the mine (see Planning for the future – New mining zones on page 71).

Raisebore mining

Raisebore mining is an innovative non-entry approach that we adapted to meet the unique challenges at McArthur River. It involves:

•	drilling a series of overlapping holes through the ore zone from a raisebore chamber in waste rock above the ore

•	collecting the broken ore at the bottom of the raises using line-of-sight remote-controlled scoop trams, and transporting it to a grinding circuit

•	filling each raisebore hole with concrete once mining is complete

•	removing the equipment and filling the entire chamber with concrete when all the rows of raises in a chamber are complete

•	starting the process again with the next raisebore chamber

We have used the raisebore mining method to successfully extract about 210 million pounds (100% basis) since we began mining in 1999.

68    CAMECO CORPORATION

McArthur River currently has four zones with delineated mineral reserves (zones 1 to 4). Parts of zones 1, 2, 3 and 4 also have mineral resources. In addition, zones A and B to the north contain mineral resources.

We have mined from zone 2 since the mine started production. Zone 2 is divided into four panels (panels 1, 2, 3 and 5). Until late 2009, all mine production was from panels 1, 2 and 3, and there are still limited reserves that we will extract from these panels in the next few years. Panel 5 represents the upper portion of zone 2, overlying a portion of the other panels.

We successfully transitioned to panel 5 in 2009, the first time development has been accomplished through the unconformity into the Athabasca sandstone.

In late 2010, we brought the lower mining area of zone 4 into production.

Boxhole boring

Given our success with the cathedral-shaped freezewall around zone 2, panel 5, the use of boxhole boring in our mine plan has been significantly narrowed in scope. We expect to be able to continue using raisebore mining as our main mining method for McArthur River.

Boxhole boring is similar to the raisebore method, but the drilling machine is located below the orebody, so development is not required above the orebody. This method is currently being used at only a few mines around the world, but has not been used for uranium mining.

Boxhole boring poses some technical challenges. We will continue to test this method in 2012; however, we expect it will only be used as a secondary method, in areas where we determine raiseboring is not feasible. Boxhole boring may not be as productive as the raisebore method, but we will be able to determine this more accurately once we have fully developed and tested the method at McArthur River.

Blasthole stoping

Blasthole stoping involves establishing drill access above the ore and extraction access below the ore. The area between the upper and lower access levels (the stope) is then drilled off and blasted. The broken rock and ore are collected on the lower level and removed by line-of-sight remote-controlled scoop trams, then transported to a

2011  ANNUAL FINANCIAL REVIEW    69

grinding circuit. Once a stope is mined out, it is backfilled with concrete to maintain ground stability and allow the next stope in sequence to be mined. This mining method has been used extensively in the mining industry, including for mining uranium. Blasthole stoping is being evaluated for the recovery of small isolated, lower grade ore zones away from the freezewalls and where raisebore or boxhole boring is uneconomic or impractical. We mined our first blasthole stope in the fourth quarter of 2011, in lower zone 4, with good productivity.

2011 update

Production

Our share of production in 2011 was 5% higher than our target of 13.3 million pounds, and the same as 2010.

At McArthur River and Key Lake we matched our production record set in 2010, realizing benefits under the production flexibility amendments to the McArthur River and Key Lake operating licences (see Production flexibility on page 68). Our revitalization program has improved the efficiency and reliability of equipment at the Key Lake mill, which had record monthly production in the latter part of the year.

New mining areas

Upper zone 4 – we began drilling for the freezewall required to bring the upper mining area of zone 4 into production.

Mill revitalization

The Key Lake mill began operating in 1983. We are revitalizing the mill to ensure sustained reliable production and increase our uranium production capability.

The Key Lake revitalization plan includes upgrading circuits with new technology to simplify operations and improve environmental performance. After the mill is revitalized, annual production will depend mainly on mine production. As part of this plan, we replaced the acid, steam and oxygen plants.

At the end of 2011, construction of all three plants was complete. The steam plant was commissioned at year end and the oxygen plant was commissioned in early 2012. We have started commissioning the acid plant.

Tailings capacity

The regulator approved the guidelines for our Key Lake extension project, which proposes to:

•	allow continued processing of ore from the McArthur River mine and other potential mine developments

•	increase long-term capacity of the Deilmann tailings management facility by allowing us to deposit tailings to a higher elevation

•	increase annual mill production capacity to 25 million pounds (100% basis)

We are currently drafting the environmental impact study for submission to the regulator as part of the environmental assessment process. This year we:

•	completed the detailed design for the stabilization of the Deilmann tailings management facility pitwalls

•	relocated the infrastructure necessary to allow us to flatten the slope of the pitwalls

•	continued our work on the environmental assessment for the Key Lake extension project

McArthur River extension

In addition to the exploration work discussed below, we advanced feasibility work on the McArthur River extension project this year. This is a multi-year project to safely expand the underground mine and develop new mining areas.

Our plan is to:

•	increase average annual production at the mine from 18.7 million pounds (100% basis) to 22 million pounds (100% basis)

•	construct the infrastructure necessary to support production at this level

•	further delineate mineral resources to the north and south of the current mining operations

An environmental assessment is required for the potential increase in production. Other work on this project will be approved through regular licensing activities.

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Exploration

As part of the McArthur River extension, we advanced the exploration drifts to zones A and B, north of current mining operations, and were successful in upgrading the majority of the zone B inferred mineral resources to the indicated category based on surface drilling. This area continues to show promise.

Planning for the future

Production

We expect our share of production to be 13.1 million pounds in 2012 and we will continue to look for opportunities to take advantage of the production flexibility provision in our licences.

New mining zones

Zone 4 – In 2012, we will continue the drilling to install the freezewall required to bring the upper mining area of zone 4 into production. We expect to start freezing upper zone 4 in 2013 and begin production from this area in 2014.

We expect to use raisebore mining in this area, applying the ground freezing experience we gained in zone 2, panel 5. This should significantly improve production efficiencies compared to boxhole boring.

Mill revitalization

In 2012, we expect to:

•	complete the commissioning of the new acid plant

•	begin work for the construction of a new electrical substation and calciner

Tailings capacity

In 2012, we expect to:

•	begin to flatten the slope of the Deilmann tailings management facility pitwalls

•

advance the environmental assessment for the Key Lake extension project. We expect to submit the draft environmental impact statement to the regulators by the end of the second quarter. Comments on the draft are expected before year end.

Exploration

In 2012, we plan to continue advancing the underground exploration drift to the south of the current mining areas. We also plan to test, from surface, along the entire length of the mineralized zone to identify additional mineral resources.

Managing our risks

Production at McArthur River/Key Lake poses many challenges: control of groundwater, weak rock formations, radiation protection, water inflow, mining method uncertainty and changes to productivity, mine transitioning, regulatory approvals, tailings capacity, reliability of facilities at Key Lake, surface and underground fires. Operational experience gained since the start of production has resulted in a significant reduction in risk.

Water inflow risk

The greatest risk is production interruption from water inflows. A 2003 water inflow resulted in a three-month suspension of production. We also had a small water inflow in 2008 that did not impact production.

The consequences of another water inflow at McArthur River would depend on its magnitude, location and timing, but could include a significant interruption or reduction in production, a material increase in costs or a loss of mineral reserves.

We take the following steps to reduce the risk of inflows, but there is no guarantee that these will be successful:

•

Ground freezing: Before mining, we drill freezeholes and freeze the ground to form an impermeable freezewall around the area being mined. Ground freezing reduces but does not eliminate the risk of water inflows.

•

Mine development: We plan for our mine development to take place away from known groundwater sources whenever possible. In addition, we assess all planned mine development for relative risk, and apply extensive additional technical and operating controls for all higher risk development.

•

Pumping capacity and treatment limits: Our standard for this project is to secure pumping capacity of at least one and a half times the estimated maximum sustained inflow. We review our dewatering system and requirements at least once a year and before beginning work on any new zone.

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We believe we have sufficient pumping, water treatment and surface storage capacity to handle the estimated maximum sustained inflow.

Key Lake tailings capacity risk

Tailings from processing McArthur River ore are deposited in the Deilmann tailings management facility. At current production rates, the licensed capacity of the Deilmann tailings management facility is about six years, assuming we experience only minor losses in storage capacity due to sloughing from the pitwalls. Significant sloughing could constrain McArthur River production.

Sloughing of material from the pitwalls in the past has resulted in the loss of capacity. Technical studies show that stabilizing and reducing water levels in the pit enhances the stability of the pitwalls and reduces the risk of sloughing. We doubled our dewatering treatment capacity, allowing us to stabilize the water level in the pit. The water level has been gradually reduced over the past three and a half years.

In 2009, regulators approved our plan for the long-term stabilization of the Deilmann tailings management facility pitwalls. We are implementing the plan, and expect it will take approximately three years to complete the work.

We have also looked at options for long-term storage of tailings at Key Lake. We are proceeding with the environmental assessment to support an application for regulatory approval to deposit tailings in the Deilmann tailings management facility to a much higher level. This would provide us with enough tailings capacity to potentially mill a volume equal to all the known mineral reserves and resources from McArthur River and additional capacity to toll mill ore from other regional deposits.

We also manage the risks listed on pages 62 to 64.

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Uranium – operating properties

Rabbit Lake The Rabbit Lake operation, which opened in 1975, is the longest operating uranium production facility in North America, and the second largest uranium mill in the world.

Location	Saskatchewan, Canada

Ownership	100%

End product	uranium concentrates

ISO certification	ISO 14001 certified

Mine type	underground

Estimated reserves	24.0 million pounds (proven and probable) average grade U3O8: 0.73%

Estimated resources	4.3 million pounds (indicated) average grade U3O8: 0.53% 10.4 million pounds (inferred) average grade U3O8 : 1.42%

Mining method	vertical blasthole stoping

Licensed capacity	mill: maximum 16.9 million pounds per year; currently 11 million

Total production 1975 to 2011	186.3 million pounds

2011 production	3.8 million pounds

2012 forecast production	3.7 million pounds

Estimated decommissioning cost	$105.2 million

2011 update

Production

Production this year was about 6% higher than our plan and the same as it was in 2010.

Mill upgrades

During our scheduled mill maintenance shutdown in the third quarter, we completed the second phase of upgrades at the acid plant, successfully replacing the acid plant final towers.

We signed an agreement with our joint venture partners which changes the milling arrangements for the ore from Cigar Lake. See Uranium – development project Cigar Lake on page 83 for more information.

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We received regulatory approval to begin exploration-related development and drilling on the Powell Zone, and completed a portion of the development work. We plan to complete the development work in 2012 and carry out drilling to further evaluate this zone.

Planning for the future

Production

We expect to produce 3.7 million pounds in 2012.

Tailings Capacity

We expect to have sufficient tailings capacity to support milling of Eagle Point ore until approximately mid-2016.

We are planning to expand the existing tailings management facility by mid-2016, to increase the tailings capacity so that it can support the extension of Rabbit Lake’s mine life and provide additional tailings capacity to process ore from other potential sources. The regulators will need to approve an environmental assessment before we can proceed.

Exploration

We have extended our underground drilling reserve replacement program into 2012. We plan to test and evaluate areas east and northeast of the mine where we have had good results, and to the north and south. This drilling will largely be from surface.

Reclamation

As part of our multi-year site-wide reclamation plan, we expect to spend over $2 million in 2012 to reclaim facilities that are no longer in use.

Managing our risks

We manage the risks listed on pages 62 to 64.

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Uranium – operating properties

Smith Ranch-Highland

We operate Smith Ranch and Highland as a combined operation. Each has its own processing facility, but the Smith Ranch central plant processes all the uranium. The Highland plant is currently idle.

Together, they form the largest uranium production facility in the United States.

Location	Wyoming, US

Ownership	100%

End product	uranium concentrates

ISO certification	ISO 14001 certified

Estimated reserves	6.6 million pounds (proven and probable) average grade U3O8: 0.09%

Estimated resources	23.7 million pounds (measured and indicated) average grade U3O8: 0.06% 6.6 million pounds (inferred) average grade U3O8 : 0.05%

Mining method	in situ recovery (ISR)

Licensed capacity	wellfields: 2 million pounds per year processing plants: 5 million pounds per year including Highland mill

Total production 2002 to 2011	15 million pounds

2011 production	1.4 million pounds

2012 forecast production	1.7 million pounds

Estimated decommissioning cost	$168 million (US)

2011 update

Production

Production this year was 22% lower than 2010 and 13% lower than our plan. The review process to obtain regulatory approvals has lengthened at Smith Ranch-Highland, which has increased the timeline to bring new wellfields into production.

Licensing

The regulators continue to review our licence renewal application. We are allowed to continue with all previously approved activities during the licence renewal process.

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Processing

In the fourth quarter, we signed a toll-processing agreement with Uranerz Energy Corporation to process up to 800,000 pounds per year at the Smith Ranch-Highland processing plants. The agreement allows us to use excess plant capacity.

Planning for the future

Production

We expect to produce 1.7 million pounds in 2012.

We continue to seek regulatory approvals to proceed with expansions at our various satellite operations; however, we are experiencing some delays in receiving the necessary regulatory approvals. We recognize the regulators have a large volume of permits to process. We are working with them to improve communications and ensure we better understand and meet their needs. We are advancing work on satellite properties where prior approvals are in place.

Exploration

We are continuing our exploration activity with the objective of extending the mine life at Smith Ranch-Highland and satellite properties.

Managing our risks

The operating environment is becoming more complex as public interest and regulatory oversight increase. This may affect our plans to increase production. We also manage the risks listed on pages 62 to 64.

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Uranium – operating properties

Crow Butte Crow Butte was discovered in 1980 and began production in 1991. It is the first uranium mine in Nebraska, and is a significant contributor to the economy of northwest Nebraska.

Location	Nebraska, US

Ownership	100%

End product	Uranium concentrates

ISO certification	ISO 14001 certified

Estimated reserves	3.7 million pounds (proven) average grade U3O8: 0.13%

Estimated resources	11.9 million pounds (indicated) average grade U3O8: 0.21% 6.0 million pounds (inferred) average grade U3O8 : 0.12%

Mining method	in situ recovery (ISR)

Licensed capacity (processing plant and wellfields)	1 million pounds per year

Total production 2002 to 2011	7.6 million pounds

2011 production	0.8 million pounds

2012 forecast production	0.7 million pounds

Estimated decommissioning cost	$35.6 million (US)

2011 update

Production

Production this year was 14% higher than 2010 and our forecast for the year.

Licensing

The regulators continued to review our applications to expand and relicense Crow Butte. They are planning public hearings in 2012 to consider our application. We are allowed to continue with all previously approved activities during the licence renewal process.

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Planning for the future

Production

In 2012, we expect to produce 0.7 million pounds.

We are seeking regulatory approvals to proceed with expansions at our various satellite operations; however, we are experiencing some delays in receiving the necessary regulatory approvals. We recognize the regulators have a large volume of permits to process. We are working with them to improve communications and ensure we better understand and meet their needs.

Managing our risks

The operating environment is becoming more complex as public interest and regulatory oversight increase. This may affect our plans to increase production. We also manage the risks listed on pages 62 to 64.

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Uranium – operating properties

Inkai

Inkai is a very significant uranium deposit, located in Kazakhstan. There are two production areas (blocks 1 and 2) and an exploration area (block 3). The operator is Joint Venture Inkai Limited Liability Partnership, which we jointly own (60%) with Kazatomprom (40%).

Inkai is one of our three material uranium properties.

Location	South Kazakhstan

Ownership	60%

End product	uranium concentrates

ISO certification	BSI OHSAS 18001 ISO 14001 certified

Estimated reserves (our share)	59.7 million pounds (proven and probable) average grade U3O8: 0.07%

Estimated resources (our share)	28.8 million pounds (indicated) average grade U3O8: 0.08% 153.0 million pounds (inferred) average grade U3O8 : 0.05%

Mining method	in situ recovery (ISR)

Licensed capacity (wellfields)	approved: 3.9 million pounds per year (our share 2.3 million pounds per year) application: 5.2 million pounds per year (our share 2.9/3.0 million pounds per year – see Licensing)

Total production 2008 to 2011	6.5 million pounds (our share)

2011 production	2.5 million pounds (our share)

2012 forecast production	4.3 million pounds (100% basis) (our share of production 2.5 million pounds – see Licensing)

Estimated decommissioning cost	$11 million (US)

2011 update

Production

Production this year was in line with the currently approved production level, but about 4% lower than production in 2010. Lower production was a result of in-process uranium inventory changes. Prior to final commissioning of the processing facilities in 2010, the in-process uranium inventory had built up. A significant reduction of this inventory added to production in 2010.

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In addition, production in 2010, the first full year of operation, benefited from the higher grades associated with new wellfields. Average grades at in situ recovery operations typically stabilize at levels lower than initial years because uranium is recovered from a mix of wellfields of varying maturities and, as wellfields mature, the grades decrease. The processing plant has the capacity to produce at an annual rate of 5.2 million pounds per year (100% basis) depending on the grade of the production solution. Inkai is planning to expand the existing satellite plant capacity in order to support this production rate from lower grade solution. Regulatory approval is required to carry out production at the annual rate of 5.2 million pounds per year (100% basis).

Operations

Inkai experienced brief interruptions to its sulphuric acid supply during the year, which had a small impact on production. The supply of sulphuric acid is tight in Kazakhstan.

Project funding

We have a loan agreement with Inkai. As of December 31, 2011, there was:

•	$192 million (US) of principal outstanding on the loan (in 2011 Inkai repaid $122 million (US) of principal)

•	a nominal amount of accrued interest and financing fees on the loan. In 2011, Inkai paid $6 million (US) in accrued interest and financing fees.

Inkai uses 100% of the cash available for distribution every year to pay accrued interest and financing fees. After these are paid, Inkai uses 80% of the remaining cash available for distribution to repay principal outstanding on the loan until it is repaid in full. The final 20% is distributed as dividends to the owners.

We have also agreed to advance funds for Inkai’s work on block 3 until the feasibility study is complete.

Licensing

An amendment to Inkai’s resource use contract was signed early in 2011, and Inkai received government approval to:

•	increase annual production from blocks 1 and 2 to 3.9 million pounds (100% basis)

•

carry out a five-year assessment program at block 3 that includes delineation drilling, uranium resource estimation, construction and operation of a test leach facility, and completion of a feasibility study

We signed an MOA this year with our partner, Kazatomprom, to increase production from blocks 1 and 2 to 5.2 million pounds (100% basis). Under the MOA, our share of Inkai’s annual production will be 2.9 million pounds with the processing plant at full capacity. We will also be entitled to receive profits on 3.0 million pounds.

To implement the increase, we need a binding agreement finalizing the terms of the MOA, government approval and an amendment to the resource use contract.

Block 3 exploration

Inkai continued delineation drilling, began infrastructure development and completed engineering for a test leach facility for the block 3 assessment program. Regulatory approval of the detailed delineation and test leach work programs is required.

Based on earlier agreements, profits from future block 3 production are to be shared on a 50:50 basis with our partner, instead of based on our ownership interests.

Uranium conversion project

Under the guidance of the memorandum of understanding (MOU) signed in 2007 (see Doubling production on page 81), we continued to work with our partner Kazatomprom to evaluate joint UF6 conversion opportunities. This work includes examining the feasibility of a number of options and locations based on strategic and economic considerations.

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Planning for the future

Production

We expect our share of production to be 2.5 million pounds in 2012.

Block 3 exploration

In 2012 we expect to continue delineation drilling and development of a test leach facility.

Doubling production

As part of our strategy, we are working with our partner, Kazatomprom, to implement our 2007 non-binding MOU. The memorandum:

•	targets future annual production capacity at 10.4 million pounds (100% basis). Our share of the additional capacity is expected to be 50%.

•	contemplates studying the feasibility of constructing a uranium conversion facility as well as other potential collaborations in uranium conversion

To implement the increase, we need a binding agreement to finalize the terms of the MOU, and various approvals from our partner and the government. We expect our ability to double annual uranium production at Inkai will be closely tied to the success of the uranium conversion project.

Managing our risks

Regulatory approvals

Our 2012 and future annual production targets for Inkai assume, and we expect:

•	Inkai will obtain the necessary government permits and approvals to produce at an annual rate of 5.2 million pounds (100% basis), including an amendment to the resource use contract

•	we reach a binding agreement with Kazatomprom to finalize the terms of the MOA

•	Inkai will ramp up production to an annual rate of 5.2 million pounds (100% basis)

There is no certainty Inkai will receive these permits or approvals or we will reach a binding agreement with Kazatomprom or that Inkai will be able to ramp up production. If Inkai does not, or if the permits and approvals are delayed, Inkai may be unable to achieve its 2012 and future annual production targets and we may have to recategorize some of Inkai’s mineral reserves as resources.

We also require regulatory approval of our detailed block 3 delineation and test leach work programs.

Supply of sulphuric acid

There were brief interruptions to sulphuric acid supply during the year. Given the importance of sulphuric acid to Inkai’s mining operations, we continue to closely monitor its availability. Our production may be less than forecast if there is a shortage.

Political risk

Kazakhstan declared itself independent in 1991 after the dissolution of the Soviet Union. Our Inkai investment, and our plans to increase production, are subject to the risks associated with doing business in developing countries, which have significant potential for social, economic, political, legal, and fiscal instability. Kazakh laws and regulations are complex and still developing and their application can be difficult to predict. To maintain and increase Inkai production, we need ongoing support, agreement and co-operation from our partner and the government.

The principal legislation governing subsoil exploration and mining activity in Kazakhstan is the Subsoil Use Law dated June 24, 2010. It replaces the Law on the Subsoil and Subsoil Use, dated January 27, 1996.

In general, Inkai’s licences are governed by the version of the subsoil law that was in effect when the licences were issued in April 1999, and new legislation applies to Inkai only if it does not worsen Inkai’s position. Changes to legislation related to national security, among other criteria, however, are exempt from the stabilization clause in the resource use contract. The Kazakh government interprets the national security exemption broadly.

With the new subsoil law, the government continues to weaken its stabilization guarantee. The government is broadly applying the national security exception to encompass security over strategic national resources.

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The resource use contract contains significantly broader stabilization provisions than the new subsoil law, and these contract provisions currently apply to us.

To date, the new subsoil law has not had a significant impact on Inkai. We continue to assess the impact. See our annual information form for an overview of this change in law.

There has been recent civil unrest in the oil producing region of West Kazakhstan. The government has taken action to resolve the underlying concerns and restore stability. Inkai, which is in South Kazakhstan, has not been impacted by the civil unrest. We are monitoring the situation.

We also manage the risks listed on pages 62 to 64.

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Uranium – development project

Cigar Lake

Cigar Lake is the world’s second largest high-grade uranium deposit, with grades that are 100 times the world average. We are a 50% owner and the mine operator.

Cigar Lake, which is being developed, is one of our three material uranium properties.

Location	Saskatchewan, Canada

Ownership	50.025%

End product	uranium concentrates

Mine type	underground

Estimated reserves (our share)	108.4 million pounds (proven and probable) average grade U3O8: 18.30%

Estimated resources (our share)	1.1 million pounds (measured and indicated) average grade U3O8: 2.25% 62.2 million pounds (inferred) average grade U3O8 : 12.59%

Mining method	jet boring

Target production date	begin commissioning in ore mid-2013; first packaged pounds in the fourth quarter of 2013

Target annual production (our share)	9 million pounds at full production

Estimated decommissioning cost	$27.7 million (to the end of construction)

Background

Development

We began developing the Cigar Lake underground mine in 2005, but development was delayed due to water inflows (two in 2006 and one in 2008). The first inflow flooded shaft 2 while it was under construction. The second inflow flooded the underground development and we began remediation late in 2006. In 2008, another inflow interrupted the dewatering of the underground development. We sealed the inflows and completed dewatering of shafts 1 and 2. In 2011, we completed remediation of the underground.

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Mining method

We will use a number of innovative methods and techniques to mine the Cigar Lake deposit:

Bulk freezing

The sandstone that overlays the deposit and basement rocks is water-bearing, with large volumes of water under significant pressure. We will freeze the ore zone and surrounding ground in the area to be mined to prevent water from entering the mine and to help stabilize weak rock formations.

To meet our production schedule, the ground has to be fully frozen in the area being mined before we begin jet boring. We have divided the orebody into production panels, and will have one jet boring mining unit operating in a panel. At least four production panels need to be frozen at one time to achieve the full production rate of 18 million pounds per year. Two jet boring machines will be working at a time, while the other two are being moved or set up, or in the backfill cycle.

In the past, bulk freezing has been done from underground. In 2010, however, we tested and began to implement an innovative surface freeze strategy. The strategy reduces the risk to the production schedule for two reasons:

•	the surface freeze process can start before developing the underground tunnels

•	construction activities underground are simplified by moving some of the freezing infrastructure to surface

Our plan is to use a hybrid freezing approach. We will use surface freezing to support the rampup period and underground freezing for the longer term development of the mine. In 2011, we restarted freezing the ore from underground and used freezing around shaft 2 to support the sinking and subsequent breakthrough on the 480 metre level. We also began to freeze the ground from surface.

Jet boring

After many years of test mining, we selected jet boring, a non-entry mining method, which we have developed and adapted specifically for this deposit. Overall, our initial test program was a success and met all initial objectives. This method is new to the uranium mining industry. It involves:

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•	drilling a pilot hole into the frozen orebody, inserting a high pressure water jet and cutting a cavity out of the frozen ore

•	collecting the ore and water mixture (slurry) from the cavity and pumping it to storage (sump storage), allowing it to settle

•	using a clamshell, transporting the ore from the sump storage to a grinding and processing circuit, eventually loading a tanker truck with ore slurry for transport to the mill

•	filling each cavity in the orebody with concrete once mining is complete

•	starting the process again with the next cavity

Milling

We have signed agreements with the owners of the Cigar Lake project and McClean Lake mill to process all Cigar Lake ore at McClean Lake.

Under the previous toll milling agreements, both the McClean Lake mill and the Rabbit Lake mill would process uranium from Cigar Lake. Under the new milling arrangement, the McClean Lake mill will process and package 100% of Cigar Lake uranium. The Rabbit Lake mill will continue to process ore mined on that site and has the flexibility to process ore from other potential sources.

2011 update

During the year, we:

•	completed remediation of the underground

•	resumed underground construction in the south end of the mine

•	completed the sinking of shaft 2 to the 480 metre level in early 2012

•	substantially completed the ore loadout facility

•	procured additional equipment for the jet boring system

•	obtained regulatory approval to change the discharge location for the release of treated water to Seru Bay of Waterbury Lake

•	obtained regulatory approval for the Cigar Lake mine plan

Costs

As of December 31, 2011, we had:

•	invested about $675 million for our share of the construction costs to develop Cigar Lake

•	expensed about $86 million in remediation expenses, including about $4 million in 2011

•	expensed about $35 million in standby costs

We expect to spend an additional $484 million (our share) to complete this project, which requires us to:

•	invest about $429 million for our share of the remaining capital costs, bringing our total share to about $1.1 billion

•	expense about $55 million for our share of the remaining standby costs, bringing our total share to about $90 million

This would bring our total share of the cost for this project to about $1.3 billion since we began development in 2005.

Exploration

We completed a surface drilling program this year, which increased the mineral reserves and average ore grade slightly, and extended the orebody further to the west. It also increased our confidence in the geology and the grade we can expect during the rampup period. We also initiated a drilling program to further delineate the west end of the mineralization.

Planning for the future

In 2012, we expect to:

•	complete the sinking of shaft 2 to its final depth of 500 metres

•	begin installing shaft 2 infrastructure, including construction of a concrete ventilation partition, installation of electrical cable, water services, ore slurry pipes and hoist systems

•	complete the surface ore loadout facility

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•	resume underground development in the north end of the mine

•	move the jet boring system to site and begin testing underground

•	develop two mining tunnels using the mine development system

•	complete the Seru Bay pipeline

•	complete all engineering designs and drawings for the project

•	construct the clarifier

Technical report

Cigar Lake continues to be a key part of our plan to increase our annual production to 40 million pounds by 2018 and we are pleased with the progress we are making to bring this valuable orebody into production. Over the year, we implemented a number of changes to the project, which have enhanced the overall economics of the project. These changes have put Cigar Lake on the path to becoming another high-grade, low-cost source of production, similar to our McArthur River operation.

We are updating the March 2010 Cigar Lake technical report to reflect these changes, including the impact of the new milling arrangement, surface freezing and other developments. We plan to file the updated technical report with our February 2012 annual information form. The highlights of the technical report are:

•	a decrease in the estimated average cash operating cost to about $18.60 per pound from about $23.10 per pound estimated in 2010. The reduction is primarily due to the new milling arrangement.

•

an increase of about $190 million in our share of the total estimated capital cost at completion to $1.1 billion. The increase is mainly due to the implementation of the surface freeze strategy, general cost escalation, costs to upgrade and expand the McClean Lake mill and improvements to the mine plan.

•

a change to the production profile, with slightly lower production expected in the first years of the project offset by higher production in the later years. We expect our share of production in 2013 to be about 0.3 million pounds. This compares to our previous estimate of 1 million pounds. This and the other revisions to our production schedule on page 65 represent an 8.7% decrease in our production forecast through 2016 and are a result of the extended period required for remediation and a better understanding of the geology and lower grades in the initial production panels.

•	first commissioning in ore expected in mid-2013 and the first pounds expected to be packaged at the McClean Lake mill in the fourth quarter

•	rampup to the full production rate expected by the end of 2017

•	a 4% increase in our share of the mineral reserves estimate from 104.7 million pounds to 108.4 million pounds and an 8% increase in the estimated average ore grade

•	an upgrade of probable mineral reserves to proven mineral reserves

Given the scale of this project and the challenging nature of the geology and mining method, we have made significant achievements since 2010. We will continue to develop this asset in a safe and deliberate manner to ensure we realize the economic benefits of this project.

Our expectations and plans regarding Cigar Lake, the expected benefit of milling Cigar Lake ore at the McClean Lake mill, the estimated average cash operating cost, our expected share of the total project and capital cost at completion for Cigar Lake and our mineral reserve estimate, are forward-looking information. They are based on the assumptions and subject to the material risks discussed on page 2, and specifically on the assumptions and risks listed on the following page.

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Assumptions

•	our expectation that the new milling arrangement will result in the expected reduction in the operating cost

•

there is no material delay or disruption in our plans as a result of ground movements, cave ins, additional water inflows, a failure of seals or plugs used for previous water inflows, natural phenomena, delay in acquiring critical equipment, equipment failure or other causes

•	there are no labour disputes or shortages

•	we obtain contractors, equipment, operating parts, supplies, regulatory permits and approvals when we need them

•	processing plants are available and function as designed and sufficient tailings facility capacity is available

•	our mineral reserves estimate and the assumptions it is based on are reliable

•	our Cigar Lake development, mining and production plans succeed

•	our expectation that the jet boring mining method will be successful and that we will be able to obtain the additional jet boring system units we require on schedule

Material risks

•	the new milling arrangement does not result in the expected cost savings or other benefits

•	an unexpected geological, hydrological or underground condition or an additional water inflow, further delays our progress

•	ground movements or cave ins

•	we cannot obtain or maintain the necessary regulatory permits or approvals

•

natural phenomena, labour disputes, equipment failure, delay in obtaining the required contractors, equipment, operating parts and supplies or other reasons cause a material delay or disruption in our plans

•	processing plants are not available or do not function as designed and sufficient tailings facility capacity is not available

•	our mineral reserves estimate is not reliable

•

our development, mining or production plans for Cigar Lake are delayed or do not succeed for any reason, including technical difficulties with the jet boring mining method or our inability to acquire any of the required jet boring equipment

Managing our risks

Cigar Lake is a challenging deposit to develop and mine. These challenges include control of groundwater, weak rock formations, radiation protection, water inflow, mining method uncertainty, regulatory approvals, tailings capacity, surface and underground fires and other mining-related challenges. To reduce this risk, we are applying our operational experience and the lessons we have learned about water inflows at McArthur River and Cigar Lake.

Water inflow risk

A significant risk to development and production is from water inflows. The 2006 and 2008 water inflows were significant setbacks.

The consequences of another water inflow at Cigar Lake would depend on its magnitude, location and timing, but could include a significant delay in Cigar Lake’s development or production, a material increase in costs or a loss of mineral reserves.

We take the following steps to reduce the risk of inflows, but there is no guarantee that these will be successful:

•	Bulk freezing: Two of the primary challenges in mining the deposit are control of groundwater and ground support. Bulk freezing reduces but does not eliminate the risk of water inflows.

•

Mine development: We plan for our mine development to take place away from known groundwater sources whenever possible. In addition, we assess all planned mine development for relative risk, and apply extensive additional technical and operating controls for all higher risk development.

•	Pumping capacity and treatment limits: We have pumping capacity to meet our standard for this project of at least one and a half times the estimated maximum inflow.

We believe we have sufficient pumping, water treatment and surface storage capacity to handle the estimated maximum inflow.

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Jet boring mining method and units

We have successfully demonstrated the jet boring mining method in trials. This method, however, has not been proven at full production. We have developed and adapted this method specifically for this deposit. As we ramp up production, there may be some technical challenges, which could affect our production plans. There is a risk the rampup to full production may take longer than planned and that the full production rate may not be achieved on a sustained and consistent basis. A comprehensive testing, pre-commissioning, commissioning and startup plan has been implemented to assure successful startup and on-going operations. We are confident we will be able to solve challenges that may arise, but failure to do so would have a significant impact on our business.

Our mining plan requires four jet boring system units. We currently have one unit and in 2011 agreed to purchase an additional three units. There is a risk that rampup to full production at Cigar Lake may take longer than planned if the manufacture or delivery of these three units does not take place as scheduled. As part of our startup plan noted above, we are working with our supplier to assure timely delivery of these units.

We also manage the risks listed on pages 62 to 64.

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Uranium – projects under evaluation

Kintyre

Kintyre, which we acquired with a partner in 2008, diversifies our geographic reach and deposit types. We are the operator.

Location	Western Australia

Ownership	70%

End product	uranium concentrates

Mine type	open pit

Estimated resources (our share)	38.7 million pounds (indicated) average grade U3O8: 0.58% 6.7 million pounds (inferred) average grade U3O8 : 0.46%

Background

In August 2008, we paid $346 million (US) to acquire a 70% interest in Kintyre.

2011 update

This year we:

•	generated a National Instrument 43-101 mineral resource estimate

•	completed an MOU for a mine development agreement with the Martu

•	significantly advanced a prefeasibility study and an environmental review and management program, the level of environmental assessment required for the Kintyre project

We had planned to complete the prefeasibility study and submit a draft environmental review and management program. To support the prefeasibility study, we expanded the scope of our drilling program and have delayed these activities to 2012.

Planning for the future

Our plan for 2012 is to keep moving the project towards a production decision. We expect to:

•	carry out further exploration drilling to test for other potential satellite deposits

•	complete the prefeasibility study and decide whether to proceed to the feasibility stage

•	submit a draft environmental review and management program

•	complete the mine development agreement with the Martu

Managing the risks

To successfully develop this project, we need a positive feasibility study, regulatory approval and an agreement with the Martu. We also manage the risks listed on pages 62 to 64.

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Uranium – projects under evaluation

Millennium

Millennium is a uranium deposit in northern Saskatchewan that we expect will use our excess milling capacity. We are the operator.

Location	Saskatchewan, Canada

Ownership	42%

End product	uranium concentrates

Mine type	underground

Estimated resources (our share)	21.4 million pounds (indicated) average grade U3O8: 4.55% 7.0 million pounds (inferred) average grade U3O8: 2.54%

Background

The Millennium deposit was discovered in 2000. The deposit was delineated through geophysical survey and drilling work between 2000 and 2007.

2011 update

This year we:

•	continued work on the environmental assessment

•	completed a summer drill program, which increased our inferred mineral resource estimate

•	carried out additional studies and design work to advance the project

Planning for the future

Our plan for 2012 is to keep moving the project towards a production decision. We expect to:

•	complete the environmental assessment and submit the draft environmental impact study to the regulators in early 2012

•	begin engineering for the project

•	carry out a drill program to test the upper portion of the orebody

Managing our risks

The English River First Nation (ERFN) has selected surface lands covering the Millennium deposit in a claim for Treaty Land Entitlement (TLE). The Saskatchewan government has rejected the selection, but the ERFN has challenged the government’s decision in the courts and this litigation continues. The TLE process does not affect our mineral rights, but it could have an impact on the surface rights and benefits we ultimately negotiate as part of the development of this deposit.

Environment Canada has proposed a recovery strategy for woodland caribou in northern Saskatchewan. This strategy has the potential to restrict further economic and social development in northern Saskatchewan and could have an impact on our ability to develop this deposit.

We also manage the risks listed on pages 62 to 64.

90    CAMECO CORPORATION

Uranium – exploration

Exploration is key to ensuring our long-term growth, and since 2007 we have more than doubled our annual investment.

2011 update

Brownfield exploration

Brownfield exploration is uranium exploration near our existing operations, and includes expenses for advanced exploration projects where uranium mineralization is being defined.

This year we spent $10 million on five brownfield exploration projects, and $38 million for resource definition at Kintyre and at Cigar Lake.

Regional exploration

We spent about $48 million on regional exploration programs (including support costs). Saskatchewan was the largest region, followed by Australia, northern Canada, Asia and South America.

Plans for 2012

We plan to spend approximately $115 million on uranium exploration in 2012 as part of our long-term strategy.

Brownfield exploration

We plan to spend approximately $15 million on five brownfield exploration projects in the Athabasca Basin and Australia. Our expenditures on projects under evaluation are expected to total $35 million, with the largest amounts spent on Kintyre and Inkai block 3.

Regional exploration

We plan to spend about $65 million on 49 projects worldwide, the majority of which are at drill target stage. Among the larger expenditures planned are $9 million on two adjacent projects in Nunavut, $9 million to test targets near our US operations and on our satellite properties, $4 million on the Read Lake project, $5 million on targets in South Australia, and $5 million to follow up encouraging results on the Wellington Range project in Australia.

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Fuel services – refining

Blind River refinery

Blind River is the world’s largest commercial uranium refinery, refining uranium concentrates from mines around the world into UO3.

Location	Ontario, Canada

Ownership	100%

End product	UO3

ISO certification	ISO 14001 certified

Licensed capacity	approved: 18 million kgU as UO3 per year application: 24 million kgU as UO3 per year

Estimated decommissioning cost	$38.6 million (pending regulatory approval)

2011 update

Production

Our Blind River refinery produced 13.5 million kgU of UO3 this year. This ensured that SFL maintained its contractual inventories and Port Hope met its production requirements.

Managing our risks

We manage the risks listed on pages 62 to 64.

92    CAMECO CORPORATION

Fuel services – conversion and fuel manufacturing

We control about 25% of world UF6 conversion capacity.

Port Hope conversion services

Port Hope is the only uranium conversion facility in Canada and the only commercial supplier of UO2 for Canadian-made Candu reactors.

Location	Ontario, Canada

Ownership	100%

End product	UF6, UO2

ISO certification	ISO 14001 certified

Licensed capacity	12.5 million kgU as UF6 per year 2.8 million kgU as UO2 per year

Estimated decommissioning cost	$101.7 million (pending regulatory approval)

Cameco Fuel Manufacturing Inc. (CFM)

CFM produces fuel bundles and reactor components for Candu reactors.

Location	Ontario, Canada

Ownership	100%

End product	Candu fuel bundles and components

ISO certification	ISO 9001 certified, ISO 14001 certified

Licensed capacity	1.2 million kgU as UO2 as finished bundles

Estimated decommissioning cost	$19.5 million (pending regulatory approval)

Springfields Fuels Ltd. (SFL)

SFL is the newest conversion facility in the world. We contract almost all of its capacity through a toll-processing agreement to 2016.

Location	Lancashire, UK

Toll-processing agreement	annual conversion of 5 million kgU as UO3 to UF6

Licensed capacity	6.0 million kgU as UF6 per year

2011 ANNUAL FINANCIAL REVIEW    93

2011 update

Production

Fuel services produced 14.7 million kgU in 2011, slightly lower than our plan at the beginning of the year and 5% lower than 2010. In the third quarter, we reduced our production due to unfavourable market conditions for UF6 conversion.

Port Hope conversion facility cleanup and modernization (Vision 2010)

We submitted the draft environmental impact statement for review by the regulators in December 2010 and have continued work on the environmental assessment.

Community outreach

We continued to strengthen our community outreach program in Port Hope by:

•	holding a series of community forums

•	making presentations to municipal council

•	reaching out using community newsletters, newspaper advertising, public displays, open houses and a website dedicated to the Port Hope community

Public opinion research shows we have strong local support.

Springfields toll milling agreement

Based on the unfavourable market conditions for UF6 conversion, we have discontinued discussions to extend our toll conversion contract with SFL beyond 2016. We remain fully committed to the current contract. If market conditions improve over the next few years, we would consider resuming our discussions to extend the contract.

Planning for the future

Production

We have lowered our production target for 2012 to between 13 million and 14 million kgU due to the unfavourable market conditions for UF6 conversion.

Port Hope conversion facility cleanup and modernization (Vision 2010)

In 2012, we expect to continue with the environmental assessment process for this project.

Managing our risks

We manage the risks listed on pages 62 to 64.

94    CAMECO CORPORATION

Electricity

Bruce Power Limited Partnership (BPLP)

BPLP leases and operates four Candu nuclear reactors that have the capacity to provide about 18% of Ontario’s electricity.

Location	Ontario, Canada

Ownership	31.6%

ISO certification	ISO 14001 certified

Expected reactor life	2018 to 2021

Term of lease	2018 – right to extend for up to 25 years

Generation capacity	3,260 MW

Background

We are the fuel procurement manager for BPLP’s four nuclear reactors and for Bruce A Limited Partnership’s (BALP) two operating reactors.

We provide 100% of BPLP’s uranium concentrates and have agreed to supply BALP with the majority of its future uranium concentrates. We also provide 100% of BPLP and BALP’s fuel manufacturing and UO2 requirements.

2011 update

Output

BPLP’s capacity factor was 87%.

Collective agreements

The collective agreements with the Power Workers’ Union and the Society of Energy Professionals expired in December 2010. BPLP reached an agreement with the Power Workers’ Union this year for a new contract that extends to 2013, and with the Society of Energy Professionals for a new contract that extends until 2014.

Planning for the future

Output

We expect the capacity factor to be 95% in 2012 and actual output to be about 9% higher than 2011.

Managing our risks

BPLP manages the unique risks associated with operating Candu reactors. The amount of electricity generated, and the cost of that generation, could vary materially from forecast if planned outages are significantly longer than planned, or there are many unplanned outages, either for maintenance, regulatory requirements, equipment malfunction or due to other causes.

BPLP also manages the risks listed on pages 62 to 64.

2011 ANNUAL FINANCIAL REVIEW    95

Mineral reserves and resources

Our mineral reserves and resources are the foundation of our company and fundamental to our success.

We have interests in a number of uranium properties. The tables in this section show our estimates of the proven and probable reserves, measured and indicated resources and inferred resources at those properties. However, only three of the properties listed in those tables are material uranium properties for us: McArthur River and Inkai, which are being mined, and Cigar Lake, which is being developed.

We estimate and disclose mineral reserves and resources in five categories, using the definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum, and in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (NI 43-101), developed by the Canadian Securities Administrators. You can find out more about these categories at www.cim.org.

About mineral resources

Mineral resources do not have demonstrated economic viability, but have reasonable prospects for economic extraction. They fall into three categories: measured, indicated and inferred. Our reported mineral resources are exclusive of mineral reserves.

•

Measured and indicated mineral resources can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support evaluation of the economic viability of the deposit.

•	measured resources: we can confirm geological and grade continuity to support production planning.

•	indicated resources: we can reasonably assume geological and grade continuity to support mine planning.

•

inferred mineral resources are estimated using limited information. We do not have enough confidence to evaluate their economic viability in a meaningful way. You should not assume that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration.

About mineral reserves

Mineral reserves are the economically mineable part of measured and indicated mineral resources demonstrated by at least a preliminary feasibility study. They fall into two categories:

•	proven reserves: the economically mineable part of a measured resource for which a preliminary feasibility study demonstrates that economic extraction is justified

•	probable reserves: the economically mineable part of a measured and/or indicated resource for which a preliminary feasibility study demonstrates that economic extraction is justified

We use current geological models, an average uranium price of $58.00 (US) per pound U3O8 unless otherwise noted, and current or projected operating costs and mine plans to estimate our mineral reserves, allowing for dilution and mining losses. We apply our standard data verification process for every estimate.

We report mineral reserves as the quantity of contained ore supporting our mining plans, and include an estimate of the metallurgical recovery for each uranium property. Metallurgical recovery is an estimate of the amount of valuable product that can be physically recovered by the metallurgical extraction process, and is calculated by multiplying the quantity of contained metal (content) by the estimated metallurgical recovery percentage. Our share of uranium in the mineral reserves table on page 99 is before accounting for estimated metallurgical recovery.

Changes this year

Our share of proven and probable mineral reserves went from 476 million pounds U3O8 at the end of 2010 to 435 million pounds at the end of 2011. The change was mostly the result of:

•	mining and milling activities, which used 23.4 million pounds

•	conversion of probable mineral reserves to proven from additional drilling results and/or refinements to the mining and freezing plans at McArthur River and Cigar Lake

96    CAMECO CORPORATION

•

conversion of mineral reserves to mineral resources for portions of Gas Hills-Peach and North Butte-Brown Ranch where it was recognized that the project risks and economic assessments could be improved by modelling individual roll-fronts instead of combining them as one mineralized unit

•	at Inkai, a requirement to produce equal amounts from blocks 1 and 2 resulted in an update of the life-of-mine production schedule and conversion of pounds from reserves to resources

Measured and indicated mineral resources increased from 142 million pounds U3O8 at the end of 2010 to 254 million pounds at the end of 2011. The change was mostly the result of:

•	first time reporting of mineral resources at Kintyre

•	conversion of inferred mineral resources to indicated resources at McArthur River

•	conversion of mineral reserves to mineral resources at Gas Hills-Peach and Inkai

At the end of 2011, our share of inferred mineral resources was 318 million pounds U3O8 — a net decrease of 39 million pounds, which were mostly upgraded to the indicated resource category at McArthur River zone B and Cigar Lake.

Qualified persons

The technical and scientific information discussed in this MD&A, including mineral reserve and resource estimates, for our material properties (McArthur River/Key Lake, Inkai and Cigar Lake) were approved by the following individuals who are qualified persons for the purposes of NI 43-101:

McArthur River/Key Lake	Cigar Lake
• Alain G. Mainville, director, mineral resources management, Cameco	• Alain G. Mainville, director, mineral resources management, Cameco
• David Bronkhorst, vice-president, Saskatchewan mining south, Cameco	• Eric Paulsen, interim chief metallurgist, technology & innovation, Cameco
• Greg Murdock, technical superintendent, McArthur River, Cameco	• Grant Goddard, vice-president, Saskatchewan mining north, Cameco
• Les Yesnik, general manager, Key Lake, Cameco	• Scott Bishop, principal mine engineer, technology & innovation, Cameco

Inkai
• Alain G. Mainville, director, mineral resources management, Cameco
• Dave Neuburger, vice-president, international mining, Cameco
• Lawrence Reimann, manager, technical services, Cameco Resources

Important information about mineral reserve and resource estimates

Although we have carefully prepared and verified the mineral reserve and resource figures in this document, the figures are estimates, based in part on forward-looking information.

Estimates are based on our knowledge, mining experience, analysis of drilling results, the quality of available data and management’s best judgment. They are, however, imprecise by nature, may change over time, and include many variables and assumptions, including:

•	geological interpretation

•	extraction plans

•	commodity prices and currency exchange rates

•	recovery rates

•	operating and capital costs

There is no assurance that the indicated levels of uranium will be produced, and we may have to re-estimate our mineral reserves based on actual production experience. Changes in the price of uranium, production costs or recovery rates could make it unprofitable for us to operate or develop a particular site or sites for a period of time. See page 1 for information about forward-looking information.

2011 ANNUAL FINANCIAL REVIEW    97

Please see our mineral reserves and resources section of our annual information form for the specific assumptions, parameters and methods used for McArthur River, Inkai and Cigar Lake mineral reserve and resource estimates.

Important information for US investors

While the terms measured, indicated and inferred mineral resources are recognized and required by Canadian securities regulatory authorities, the US Securities and Exchange Commission (SEC) does not recognize them. Under US standards, mineralization may not be classified as a ‘reserve’ unless it has been determined at the time of reporting that the mineralization could be economically and legally produced or extracted. US investors should not assume that:

•	any or all of a measured or indicated mineral resource will ever be converted into proven or probable mineral reserves

•

any or all of an inferred mineral resource exists or is economically or legally mineable, or will ever be upgraded to a higher category. Under Canadian securities regulations, estimates of inferred resources may not form the basis of feasibility or prefeasibility studies. Inferred resources have a great amount of uncertainty as to their existence and economic and legal feasibility.

The requirements of Canadian securities regulators for identification of ‘reserves’ are also not the same as those of the SEC, and mineral reserves reported by us in accordance with Canadian requirements may not qualify as reserves under SEC standards.

Other information concerning descriptions of mineralization, mineral reserves and resources may not be comparable to information made public by companies that comply with the SEC’s reporting and disclosure requirements for US domestic mining companies, including Industry Guide 7.

98    CAMECO CORPORATION

Mineral reserves

As at December 31, 2011 (100% basis – only the second last column shows Cameco’s share)

Proven and probable (tonnes in thousands; pounds in millions)

		Proven			Probable			Total mineral reserves
Property	Mining method	Tonnes	Grade % U3O8	Content (lbs U3O8)	Tonnes	Grade % U3O8	Content (lbs U3O8)	Tonnes	Grade % U3O8	Content (lbs U3O8)	Cameco’s share of content (lbs U3O8)	Estimated metallurgical recovery (%)
McArthur River	underground	457.5	22.07	222.6	412.7	11.14	101.4	870.2	16.89	324.0	226.2	98.7
Cigar Lake	underground	233.6	22.31	114.9	303.5	15.22	101.8	537.1	18.30	216.7	108.4	98.5
Rabbit Lake	underground	91.0	0.52	1.0	1,399.9	0.75	23.0	1,490.9	0.73	24.0	24.0	96.7
Key Lake	open pit	61.9	0.52	0.7				61.9	0.52	0.7	0.6	98.7
Inkai	ISR	3,772.4	0.08	6.9	63,692.4	0.07	92.6	67,464.8	0.07	99.5	59.7	85.0
Gas Hills-Peach	ISR				999.2	0.11	2.4	999.2	0.11	2.4	2.4	72.0
North Butte-Brown Ranch	ISR				1,839.3	0.09	3.7	1,839.3	0.09	3.7	3.7	80.0
Smith Ranch-Highland	ISR	1,124.7	0.11	2.7	2,263.4	0.08	3.9	3,388.1	0.09	6.6	6.6	80.0
Crow Butte	ISR	1,282.6	0.13	3.7				1,282.6	0.13	3.7	3.7	85.0
Total		7,023.7	—	352.5	70,910.4	—	328.8	77,934.1	—	681.3	435.3

Notes

ISR – in situ recovery

Estimates in the table above:

•	use an average uranium price of $58.00 (US)/lb U3O8 except for Cigar Lake, which uses an average uranium price of $61.00 (US)/lb U3O8

•	are based on an average exchange rate of $1.00 US=$1.02 Cdn, except Cigar Lake, which is based on an average exchange rate of $1.00 US=$1.10 Cdn

Totals may not add up due to rounding.

Except for the possible Inkai permitting issue referred to below, we do not expect these mineral reserve estimates to be materially affected by metallurgical, environmental, permitting, legal, taxation, socio-economic, political, marketing or other relevant issues.

Metallurgical recovery

We report mineral reserves as the quantity of contained ore supporting our mining plans, and include an estimate of the metallurgical recovery for each uranium property. Metallurgical recovery is an estimate of the amount of valuable product that can be physically recovered by the metallurgical extraction process, and is calculated by multiplying the quantity of contained metal (content) by the estimated metallurgical recovery percentage. Our share of uranium in the mineral reserves table above is before accounting for estimated metallurgical recovery.

Estimates for Inkai

Our 2012 and future annual production targets and mineral estimate for Inkai assume, and we expect:

•	Inkai will obtain the necessary government permits and approvals to produce at an annual rate of 5.2 million pounds (100% basis), including an amendment to the resource use contract

•	we reach a binding agreement with Kazatomprom to finalize the terms of the MOA

•	Inkai will ramp up production to an annual rate of 5.2 million pounds (100% basis)

There is no certainty Inkai will receive these permits or approvals or we will reach a binding agreement with Kazatomprom or that Inkai will be able to ramp up production. If Inkai does not, or if the permits and approvals are delayed, Inkai may be unable to achieve its 2012 and future annual production targets and we may have to recategorize some of Inkai’s reserves as resources.

2011 ANNUAL FINANCIAL REVIEW    99

Mineral resources

As at December 31, 2011 (100% – only the last column shows Cameco’s share)

Measured and indicated (tonnes in thousands; pounds in millions)

		Measured			Indicated			Total measured and indicated
Property	Mining method	Tonnes	Grade % U3O8	Content (lbs U3O8)	Tonnes	Grade % U3O8	Content (lbs U3O8)	Tonnes	Grade % U3O8	Content (lbs U3O8)	Cameco’s share (lbs U3O8)
McArthur River	underground	73.7	5.58	9.1	114.4	25.40	64.0	188.1	17.63	73.1	51.0
Cigar Lake	underground	18.9	1.68	0.7	25.5	2.71	1.5	44.4	2.25	2.2	1.1
Kintyre	open pit				4,315.4	0.58	55.2	4,315.4	0.58	55.2	38.7
Rabbit Lake	underground				362.4	0.53	4.3	362.4	0.53	4.3	4.3
Dawn Lake	open pit, underground				347.0	1.69	12.9	347.0	1.69	12.9	7.4
Millennium	underground				507.8	4.55	50.9	507.8	4.55	50.9	21.4
Phoenix	underground				89.9	17.98	35.6	89.9	17.98	35.6	10.7
Tamarack	underground				183.8	4.42	17.9	183.8	4.42	17.9	10.3
Inkai	ISR				28,613.1	0.08	48.0	28,613.1	0.08	48.0	28.8
Gas Hills-Peach	ISR	1,964.2	0.08	3.4	7,821.9	0.11	18.8	9,786.1	0.10	22.2	22.2
North Butte-Brown Ranch	ISR				7,248.9	0.08	12.3	7,248.9	0.08	12.3	12.3
Smith Ranch-Highland	ISR	2,158.3	0.11	5.1	14,778.0	0.06	18.6	16,936.3	0.06	23.7	23.7
Crow Butte	ISR				2,592.2	0.21	11.9	2,592.2	0.21	11.9	11.9
Ruby Ranch	ISR				2,215.3	0.08	4.1	2,215.3	0.08	4.1	4.1
Ruth	ISR				1,080.5	0.09	2.1	1,080.5	0.09	2.1	2.1
Shirley Basin	ISR	89.2	0.16	0.3	1,638.2	0.11	4.1	1,727.4	0.12	4.4	4.4
Total		4,304.3	—	18.6	71,934.3	—	362.2	76,238.6	—	380.8	254.4

Inferred (tonnes in thousands; pounds in millions)

Property	Mining method	Tonnes	Grade % U3O8	Content (lbs U3O8)	Cameco’s share (lbs U3O8)
McArthur River	underground	405.2	9.67	86.4	60.3
Cigar Lake	underground	448.0	12.59	124.4	62.2
Kintyre	open pit	950.2	0.46	9.6	6.7
Rabbit Lake	underground	331.9	1.42	10.4	10.4
Millennium	underground	297.8	2.54	16.7	7.0
Phoenix	underground	23.8	7.27	3.8	1.1
Tamarack	underground	45.6	1.02	1.0	0.6
Inkai	ISR	254,696.0	0.05	255.1	153.0
Gas Hills-Peach	ISR	861.5	0.07	1.3	1.3
North Butte-Brown Ranch	ISR	594.3	0.06	0.8	0.8
Smith Ranch-Highland	ISR	6,404.0	0.05	6.6	6.6
Crow Butte	ISR	2,282.2	0.12	6.0	6.0
Ruby Ranch	ISR	56.2	0.14	0.2	0.2
Ruth	ISR	210.9	0.08	0.4	0.4
Shirley Basin	ISR	508.0	0.10	1.1	1.1
Total		268,115.6	—	523.8	317.7

Notes

ISR – in situ recovery

Mineral resources do not include amounts that have been identified as mineral reserves.

Mineral resources do not have demonstrated economic viability. Totals may not add up due to rounding.

100    CAMECO CORPORATION

Additional information

Related party transactions

We buy significant amounts of goods and services for our Saskatchewan mining operations from northern Saskatchewan suppliers to support economic development in the region. One of these suppliers is Points Athabasca Contracting Ltd. (PACL). In 2011, we paid PACL $63 million for construction and contracting services (2010 – $38 million). These transactions were carried out in the normal course of business. A member of Cameco’s board of directors is the president of PACL.

Critical accounting estimates

Because of the nature of our business, we are required to make estimates that affect the amount of assets and liabilities, revenues and expenses, commitments and contingencies we report.

We base our estimates on our experience, our best judgment, guidelines established by the Canadian Institute of Mining, Metallurgy and Petroleum and on assumptions we believe are reasonable. We believe the following critical accounting estimates reflect the more significant judgments used in the preparation of our financial statements.

Decommissioning and reclamation

We are required to estimate the cost of decommissioning and reclamation for each operation, but we normally do not incur these costs until an asset is nearing the end of its useful life. Regulatory requirements and decommissioning methods could change during that time, making our actual costs different from our estimates. A significant change in these costs or in our mineral reserves could have a material impact on our net earnings and financial position.

Property, plant and equipment

We depreciate property, plant and equipment primarily using the unit of production method, where the carrying value is reduced as resources are depleted. A change in our mineral reserves would change our depreciation expenses, and such a change could have a material impact on amounts charged to earnings.

We assess the carrying values of property, plant and equipment and goodwill every year, or more often if necessary. If we determine that we cannot recover the carrying value of an asset or goodwill, we write off the unrecoverable amount against current earnings. We base our assessment of recoverability on assumptions and judgments we make about future prices, production costs, our requirements for sustaining capital and our ability to economically recover mineral reserves. A material change in any of these assumptions could have a significant impact on the potential impairment of these assets.

Taxes

When we are preparing our financial statements, we estimate taxes in each jurisdiction we operate in, taking into consideration different tax rates, non-deductible expenses, valuation of deferred tax assets, changes in tax laws and our expectations for future results.

We base our estimates of deferred income taxes on temporary differences between the assets and liabilities we report in our financial statements, and the assets and liabilities determined by the tax laws in the various countries we operate in. We record deferred income taxes in our financial statements based on our estimated future cash flows, which includes estimates of non-deductible expenses. If these estimates are not accurate, there could be a material impact on our net earnings and financial position.

2011 ANNUAL FINANCIAL REVIEW    101

Controls and procedures

We have evaluated the effectiveness of our disclosure controls and procedures and internal control over financial reporting as of December 31, 2011, as required by the rules of the US Securities and Exchange Commission and the Canadian Securities Administrators.

Management, including our CEO and our CFO, supervised and participated in the evaluation, and concluded that our disclosure controls and procedures are effective to provide a reasonable level of assurance that the information we are required to disclose in reports we file or submit under securities laws is recorded, processed, summarized and reported accurately, and within the time periods specified. It should be noted that, while the CEO and CFO believe that our disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect the disclosure controls and procedures or internal control over financial reporting to be capable of preventing all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Management, including our CEO and our CFO, is responsible for establishing and maintaining internal control over financial reporting and conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2011. We have not made any change to our internal control over financial reporting during the 2011 fiscal year that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

New accounting pronouncements

Financial instruments

In October 2010, the International Accounting Standards Board (“IASB”) issued IFRS 9, Financial Instruments (“IFRS 9”). This standard is effective for periods beginning on or after January 1, 2015 and is part of a wider project to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset or liability. The guidance in IAS 39 on impairment of financial assets and hedge accounting continues to apply. We are assessing the impact of this new standard on our financial statements.

Consolidated financial statements

In May 2011, the IASB issued IFRS 10, Consolidated Financial Statements (“IFRS 10”). This standard is effective for periods beginning on or after January 1, 2013 and establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 defines the principle of control and establishes control as the basis for determining which entities are consolidated in the consolidated financial statements. We are assessing the impact of this new standard on our financial statements.

Joint arrangements

In May 2011, the IASB issued IFRS 11, Joint Arrangements (“IFRS 11”). This standard is effective for periods beginning on or after January 1, 2013 and establishes principles for financial reporting by parties to a joint arrangement. IFRS 11 requires a party to assess the rights and obligations arising from an arrangement in determining whether an arrangement is either a joint venture or a joint operation. Joint ventures are to be accounted for using the equity method while joint operations will continue to be accounted for using proportionate consolidation. We are assessing the impact of this new standard on our financial statements.

102    CAMECO CORPORATION

Disclosure of interests in other entities

In May 2011, the IASB issued IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”). This standard is effective for periods beginning on or after January 1, 2013 and applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 integrates and makes consistent the disclosure requirements for a reporting entity’s interest in other entities and presents those requirements in a single standard. We are assessing the impact of this new standard on our financial statements.

Fair value measurement

In May 2011, the IASB issued IFRS 13, Fair Value Measurement (“IFRS 13”). This standard is effective for periods beginning on or after January 1, 2013 and provides additional guidance where IFRS requires fair value to be used. IFRS 13 defines fair value, sets out in a single standard a framework for measuring fair value and establishes the required disclosures about fair value measurements. We are assessing the impact of this new standard on our financial statements.

Employee benefits

In June 2011, the IASB issued an amended version of IAS 19, Employee Benefits (“IAS 19”). This amendment is effective for periods beginning on or after January 1, 2013 and eliminates the ‘corridor method’ of accounting for defined benefit plans. Revised IAS 19 also streamlines the presentation of changes in assets and liabilities arising from defined benefit plans, and enhances the disclosure requirements for defined benefit plans. We are assessing the impact of this revised standard on our financial statements.

Presentation of other comprehensive income (OCI)

In June 2011, the IASB issued an amended version of IAS 1, Presentation of Financial Statements (“IAS 1”). This amendment is effective for periods beginning on or after January 1, 2012 and requires companies preparing financial statements in accordance with IFRS to group together items within OCI that may be reclassified to the profit or loss section of the statement of earnings. Revised IAS 1 also reaffirms existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements. We are assessing the impact of this revised standard on our financial statements.

2011 ANNUAL FINANCIAL REVIEW    103

REPORT OF MANAGEMENT’S ACCOUNTABILITY

The accompanying consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management is responsible for ensuring that these statements, which include amounts based upon estimates and judgment, are consistent with other information and operating data contained in the annual financial review and reflect the corporation’s business transactions and financial position.

Management is also responsible for the information disclosed in the management’s discussion and analysis including responsibility for the existence of appropriate information systems, procedures and controls to ensure that the information used internally by management and disclosed externally is complete and reliable in all material respects.

In addition, management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. The internal control system includes an internal audit function and a code of conduct and ethics, which is communicated to all levels in the organization and requires all employees to maintain high standards in their conduct of the corporation’s affairs. Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the company’s assets are appropriately accounted for and adequately safeguarded. Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the company’s system of internal control over financial reporting was effective as at December 31, 2011.

KPMG LLP has audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).

The board of directors annually appoints an audit committee comprised of directors who are not employees of the corporation. This committee meets regularly with management, the internal auditor and the shareholders’ auditors to review significant accounting, reporting and internal control matters. Both the internal and shareholders’ auditors have unrestricted access to the audit committee. The audit committee reviews the financial statements, the report of the shareholders’ auditors, and management’s discussion and analysis and submits its report to the board of directors for formal approval.

Original signed by Tim S. Gitzel	Original signed by Grant E. Isaac

Chief Executive Officer	Senior Vice-President and Chief Financial Officer

February 8, 2012	February 8, 2012

104    CAMECO CORPORATION

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Cameco Corporation

We have audited the accompanying consolidated financial statements of Cameco Corporation, which comprise the consolidated statements of financial position as at December 31, 2011, December 31, 2010 and January 1, 2010, the consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the years ended December 31, 2011 and December 31, 2010, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Cameco Corporation as at December 31, 2011, December 31, 2010 and January 1, 2010, and its consolidated results from operations and its consolidated cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Original signed by KPMG LLP

Chartered Accountants

Saskatoon, Canada

February 8, 2012

2011 ANNUAL FINANCIAL REVIEW    105

Consolidated Statements of Earnings

For the years ended December 31 ($Cdn thousands, except per share amounts)	Note	2011	2010
Revenue from products and services		$2,384,404	$2,123,655

Cost of products and services sold		1,333,449	1,113,963
Depreciation and amortization		274,835	238,308

Cost of sales		1,608,284	1,352,271

Gross profit		776,120	771,384

Administration		157,476	154,698
Exploration		95,924	95,796
Research and development		4,514	4,794
Cigar Lake remediation		4,363	16,633
Loss on disposal of assets		7,602	107

Earnings from operations		506,241	499,356
Finance costs	22	(73,668)	(86,179)
Gains (losses) on derivatives	29	(4,417)	75,183
Finance income		24,547	20,894
Share of loss from equity-accounted investees	13	(7,233)	(4,176)
Other income	23	4,920	4,388

Earnings before income taxes		450,390	509,466
Income tax expense	24	11,755	3,427

Net earnings		$438,635	$506,039

Net earnings (loss) attributable to:
Equity holders		$450,404	$516,391
Non-controlling interest		(11,769)	(10,352)

Net earnings		$438,635	$506,039

Earnings per common share attributable to equity holders
Basic	25	$1.14	$1.31

Diluted	25	$1.14	$1.31

See accompanying notes to consolidated financial statements.

106    CAMECO CORPORATION

Consolidated Statements of Comprehensive Income

For the years ended December 31 ($Cdn thousands, except per share amounts)	Note	2011	2010
Net earnings		$438,635	$506,039

Other comprehensive income (loss), net of taxes	24
Exchange differences on translation of foreign operations		38,635	6,435
Gains on derivatives designated as cash flow hedges		7,954	12,035
Gains on derivatives designated as cash flow hedges transferred to net earnings		(18,700)	(71,186)
Unrealized gains on available-for-sale securities		272	2,125
Gains on available-for-sale securities transferred to net earnings		(1,917)	(2,557)
Defined benefit plan actuarial losses		(104,037)	(108,982)

Other comprehensive loss, net of taxes		(77,793)	(162,130)

Total comprehensive income		$360,842	$343,909

Other comprehensive income (loss) attributable to:
Equity holders		$(81,985)	$(176,168)
Non-controlling interest		4,192	14,038

Other comprehensive loss for the period		$(77,793)	$(162,130)

Total comprehensive income (loss) attributable to:
Equity holders		$368,419	$340,223
Non-controlling interest		(7,577)	3,686

Total comprehensive income for the period		$360,842	$343,909

See accompanying notes to consolidated financial statements.

2011 ANNUAL FINANCIAL REVIEW    107

Consolidated Statements of Financial Position

As at December 31 ($Cdn thousands)	Note	2011	2010	Jan 1/10
Assets
Current assets
Cash and cash equivalents		$399,279	$376,621	$1,101,229
Short-term investments	7	804,141	883,032	202,836
Accounts receivable	8	612,181	448,479	448,586
Current tax assets		31,388	42,190	—
Inventories	9	493,875	533,090	444,837
Supplies and prepaid expenses		182,037	190,079	169,005
Current portion of long-term receivables, investments and other	12	62,433	95,271	158,011

Total current assets		2,585,334	2,568,762	2,524,504

Property, plant and equipment	10	4,532,107	3,954,647	3,716,774
Intangible assets	11	98,954	94,270	97,713
Long-term receivables, investments and other	12	283,818	338,851	397,490
Investments in equity-accounted investees	13	220,226	220,430	222,564
Deferred tax assets	24	81,392	25,594	24,011

Total non-current assets		5,216,497	4,633,792	4,458,552

Total assets		$7,801,831	$7,202,554	$6,983,056

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities	14	$457,307	$389,959	$494,081
Current tax liabilities		39,330	35,042	31,143
Short-term debt	15	91,703	85,588	87,506
Dividends payable		39,475	27,605	23,570
Current portion of finance lease obligation	17	14,852	13,177	11,629
Current portion of other liabilities	18	50,495	28,228	29,297
Current portion of provisions	19	14,857	19,394	16,301

Total current liabilities		708,019	598,993	693,527

Long-term debt	16	801,271	794,483	793,842
Finance lease obligation	17	130,982	145,834	159,011
Other liabilities	18	528,264	402,949	298,391
Provisions	19	519,625	365,573	340,528
Deferred tax liabilities	24	8,165	26,270	107,657

Total non-current liabilities		1,988,307	1,735,109	1,699,429

Shareholders’ equity
Share capital		1,842,289	1,833,257	1,809,861
Contributed surplus		155,757	142,376	131,577
Retained earnings		2,874,973	2,690,184	2,392,940
Other components of equity		46,548	24,496	91,682

Total shareholders’ equity attributable to equity holders		4,919,567	4,690,313	4,426,060

Non-controlling interest		185,938	178,139	164,040

Total shareholders’ equity		5,105,505	4,868,452	4,590,100

Total liabilities and shareholders’ equity		$7,801,831	$7,202,554	$6,983,056

Commitments and contingencies [notes 19,24,31]

See accompanying notes to consolidated financial statements.

Approved by the board of directors

Original signed by Tim S. Gitzel and John H. Clappison

108    CAMECO CORPORATION

Consolidated Statements of Changes in Equity

($Cdn Thousands)

	Attributable to equity holders
	Share Capital	Contributed Surplus	Retained Earnings	Foreign Currency Translation	Cash Flow Hedges	Available-For- Sale Assets	Total	Non- Controlling Interest	Total Equity
Balance at January 1, 2011	$1,833,257	$142,376	$2,690,184	$(7,603)	$30,306	$1,793	$4,690,313	$178,139	$4,868,452
Net earnings	—	—	450,404	—	—	—	450,404	(11,769)	438,635
Total other comprehensive income	—	—	(104,037)	34,443	(10,746)	(1,645)	(81,985)	4,192	(77,793)

Total comprehensive income for the year	—	—	346,367	34,443	(10,746)	(1,645)	368,419	(7,577)	360,842

Stock-based compensation	—	19,492	—	—	—	—	19,492	—	19,492
Share options exercised	9,032	(6,111)	—	—	—	—	2,921	—	2,921
Dividends	—	—	(157,887)	—	—	—	(157,887)	—	(157,887)
Change in ownership interests in subsidiaries	—	—	(3,691)	—	—	—	(3,691)	3,883	192
Transactions with owners—contributed equity	—	—	—	—	—	—	—	11,493	11,493

Balance at December 31, 2011	$1,842,289	$155,757	$2,874,973	$26,840	$19,560	$148	$4,919,567	$185,938	$5,105,505

Balance at January 1, 2010	1,809,861	131,577	2,392,940	—	89,457	2,225	4,426,060	164,040	4,590,100
Net earnings	—	—	516,391	—	—	—	516,391	(10,352)	506,039
Total other comprehensive income	—	—	(108,982)	(7,603)	(59,151)	(432)	(176,168)	14,038	(162,130)

Total comprehensive income for the year	—	—	407,409	(7,603)	(59,151)	(432)	340,223	3,686	343,909

Stock-based compensation	—	16,086	—	—	—	—	16,086	—	16,086
Share options exercised	23,396	(5,287)	—	—	—	—	18,109	—	18,109
Dividends	—	—	(110,165)	—	—	—	(110,165)	—	(110,165)
Transactions with owners—contributed equity	—	—	—	—	—	—	—	10,413	10,413

Balance at December 31, 2010	$1,833,257	$142,376	$2,690,184	$(7,603)	$30,306	$1,793	$4,690,313	$178,139	$4,868,452

See accompanying notes to consolidated financial statements.

2011 ANNUAL FINANCIAL REVIEW    109

Consolidated Statements of Cash Flows

For the years ended December 31 ($Cdn thousands)	Note	2011	2010
Operating activities
Net earnings		$438,635	$506,039
Adjustments for:
Depreciation and amortization		274,835	238,308
Deferred charges		(7,869)	(33,369)
Unrealized losses on derivatives		60,558	25,561
Share-based compensation	27	19,492	16,086
Loss on disposal of assets		7,602	107
Finance costs	22	73,668	86,179
Finance income		(24,547)	(20,894)
Share of loss from equity-accounted investees	13	7,233	4,176
Other income	23	(4,920)	(4,388)
Income tax expense	24	11,755	3,427
Interest received		23,718	32,310
Income taxes paid		(60,744)	(74,827)
Income taxes refunded		30,128	11,601
Other operating items	26	(117,867)	(269,054)

Net cash provided by operations		731,677	521,262

Investing activities
Additions to property, plant and equipment	10	(647,210)	(430,582)
Decrease (increase) in short-term investments		79,228	(680,346)
Decrease in long-term receivables, investments and other		39,890	9,453
Proceeds from sale of property, plant and equipment		62	1,437

Net cash used in investing		(528,030)	(1,100,038)

Financing activities
Increase in debt		12,105	1,896
Decrease in debt		(14,713)	(11,629)
Interest paid		(60,533)	(53,859)
Contributions from non-controlling interest		13,212	9,811
Proceeds from issuance of shares, stock option plan		7,339	18,109
Dividends paid		(146,017)	(106,132)

Net cash used in financing		(188,607)	(141,804)

Increase (decrease) in cash during the period		15,040	(720,580)
Exchange rate changes on foreign currency cash balances		7,618	(4,028)
Cash and cash equivalents at beginning of period		376,621	1,101,229

Cash and cash equivalents at end of period		$399,279	$376,621

Cash and cash equivalents is comprised of:
Cash		$49,548	$100,752
Cash equivalents		349,731	275,869

		$399,279	$376,621

See accompanying notes to consolidated financial statements.

110    CAMECO CORPORATION

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

($Cdn thousands except per share amounts and as noted)

1.	Cameco Corporation

Cameco Corporation is incorporated under the Canada Business Corporations Act. The address of its registered office is 2121 11th Street West, Saskatoon, Saskatchewan, S7M 1J3. The consolidated financial statements as at and for the year ended December 31, 2011 comprise Cameco Corporation and its subsidiaries (collectively, the “Company” or “Cameco”) and the Company’s interest in associates and joint ventures. The Company is primarily engaged in the exploration for and the development, mining, refining, conversion and fabrication of uranium for sale as fuel for generating electricity in nuclear power reactors in Canada and other countries. Cameco has a 31.6% interest in Bruce Power L.P. (BPLP), which operates the four Bruce B nuclear reactors in Ontario.

2.	Significant Accounting Policies

(a)	Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These are the Company’s first consolidated financial statements prepared under IFRS and IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”), has been applied.

The Company’s consolidated financial statements for the year ended December 31, 2010 were previously prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). As these are the Company’s first consolidated financial statements in accordance with IFRS, the comparative figures for 2010 were revised and an explanation of how the transition from Canadian GAAP to IFRS has affected the financial statements of the Company is provided in note 3.

These consolidated financial statements were authorized for issuance by the Company’s Board of Directors on February 8, 2012.

(b)	Basis of Presentation

These consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest thousand except where otherwise noted.

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position: derivative financial instruments are measured at fair value, available-for-sale financial assets are measured at fair value, liabilities for cash-settled share-based payment arrangements are measured at fair value and the defined benefit asset is recognized as plan assets, plus unrecognized past service cost, less the present value of the defined benefit obligation.

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may vary from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 6.

This summary of significant accounting policies is a description of the accounting methods and practices that have been used in the preparation of these consolidated financial statements and is presented to assist the reader in interpreting the statements contained herein. These accounting policies have been applied consistently to all entities within the consolidated group and to all periods presented in these consolidated financial statements.

2011 ANNUAL FINANCIAL REVIEW    111

(c)	Consolidation Principles

(i)	Business Combinations

Acquisitions on or after January 1, 2010

The acquisition method of accounting is used to account for the acquisition of subsidiaries by the Company. For acquisitions on or after January 1, 2010, the Company measures goodwill at the acquisition date as the fair value of the consideration transferred, including the recognized amount of any non-controlling interests in the acquiree, less the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date. When the excess is negative, a bargain purchase gain is recognized immediately in earnings. In a business combination achieved in stages, the acquisition date fair value of the Company’s previously held equity interest in the acquiree is also considered in computing goodwill.

Consideration transferred includes the fair values of the assets transferred, liabilities incurred and equity interests issued by the Company. Consideration also includes the fair value of any contingent consideration and share-based compensation awards that are replaced mandatorily in a business combination.

The Company elects on a transaction-by-transaction basis whether to measure any non-controlling interest at fair value, or at their proportionate share of the recognized amount of the identifiable net assets of the acquiree, at the acquisition date.

Acquisition-related costs are expensed as incurred, except for those costs related to the issue of debt or equity instruments. Transaction costs arising on the issue of equity instruments are recognized directly in equity. Transaction costs that are directly related to the probable issuance of a security that is classified as a financial liability is deducted from the amount of the financial liability when it is initially recognized, or recognized in earnings when the issuance is no longer probable.

Acquisitions before January 1, 2010

As part of its transition to IFRS, the Company elected, under IFRS 1, to restate only those business combinations that occurred on or after January 1, 2010.

(ii)	Subsidiaries

The consolidated financial statements include the accounts of Cameco and its subsidiaries. Subsidiaries are entities over which the Company has control. Subsidiaries are fully consolidated from the date on which control is transferred to the Company and are de-consolidated from the date that control ceases.

(iii)	Investments in Associates

Associates are those entities over which the Company has significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when the Company holds between 20 and 50 percent of the voting power of another entity, but can also arise where the Company holds less than 20 percent if it has the power to be actively involved and influential in policy decisions affecting the entity.

Investments in associates are accounted for using the equity method. The equity method involves the recording of the initial investment at cost and the subsequent adjusting of the carrying value of the investment for Cameco’s proportionate share of the earnings or loss and any other changes in the associates’ net assets, such as dividends. The cost of the investment includes transaction costs.

Adjustments are made to align the accounting policies of the associate with those of the Company before applying the equity method. When the Company’s share of losses exceeds its interest in an equity-accounted investee, the carrying amount of that interest is reduced to zero, and the recognition of further losses is discontinued except to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. If the associate subsequently reports profits, Cameco resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

(iv)	Interests in Joint Ventures

A joint venture can take the form of a jointly controlled entity, jointly controlled operation or jointly controlled asset. All joint ventures involve a contractual arrangement that establishes joint control. Cameco’s joint ventures consist of jointly controlled entities and jointly controlled assets.

112    CAMECO CORPORATION

A jointly controlled entity is an entity in which Cameco shares joint control over the strategic financial and operating decisions with one or more venturers through the establishment of a corporation, partnership or other entity. A jointly controlled entity operates in the same way as other entities, controlling the assets of the joint venture, earning its own income and incurring its own liabilities and expenses. Interests in jointly controlled entities are accounted for using the proportionate consolidation method, whereby the Company’s proportionate interest in the assets, liabilities, revenues and expenses of jointly controlled entities are recognised within each applicable line item of the consolidated financial statements. The share of jointly controlled entities’ results is recognised in the Company’s consolidated financial statements from the date that joint control commences until the date at which it ceases.

A jointly controlled asset involves contractual arrangements with other participants to engage in joint activities that do not give rise to a jointly controlled entity. These arrangements involve joint control of one or more of the assets acquired or contributed for the purpose of the joint venture. Each venturer receives a share of the output from the assets and bears an agreed upon share of the expenses rather than deriving returns from an interest in a separate entity. The consolidated financial statements of the Company include its share of the assets in such joint ventures, together with its share of the liabilities, revenues and expenses arising jointly or otherwise from those operations. All such amounts are measured in accordance with the terms of each arrangement, which are usually in proportion to the Company’s interest in the jointly controlled assets.

(v)	Transactions Eliminated on Consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing consolidated financial statements. Unrealized gains arising from transactions with equity-accounted investees and joint ventures are eliminated against the investment to the extent of the Company’s interest in the associate or the joint venture. Unrealized losses are eliminated in the same manner as unrealized gains, but only to the extent that there is no evidence of impairment.

(d)	Foreign Currency Translation

Items included in the financial statements of each of Cameco’s subsidiaries, associates and jointly controlled entities are measured using their functional currency, which is the currency of the primary economic environment in which the entity operates. The consolidated financial statements are presented in Canadian dollars, which is Cameco’s functional and presentation currency.

(i)	Foreign Currency Transactions

Foreign currency transactions are translated into the respective functional currency of the Company and its entities using the exchange rates prevailing at the dates of the transactions. At the reporting date, monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the exchange rate at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. The applicable exchange gains and losses arising on these transactions are reflected in earnings with the exception of foreign exchange gains or losses on provisions for decommissioning and reclamation activities that are in a foreign currency, which are capitalized in property, plant and equipment.

(ii)	Foreign Operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to Canadian dollars at exchange rates at the reporting date. The income and expenses of foreign operations are translated to Canadian dollars at exchange rates at the dates of the transactions.

Foreign currency differences are recognized in other comprehensive income. When a foreign operation is disposed of, in whole or in part, the relevant amount in the foreign currency translation reserve is transferred to earnings as part of the gain or loss on disposal.

When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign exchange gains and losses arising from such a monetary item are considered to form part of the net investment in a foreign operation, are recognized in other comprehensive income and presented within equity in the foreign currency translation account.

2011 ANNUAL FINANCIAL REVIEW    113

(e)	Cash and Cash Equivalents

Cash and cash equivalents consists of balances with financial institutions and investments in money market instruments, which have a term to maturity of three months or less at the time of purchase.

(f)	Inventories

Inventories of broken ore, uranium concentrates, and refined and converted products are measured at the lower of cost and net realizable value.

Cost includes direct materials, direct labour, operational overhead expenses and depreciation. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

Consumable supplies and spares are valued at the lower of cost or replacement value.

(g)	Property, Plant and Equipment

(i)	Buildings, plant and equipment and other

Items of property, plant and equipment are measured at cost less accumulated depreciation and impairment charges. The cost of self-constructed assets includes the cost of materials and direct labour, borrowing costs and any other costs directly attributable to bringing the assets to the location and condition necessary for them to be capable of operating in the manner intended by management, including the initial estimate of the cost of dismantling and removing the items and restoring the site on which they are located.

When components of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment and depreciated separately.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized in earnings.

(ii)	Mineral properties and mine development costs

The decision to develop a mine property within a project area is based on an assessment of the commercial viability of the property, the availability of financing and the existence of markets for the product. Once the decision to proceed to development is made, development and other expenditures relating to the project area are deferred as part of assets under construction and disclosed as a component of property, plant and equipment with the intention that these will be depreciated by charges against earnings from future mining operations. No depreciation is charged against the property until commercial production commences. After a mine property has been brought into commercial production, costs of any additional work on that property are expensed as incurred, except for large development programs, which will be deferred and depreciated over the remaining life of the related assets.

(iii)	Depreciation

Depreciation is calculated over the depreciable amount, which is the cost of the asset less its residual value. Assets, which are unrelated to production, are depreciated according to the straight-line method based on estimated useful lives as follows:

Land	Not depreciated
Buildings	15 - 25 years
Plant and equipment	4 - 15 years
Furniture and fixtures	3 - 10 years
Other	3 - 5 years

Mining properties and certain mining and conversion assets for which the economic benefits from the asset are consumed in a pattern which is linked to the production level are depreciated according to the unit-of-production method. For conversion assets, the amount of depreciation is measured by the portion of the facilities’ total estimated lifetime production that is produced in that period. For mining assets and properties, the amount of depreciation or depletion is measured by the portion of the mines’ proven and probable mineral reserves recovered during the period.

Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted if appropriate.

114    CAMECO CORPORATION

(iv)	Borrowing costs

Borrowing costs on funds directly attributable to finance the acquisition, production or construction of a qualifying asset are capitalized until such time as substantially all the activities necessary to prepare the qualifying asset for its intended use are complete. A qualifying asset is one that takes a substantial period of time to prepare for its intended use. Capitalization is discontinued when the asset enters commercial operation or development ceases. Where the funds used to finance a project form part of general borrowings, interest is capitalized based on the weighted-average interest rate applicable to the general borrowings outstanding during the period of construction.

(v)	Repairs and maintenance

The cost of replacing a component of property, plant and equipment is capitalized if it is probable that future economic benefits embodied within the component will flow to the Company. The carrying amount of the replaced component is derecognized. Costs of routine maintenance and repair are charged to products and services sold.

(vi)	Leased assets

Nuclear generating plants which are leased assets are depreciated according to the straight-line method based on the shorter of useful life and remaining lease term.

(h)	Intangible Assets

Intangible assets acquired individually or as part of a group of assets are initially recognized at cost and measured subsequently at cost less accumulated amortization and impairment losses. Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. The cost of a group of intangible assets acquired in a transaction, including those acquired in a business combination that meet the specified criteria for recognition apart from goodwill, is allocated to the individual assets acquired based on their relative fair values.

Finite-lived intangible assets are amortized over the estimated production profile of the business unit to which they relate, since this most closely reflects the expected pattern of realization of the future economic benefits embodied in the asset. Amortization methods and useful lives are reviewed at each financial year end and adjusted if appropriate.

(i)	Leased Assets

Leases which result in the Company receiving substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Lease agreements that do not meet the recognition criteria of a finance lease are classified and recognized as operating leases and are not recognized in the Company’s statement of financial position. Payments made under operating leases are charged to income on a straight-line basis over the lease term. Minimum lease payments made under finance leases are apportioned between finance cost and the reduction of the outstanding liability. The finance cost is allocated to each period of the lease term to produce a constant periodic rate of interest on the remaining balance of the liability.

(j)	Finance Income and Finance Costs

Finance income comprises interest income on funds invested, gains on the disposal of available-for-sale financial assets, and changes in the fair value of financial assets. Interest income is recognized in earnings as it accrues, using the effective interest method. Finance costs comprise interest and fees on borrowings, unwinding of the discount on provisions and changes in the fair value of financial assets.

Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are expensed in the period incurred.

Foreign currency gains and losses are reported on a net basis as part of finance costs.

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(k)	Impairment

(i)	Financial Assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset.

Objective evidence that financial assets (including equity securities) are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Company on terms that the Company would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, or the disappearance of an active market for a security. In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

Impairment losses on available-for-sale investment securities are recognized by transferring the cumulative loss that has been recognized in other comprehensive income, and presented in equity, to earnings. The cumulative loss that is removed from other comprehensive income and recognized in earnings is the difference between the acquisition cost, net of any principal payment and amortization, and the current fair value, less any impairment loss previously recognized in earnings. Changes in impairment provisions attributable to time value are reflected as a component of finance costs.

If, in a subsequent period, the fair value of an impaired available-for-sale security increases and the increase can be related objectively to an event occurring after the impairment loss was recognized in profit or loss, then the impairment loss is reversed, with the amount of the reversal recognized in profit or loss.

(ii)	Non-Financial Assets

The carrying amounts of Cameco’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

The recoverable amount of an asset or cash-generating unit (“CGU”) is the greater of its value in use and its fair value less costs to sell.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value for mineral assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows are discounted by an appropriate discount rate to arrive at a net present value of the asset.

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and its eventual disposal. Value in use is determined by applying assumptions specific to the Company’s continued use and cannot take into account future development. These assumptions are different than those used in calculating fair value and consequently the value in use calculation is likely to give a different result (usually lower) than a fair value calculation. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets.

The Company’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its recoverable amount. Impairment losses are recognized in earnings. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.

116    CAMECO CORPORATION

Impairment losses recognized in prior periods are assessed at each reporting date whenever events or changes in circumstances indicate that the impairment may have reversed. If the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. A reversal of an impairment loss is recognized immediately in earnings.

(l)	Exploration and Evaluation Expenditures

Exploration and evaluation expenditures are those expenditures incurred by the Company in connection with the exploration for and evaluation of mineral resources before the technical feasibility and commercial viability of extracting a mineral resource are demonstrable. These expenditures are charged against earnings as incurred and include researching and analyzing existing exploration data, conducting geological studies, exploratory drilling and sampling and compiling pre-feasibility and feasibility studies.

Exploration and evaluation costs that have been acquired in a business combination or asset acquisition are capitalized under the scope of IFRS 6, Exploration for and Evaluation of Mineral Resources, and are reported as part of property, plant, and equipment.

(m)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the risk-adjusted expected future cash flows at a pre-tax risk-free rate that reflects current market assessments of the time value of money. The unwinding of the discount is recognized as a finance cost.

(i)	Environmental Restoration

The mining, extraction and processing activities of the Company normally give rise to obligations for site closure or environmental restoration. Closure and restoration can include facility decommissioning and dismantling, removal or treatment of waste materials, as well as site and land restoration. The Company provides for the closure, reclamation and decommissioning of its operating sites in the financial period when the related environmental disturbance occurs, based on the estimated future costs using information available at the reporting date. Costs included in the provision comprise all closure and restoration activity expected to occur gradually over the life of the operation and at the time of closure. Routine operating costs that may impact the ultimate closure and restoration activities, such as waste material handling conducted as a normal part of a mining or production process, are not included in the provision.

The timing of the actual closure and restoration expenditure is dependent upon a number of factors such as the life and nature of the asset, the operating license conditions and the environment in which the mine operates. Closure and restoration provisions are measured at the expected value of future cash flows, discounted to their present value using a current risk free rate. Significant judgments and estimates are involved in deriving the expectations of future activities and the amount and timing of the associated cash flows.

At the time a provision is initially recognized, to the extent that it is probable that future economic benefits associated with the reclamation, decommissioning and restoration expenditure will flow to the Company, the corresponding cost is capitalized as an asset. The capitalized cost of closure and restoration activities is recognized in property, plant and equipment and depreciated on a units-of-production basis. The value of the provision is gradually increased over time as the effect of discounting unwinds. The unwinding of the discount is an expense recognized in finance costs.

Closure and rehabilitation provisions are also adjusted for changes in estimates. The provision is reviewed on an annual basis for changes to obligations or legislation or discount rates that effect change in cost estimates or life of operations. The cost of the related asset is adjusted for changes in the provision resulting from changes in estimated cash flows or discount rates, and the adjusted cost of the asset is depreciated prospectively.

(ii)	Waste Disposal

The refining, conversion and manufacturing processes generate certain uranium-contaminated waste. The Company has established strict procedures to ensure this waste is disposed of safely. A provision for waste disposal costs in respect of these materials is recognized when they are generated. Costs associated with the disposal, the timing of cash flows and discount rates are estimated both at initial recognition and subsequent measurement.

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(n)	Employee Future Benefits

(i)	Pension Obligations

The Company accrues its obligations under employee benefit plans. The Company has both defined benefit and defined contribution plans. A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity. The Company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. A defined benefit plan is a pension plan other than a defined contribution plan. Typically defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the reporting date less the fair value of plan assets, together with adjustments for unrecognized past service costs. The defined benefit obligation is calculated annually, by qualified actuaries using the projected unit credit method pro-rated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.

The Company recognizes all actuarial gains and losses arising from defined benefit plans in other comprehensive income, and reports them in retained earnings. When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognized in earnings on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognized immediately in earnings.

For defined contribution plans, the contributions are recognized as employee benefit expense in earnings in the periods during which services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

(ii)	Other Post-Retirement Benefit Plans

The Company provides certain post-retirement healthcare benefits to its retirees. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment using the same accounting methodology as used for defined benefit pension plans. Actuarial gains and losses are recognized in other comprehensive income in the period in which they arise. These obligations are valued annually by independent qualified actuaries.

(iii)	Short-Term Employee Benefits

Short-term employee obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be measured reliably.

(iv)	Termination Benefits

Termination benefits are payable when employment is terminated by the Company before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. Cameco recognizes termination benefits as an expense when the Company is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Company has made an offer, it is probable that the offer will be accepted and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting period, they are discounted to their present value.

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(v)	Share-Based Compensation

For equity-settled plans, the grant date fair value of share-based compensation awards granted to employees is recognized as an employee benefit expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

For cash-settled plans, the fair value of the amount payable to employees is recognized as an expense, with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment. The liability is re-measured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as employee benefit expense in earnings.

Cameco’s contributions under the employee share ownership plan are expensed during the year of contribution. Shares purchased with Company contributions and with dividends paid on such shares, become unrestricted on January 1 of the second plan year following the date on which such shares were purchased.

(o)	Revenue Recognition

Cameco supplies uranium concentrates and uranium conversion services to utility customers.

Cameco recognizes revenue on the sale of its nuclear products when the risks and rewards of ownership pass to the customer and collection is reasonably assured. Cameco’s sales are pursuant to an enforceable contract that indicates the type of sales arrangement, pricing and delivery terms, as well as details related to the transfer of title.

Cameco has three types of sales arrangements with its customers in its uranium and fuel services businesses. These arrangements include uranium supply, toll conversion services and conversion supply (converted uranium), which is a combination of uranium supply and toll conversion services.

Uranium Supply

In a uranium supply arrangement, Cameco is contractually obligated to provide uranium concentrates to its customers. Cameco-owned uranium is physically delivered to conversion facilities (Converters) where the Converter will credit Cameco’s account for the volume of accepted uranium. Based on delivery terms in a sales contract with its customer, Cameco instructs the Converter to transfer title of a contractually-specified quantity of uranium to the customer’s account at the Converter’s facility. At this point, the risks and rewards of ownership have been transferred and Cameco invoices the customer and recognizes revenue for the uranium supply.

Toll Conversion Services

In a toll conversion arrangement, Cameco is contractually obligated to convert customer-owned uranium to a chemical state suitable for enrichment. Based on delivery terms in a sales contract with its customer, Cameco either (i) physically delivers converted uranium to enrichment facilities (Enrichers) where it instructs the Enricher to transfer title of a contractually-specified quantity of converted uranium to the customer’s account at the Enricher’s facility, or (ii) transfers title of a contractually-specified quantity of converted uranium to either an Enricher’s account or the customer’s account. At this point, the risks and rewards of ownership have been transferred and Cameco invoices the customer and recognizes revenue for the toll conversion services.

Conversion Supply

In a conversion supply arrangement, Cameco is contractually obligated to provide converted uranium of acceptable origins to its customers. Based on delivery terms in a sales contract with its customer, Cameco either (i) physically delivers converted uranium to the Enricher where it instructs the Enricher to transfer title of a contractually-specified quantity of converted uranium to the customer’s account at the Enricher’s facility, or (ii) transfers title of a contractually-specified quantity of converted uranium to either an Enricher’s account or a customer’s account at Cameco’s Port Hope conversion facility. At this point, the risks and rewards of ownership have been transferred and Cameco invoices the customer and recognizes revenue for both the uranium supplied and the conversion service provided.

Electricity sales are recognized at the time of generation, and delivery to the purchasing utility is metered at the point of interconnection with the transmission system. Revenues are recognized on an accrual basis, which includes an estimate of the value of electricity produced during the period but not yet billed.

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(p)	Financial Instruments

(i)	Financial Assets and Financial Liabilities

Financial assets include cash and cash equivalents, trade receivables, other receivables, loans, other investments and derivative financial instruments. The Company determines the classification of its financial assets at initial recognition and records the assets at the fair value of consideration paid. Subsequently, financial assets are carried at fair value or amortized cost less impairment charges. Where non-derivative financial assets are carried at fair value, gains and losses on remeasurement are recognized directly in equity unless the financial assets have been designated as being held at fair value through profit or loss, in which case the gains and losses are recognized directly in net earnings.

All financial liabilities are initially recognized at the fair value of consideration received net of transaction costs and subsequently carried at amortized cost. Financial liabilities include trade and other payables, debt and derivative financial instruments. The Company determines the classification of its financial liabilities at initial recognition.

The Company has the following non-derivative financial assets: loans and receivables and available-for-sale financial assets.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortized cost using the effective interest method if the time value of money is significant. This category of financial assets includes trade and other receivables.

Cash and cash equivalents consist of balances with financial institutions and investments in money market instruments, which have a term to maturity of three months or less at time of purchase.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are not classified as loans and receivables. The Company’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value, with gains or losses recognized within other comprehensive income. Accumulated changes in fair value are recorded as a separate component of equity until the investment is derecognized or impaired, then the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

The Company has the following non-derivative financial liabilities: loans and accounts payable. Such liabilities are carried at amortized cost using the effective interest method if the time value of money is significant.

(ii)	Derivative Financial Instruments

The Company holds derivative financial and commodity instruments to reduce exposure to fluctuations in foreign currency exchange rates, interest rates and commodity prices. Except for those designated as hedging instruments, all derivative instruments are recorded at fair value in the consolidated statements of financial position, with attributable transaction costs recognized in earnings as incurred. Subsequent to initial recognition, changes in fair value are recognized in earnings.

The purpose of hedging transactions is to modify the Company’s exposure to one or more risks by creating an offset between changes in the fair value of, or the cash inflows attributable to, the hedged item and the hedging item. When hedge accounting is appropriate, the hedging relationship is designated as a fair value hedge, a cash flow hedge, or a foreign currency risk hedge related to a net investment in a foreign operation.

At the inception of a hedging relationship, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

For fair value hedges, changes in the fair value of the derivatives and corresponding changes in fair value of the hedged items attributed to the risk being hedged are recognized in earnings. For cash flow hedges, the effective portion of the changes in the fair values of the derivative instruments are recorded in other comprehensive income until the hedged items are recognized in earnings. Derivative instruments that do not qualify for hedge accounting, or are not designated as hedging instruments, are marked-to-market and the resulting net gains or losses are recognized in earnings.

120    CAMECO CORPORATION

Separable embedded derivatives

Derivatives may be embedded in other financial instruments (the “host instrument”). Embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not designated at fair value. These embedded derivatives are measured at fair value with subsequent changes recognized in gains or losses on derivatives.

(q)	Income Tax

Income tax expense is comprised of current and deferred taxes. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantially enacted at the reporting date, and any adjustments to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company’s exposure to uncertain tax positions is evaluated and a provision is made where it is probable that this exposure will materialize. Accrued interest and penalties for uncertain tax positions are recognized in the period in which uncertainties are identified.

(r)	Share Capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a reduction of equity, net of any tax effects.

(s)	Earnings Per Share

The Company presents basic and diluted earnings per share data for its common shares. Earnings per share is calculated by dividing the net earnings attributable to equity holders of the Company by the weighted average number of common shares outstanding.

Diluted earnings per share is determined by adjusting the net earnings attributable to equity holders of the Company and the weighted average number of common shares outstanding, for the effects of all dilutive potential common shares. The calculation of diluted earnings per share assumes that outstanding options which are dilutive to earnings per share are exercised and the proceeds are used to repurchase shares of the Company at the average market price of the shares for the period. The effect is to increase the number of shares used to calculate diluted earnings per share.

(t)	Segment Reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company’s other segments. To be classified as a segment, discrete financial information must be available and operating results must be regularly reviewed by the Company’s chief operating decision maker.

Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

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3.	Explanation of Transition to IFRS

As stated in note 2(a), these are the Company’s first consolidated financial statements prepared in accordance with IFRS. The accounting policies set out in note 2 have been applied for all periods presented in the consolidated financial statements for the year ended December 31, 2011.

In preparing its opening IFRS statement of financial position, the Company has adjusted amounts previously reported in financial statements prepared in accordance with Canadian GAAP. An explanation of how the transition from Canadian GAAP to IFRS has affected the Company’s financial statements is set out in the following tables and the notes that accompany the tables.

Elected IFRS 1 exemptions applicable to the presentation of the internal opening IFRS financial position

Cameco has elected and applied the following IFRS 1 exemptions:

(i)	Borrowing costs – IFRS 1 provides the option to apply IAS 23, Borrowing Costs (“IAS 23”), prospectively from the transition date to IFRS (January 1, 2010), or from a particular pre-transition date elected by the first time adopter. Borrowing costs may be capitalized on qualifying assets for which the commencement date for capitalization was on or after the date selected. The Company elected to apply IAS 23 prospectively from the date of transition to IFRS. Based on this election, Cameco expensed the borrowing costs capitalized before January 1, 2010 under Canadian GAAP and will capitalize borrowing costs incurred on qualifying assets for which the commencement date for capitalization is subsequent to January 1, 2010.

(ii)	Decommissioning liabilities – The application of IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities (“IFRIC 1”), would require the Company to recalculate, retrospectively, the effect of each change in its reclamation provision prior to the date of transition, along with the impact on the related assets and depreciation. IFRS 1 provides the option to instead measure the liability and related depreciation effects as at the date of transition to IFRS. Cameco has elected to apply this exemption and calculated the impact on the statement of financial position as of January 1, 2010.

(iii)	Employee benefits – IAS 19, Employee Benefits (“IAS 19”), requires extensive disclosures in respect of defined benefit plans. IFRS 1 provides an optional exemption that permits the first-time adopter to elect to provide these disclosures prospectively from the date of transition. The Company has elected to apply this exemption and will provide the full disclosures required by IAS 19 in its first annual consolidated financial statements prepared under IFRS.

(iv)	Share-based compensation – IFRS 2, Share-Based Payments (“IFRS 2”), encourages application of its provisions to liabilities arising from cash-settled transactions that were settled before the transition date but only requires application to those transactions that will be settled after the transition date. The Company elected to apply IFRS 2 only to liabilities arising from share-based compensation transactions that existed at January 1, 2010.

(v)	Business combinations – The application of IFRS 3, Business Combinations (“IFRS 3”), requires the restatement of all past business combinations in accordance with IFRS 3. IFRS 1 provides the option to apply IFRS 3 prospectively from the transition date, or from a particular pre-transition date elected by the Company. The Company elected to not restate any past business combinations and to apply IFRS 3 prospectively from the transition date.

(vi)	Cumulative translation differences – IAS 21, The Effects of Changes in Foreign Exchange Rates, would require the Company to calculate currency translation differences retrospectively, from the date a subsidiary or associate was formed or acquired. IFRS 1 provides the option of resetting cumulative translations gains and losses to zero at the transition date. The Company elected to reset cumulative translations losses to zero through opening retained earnings at the transition date.

122    CAMECO CORPORATION

Reconciliation of Equity at January 1, 2010 and December 31, 2010

		Jan 1, 2010			Dec 31, 2010
		effect of			effect of
	Cdn GAAP	transition	IFRS	Cdn GAAP	transition	IFRS

Assets
Current assets
Cash and cash equivalents	$1,101,229	$—	$1,101,229	$376,621	$—	$376,621
Short-term investments	202,836	—	202,836	883,032	—	883,032
Accounts receivable (a)	446,722	1,864	448,586	447,404	1,075	448,479
Current tax assets	—	—	—	42,190	—	42,190
Inventories (b),(d)	453,224	(8,387)	444,837	542,526	(9,436)	533,090
Supplies and prepaid expenses	169,005	—	169,005	190,079	—	190,079
Current portion of long-term receivables,and other	158,011	—	158,011	95,271	—	95,271

Total current assets	2,531,027	(6,523)	2,524,504	2,577,123	(8,361)	2,568,762

Property, plant and equipment (a),(b),(c),(d),(e),(k)	4,068,103	(351,329)	3,716,774	4,337,809	(383,162)	3,954,647
Intangible assets	97,713	—	97,713	94,270	—	94,270
Long-term receivables, investments, other (a),(f),(g)	664,001	(266,511)	397,490	625,000	(286,149)	338,851
Investments in equity-accounted investees (f),(h)	—	222,564	222,564	—	220,430	220,430
Deferred tax assets (p),(q),(r)	33,017	(9,006)	24,011	37,166	(11,572)	25,594

Total non-current assets	4,862,834	(404,282)	4,458,552	5,094,245	(460,453)	4,633,792

Total assets	$7,393,861	$(410,805)	$6,983,056	$7,671,368	$(468,814)	$7,202,554

Liabilities and Shareholder’s Equity
Current liabilities
Accounts payable and accrued liabilities (a),(i)	$492,777	$1,304	$494,081	$386,396	$3,563	$389,959
Current tax liabilities	31,143	—	31,143	35,042	—	35,042
Short-term debt	87,506	—	87,506	85,588	—	85,588
Dividends payable	23,570	—	23,570	27,605	—	27,605
Current portion of finance lease obligation	11,629	—	11,629	13,177	—	13,177
Current portion of other liabilities	29,297	—	29,297	28,228	—	28,228
Current portion of provisions (a),(b),(j),(k),(l)	—	16,301	16,301	—	19,394	19,394
Deferred tax liabilities (p),(q),(r)	87,135	(87,135)	—	28,674	(28,674)	—

Total current liabilities	763,057	(69,530)	693,527	604,710	(5,717)	598,993

Long-term debt	793,842	—	793,842	794,483	—	794,483
Finance lease obligation	159,011	—	159,011	145,834	—	145,834
Provision for reclamation (j)	258,277	(258,277)	—	279,653	(279,653)	—
Other liabilities (a),(g),(j)	244,433	53,958	298,391	244,179	158,770	402,949
Provisions (a),(b),(j),(k),(l)	—	340,528	340,528	—	365,573	365,573
Deferred tax liabilities (p),(q),(r)	167,373	(59,716)	107,657	208,044	(181,774)	26,270

Total non-current liabilities	1,622,936	76,493	1,699,429	1,672,193	62,916	1,735,109

Minority interest (o)	164,040	(164,040)	—	178,139	(178,139)	—
Shareholder’s equity
Share capital (m)	1,512,461	297,400	1,809,861	1,535,857	297,400	1,833,257
Contributed surplus	131,577	—	131,577	142,376	—	142,376
Retained earnings (s)	3,158,506	(765,566)	2,392,940	3,563,089	(872,905)	2,690,184
Other components of equity (b),(d),(g),(h),(k),(n),(p),(r)	41,284	50,398	91,682	(24,996)	49,492	24,496

Total shareholder’s equity attributableto equity holders	4,843,828	(417,768)	4,426,060	5,216,326	(526,013)	4,690,313
Non-controlling interest (o)	—	164,040	164,040	—	178,139	178,139

Total shareholder’s equity	4,843,828	(253,728)	4,590,100	5,216,326	(347,874)	4,868,452

Total liabilities and shareholder’s equity	$7,393,861	$(410,805)	$6,983,056	$7,671,368	$(468,814)	$7,202,554

2011 ANNUAL FINANCIAL REVIEW    123

Reconciliation of Total Comprehensive Income for 2010

		Dec 31, 2010 effect
	Cdn GAAP	of transition	IFRS

Revenue from products and services	$2,123,655	$—	$2,123,655

Products and services sold (a),(l)	1,127,879	(13,916)	1,113,963
Depreciation and amortization (a),(b),(c),(d),(e),(k)	251,547	(13,239)	238,308

Cost of sales	1,379,426	(27,155)	1,352,271

Gross profit	744,229	27,155	771,384

Administration (g),(i)	155,810	(1,112)	154,698
Exploration	95,796	—	95,796
Research and development	4,794	—	4,794
Cigar Lake remediation	16,633	—	16,633
Gain on sale of assets	107	—	107

Earnings from operations	471,089	28,267	499,356
Finance costs (b),(c),(l)	(24,368)	(61,811)	(86,179)
Gains on derivatives	75,183	—	75,183
Finance income	20,894	—	20,894
Share of loss from equity-accounted investees (h)	(15,538)	11,362	(4,176)
Other income	4,388	—	4,388

Earnings before income taxes	531,648	(22,182)	509,466
Income tax expense (p),(q),(r)	27,251	(23,824)	3,427

Net earnings	$504,397	$1,642	$506,039

Net earnings (loss) attributable to:
Equity holders	$514,749	$1,642	$516,391
Non-controlling interest	(10,352)	—	(10,352)

Net earnings	$504,397	$1,642	$506,039

Basic earnings per common share	$1.31	$—	$1.31

Diluted earnings per common share	$1.30	$—	$1.31

Net earnings	$504,397	$1,642	$506,039
Other comprehensive income (loss), net of taxes
Unrealized foreign currency translation gains (losses)	7,342	(907)	6,435
Gains on derivatives designated as cash flow hedges	12,035	—	12,035
Gains on derivatives designated as cash flow hedges transferredto net earnings	(71,186)	—	(71,186)
Unrealized losses on available-for-sale securities	2,125	—	2,125
Losses on available-for-sale securities transferred to net earnings	(2,557)	—	(2,557)
Defined benefit plan actuarial losses (a),(g),(p)	—	(108,982)	(108,982)

Other comprehensive loss, net of taxes	(52,241)	(109,889)	(162,130)

Total comprehensive income (loss), net of taxes	$452,156	$(108,247)	$343,909

Total comprehensive income (loss) attributable to:
Equity holders	$448,470	$(108,247)	$340,223
Non-controlling interest	3,686	—	3,686

Total comprehensive income (loss)	$452,156	$(108,247)	$343,909

124    CAMECO CORPORATION

Notes to the reconciliations

The impact on deferred tax of the adjustments described below is set out in note (p).

a)	As a result of BPLP also transitioning to IFRS, Cameco has recorded its share of BPLP’s IFRS transition adjustments. BPLP’s transition adjustments relate largely to the recognition of previously unrecognized actuarial losses, as well as adjustments for changes in amounts eligible for capitalization, componentization of property, plant and equipment and the recognition of additional provisions as required under IFRS.

(i)	BPLP’s policy choice under IFRS for defined benefit plans is to recognize all actuarial gains and losses in other comprehensive income. As a result of this policy choice, for all defined benefit plans existing at January 1, 2010, BPLP has recognized in retained earnings all cumulative actuarial losses. Cameco’s share of this adjustment was a decrease to retained earnings of $136,954,000. In addition, $144,760,000 of actuarial losses at December 31, 2010 was recognized directly in other comprehensive income following BPLP’s annual actuarial valuation update.

In 2005, BPLP sublet the four Bruce A reactors to a newly-formed partnership (the Bruce A Limited Partnership or “BALP”). BPLP continues to be responsible for the overall management of the site, including employment of the full workforce. BPLP and BALP entered into a services and cost sharing agreement to achieve an equitable allocation of certain operating costs, including employee pension and other post-retirement costs.

As a result of being the employer of record, BPLP has legal liability for the pension and other post-retirement benefit plans and is required to recognize the entire amount of any actuarial gains and losses in other comprehensive income. These costs are shared with BALP through the services and cost sharing agreement with amounts recovered from BALP classified in earnings rather than other comprehensive income.

(ii)	Unlike Canadian GAAP, IFRS requires the cost of major inspections and overhauls to be recognized in the carrying amount of property, plant and equipment. It also requires that components of an item of property, plant and equipment with different useful lives be accounted for and depreciated separately. As a result of these different capitalization standards under IFRS, BPLP has made adjustments to retained earnings at its transition date. Cameco’s share of these adjustments was an increase to retained earnings of $8,469,000.

(iii)	Under IFRS, unlike Canadian GAAP, provisions are required to be made when a constructive obligation exists. IFRS also varies from Canadian GAAP in its requirements for certain accruals to be made. Based on the differing requirements for the recognition of provisions and accruals, BPLP recorded a reduction to retained earnings of which Cameco’s share was $6,984,000.

The effect of the IFRS transition adjustments was as follows:

Consolidated Statements of Financial Position	Jan 1/10	2010
Accounts receivable (iii)	$1,864	$1,075
Long-term receivables, investments and other (i)	(60,482)	(92,526)
Property, plant and equipment (ii)	8,469	8,406
Accounts payable and accrued liabilities (iii)	(474)	(2,781)
Provisions (iii)	(4,519)	(3,792)
Other liabilities (i),(iii)	(80,327)	(184,449)
Retained earnings (i),(ii),(iii)	135,469	274,067
Consolidated Statements of Earnings and Consolidated Statements of Comprehensive Income
Products and services sold (i),(ii),(iii)	$—	$(14,125)
Depreciation and amortization (ii)	—	7,963
Actuarial losses (i)	—	144,760

2011 ANNUAL FINANCIAL REVIEW    125

b)	Under IFRS, and similar to Canadian GAAP, changes to a decommissioning liability to recognize the passage of time (unwinding of the discount or accretion) are required to be recorded. Under Canadian GAAP, the accretion was recorded as an operating cost and allocated to inventory while under IFRS, the unwinding of the discount is required to be reflected as a finance cost and does not qualify for capitalization. The effect was as follows:

Consolidated Statements of Financial Position	Jan 1/10	2010
Inventories	$(8,387)	$(9,748)
Property, plant and equipment	—	(75)
Provisions	—	4,209
Retained earnings	8,387	5,658
Other components of equity (foreign currency translation)	—	(44)
Consolidated Statements of Earnings
Depreciation and amortization	$—	$(15,516)
Finance costs	—	12,787

c)	Cameco has elected, under IFRS 1, not to apply IAS 23 retrospectively to borrowing costs incurred on the construction of qualifying assets that commenced prior to January 1, 2010. Accordingly, Cameco has derecognized all borrowing costs that had been previously capitalized under Canadian GAAP through a charge to retained earnings. In addition, based on this election, borrowing costs incurred subsequent to the date of transition on qualifying assets where the construction of the asset commenced prior to January 1, 2010 are being expensed as incurred. The effect was as follows:

Consolidated Statements of Financial Position	Jan 1/10	2010
Property, plant and equipment	$(333,810)	$(377,182)
Retained earnings	333,810	377,182
Consolidated Statements of Earnings
Depreciation and amortization	$—	$(4,349)
Finance costs	—	47,721

d)	IFRS requires the reversal of any previously recorded impairment losses where circumstances have changed such that the impairments have been reduced. The reversal of impairment losses was prohibited under Canadian GAAP. In 2000, as a result of depressed uranium prices, Cameco recorded a write-down relating to certain in situ recovery mine assets located in the United States. The amount of the write-down was determined based on estimated future net cash flows and uranium price forecasts. As a result of the strengthening of uranium prices since 2000, Cameco reassessed these previously impaired assets and based on their value in use, using a discount rate of 8.6%, determined that a portion of these previous write-downs should be reversed. The reversal of these impairment losses has been recognized in cost of sales in the statements of earnings and the effect was as follows:

Consolidated Statements of Financial Position	Jan 1/10	2010
Property, plant and equipment	$34,600	$31,540
Inventory	—	312
Retained earnings	(34,600)	(33,497)
Other components of equity (foreign currency translation)	—	1,645
Consolidated Statements of Earnings
Depreciation and amortization	$—	$1,103

126    CAMECO CORPORATION

e)	IFRS specifically precludes the inclusion of general overhead and administration expenses in the cost of an item of property, plant and equipment. Cameco reviewed the composition of its items of property, plant and equipment to assess whether the costs included related specifically to the construction of the asset, or whether they were general in nature and determined that certain costs should be expensed under IFRS. The effect of removing these costs from property, plant and equipment was as follows:

Consolidated Statements of Financial Position	Jan 1/10	2010
Property, plant and equipment	$(7,526)	$(7,072)
Retained earnings	7,526	7,072
Consolidated Statements of Earnings
Depreciation and amortization	$—	$(454)

f)	Under IFRS, investments in equity-accounted investees are presented in the consolidated statements of financial position as a separate line item. Previously under Canadian GAAP, these investments were included in long-term receivables, investments and other. The effect of this reclassification was as follows:

Consolidated Statements of Financial Position	Jan 1/10	2010
Investments in equity-accounted investees	$203,873	$191,738
Long-term receivables, investments and other	(203,873)	(191,738)

g)	Cameco’s policy choice under IFRS for defined benefit plans is to recognize all actuarial gains and losses in other comprehensive income. As a result of this policy choice, for all defined benefit plans existing at January 1, 2010, the Company has recognized in retained earnings, $14,404,000 of cumulative actuarial losses. The effect was as follows:

Consolidated Statements of Financial Position	Jan 1/10	2010
Long-term receivables, investments and other	$(2,155)	$(1,885)
Other liabilities	(12,249)	(11,981)
Retained earnings	14,404	13,753
Other components of equity (foreign currency translation)	—	113
Consolidated Statements of Earnings and Consolidated Statements of Comprehensive Income
Administration	$—	$(1,063)
Actuarial losses	—	412

2011 ANNUAL FINANCIAL REVIEW    127

h)	Under IFRS, in-process research and development (“IPR&D”) acquired in a business combination that meets the definition of an intangible asset is capitalized with amortization commencing when the asset is ready for use (i.e., when development is complete). Under Canadian GAAP, amortization of IPR&D capitalized as an intangible asset was commenced immediately, with the amortization period extending from the date of initial recognition to the date the completed asset will be available for use in commercial production. Cameco had been amortizing IPR&D related to the acquisition of its interest in equity-accounted investee GE-Hitachi Global Laser Enrichment LLC, a development-stage entity. Under IFRS, this amortization does not begin until development is complete. The effect of reversing this previously recognized amortization was as follows:

Consolidated Statements of Financial Position	Jan 1/10	2010
Investments in equity-accounted investees	$18,691	$28,692
Retained earnings	(18,691)	(30,053)
Other components of equity (foreign currency translation)	—	1,361
Consolidated Statements of Earnings
Share of loss from equity-accounted investees	$—	$(11,362)

i)	Cameco has granted cash-settled phantom stock options to eligible non-North American employees. The Company applied IFRS 2 to its unsettled share-based compensation arrangements at January 1, 2010.

Cameco accounted for these share-based compensation arrangements at intrinsic value under Canadian GAAP. The related liability has been adjusted to reflect the fair value of the outstanding cash-settled phantom stock options to be consistent with the Company’s accounting policies under IFRS. The effect of accounting for cash-settled share-based compensation transactions at fair value was as follows:

Consolidated Statements of Financial Position	Jan 1/10	2010
Accounts payable and accrued liabilities	$(831)	$(782)
Retained earnings	831	782
Consolidated Statements of Earnings
Administration	$—	$(49)

j)	Under IFRS, decommissioning liabilities and waste provisions are presented in the consolidated statements of financial position as part of provisions. Previously under Canadian GAAP, these obligations were presented separately as provision for reclamation and other liabilities. The effect of this reclassification was as follows:

Consolidated Statements of Financial Position	Jan 1/10	2010
Provision for reclamation	$258,277	$279,653
Provisions	(296,895)	(317,313)
Other liabilities	38,618	37,660

k)	Cameco has elected, under IFRS 1, not to retrospectively recalculate, under IFRIC 1, the effect of each change in its reclamation provision prior to January 1, 2010. Instead, the liability and related assets and depreciation were measured as at the date of transition. Accordingly, Cameco has recalculated the provision and estimated the amount that would have been adjusted to the cost of the related asset by discounting the liability at the date of transition back to the date when the liability first arose, using its best estimate of the historical risk free rate that would have applied over the intervening period. In addition, the Company has calculated the accumulated depreciation on that amount as at the date of transition to IFRS based on the current estimate of the useful life of the asset.

In addition, as a result of its annual review, Cameco adjusted the provision for decommissioning liabilities and cost of the related assets for changes in discount rates which ranged from 4.1%—4.6% at January 1, 2010 compared to 3.3%—3.5% at December 31, 2010.

128    CAMECO CORPORATION

The effect of the IFRS transition adjustments was as follows:

Consolidated Statements of Financial Position	Jan 1/10	2010
Property, plant and equipment	$(53,062)	$(38,779)
Provisions	(57,188)	(68,332)
Retained earnings	110,250	108,262
Other components of equity (foreign currency translation)	—	(1,151)
Consolidated Statements of Earnings
Depreciation and amortization	$—	$(1,988)

l)	IFRS requires that provisions such as those for environmental costs be recognized when it is probable that a restoration expense will be incurred and the associated costs can be reliably estimated. Where the liability will not be settled for a number of years, the amount recognized is the present value of the estimated future expenditure. Under IFRS, provisions for waste removal are measured initially at their present value using risk adjusted cash flows, with changes to the liability due to the passage of time (accretion) recorded as a finance cost. Under Canadian GAAP, discounting to reflect the time value of money is allowed, but not required. In the fuel services conversion processes, a certain amount of waste material is generated. Under Canadian GAAP, provisions for waste removal were measured using undiscounted estimated cash flows and recognized as an expense and a corresponding liability. The effect of discounting the provision upon transition to IFRS was as follows:

Consolidated Statements of Financial Position	Jan 1/10	2010
Provisions	$1,773	$261
Retained earnings	(1,773)	(261)
Consolidated Statements of Earnings
Products and services sold	$—	$209
Finance costs	—	1,303

m)	Under IFRS, convertible debentures that contain a cash settlement feature are accounted for as a hybrid instrument with a debt component and a separate derivative representing the conversion option. The debt component is classified as a financial liability and accounted for at amortized cost using the effective interest rate method, while the conversion option is accounted for as a derivative and recorded at fair value with changes in fair value recorded in earnings.

Under Canadian GAAP, certain convertible debentures that contained a cash settlement feature were accounted for as a compound instrument with both a debt and equity component. Consistent with IFRS, the debt component was accounted for at amortized cost using the effective interest rate method; however, the conversion option was accounted for as an equity instrument with any changes in value not recognized.

The effect of accounting for the conversion option as a derivative at fair value was as follows:

Consolidated Statements of Financial Position	Jan 1/10	2010
Retained earnings	$297,400	$297,400
Share capital	(297,400)	(297,400)

n)	In accordance with IFRS 1, Cameco has elected to deem all foreign currency translation differences recorded in other comprehensive income at the date of transition to IFRS in respect of all foreign entities to be zero at the date of transition.

The effect was to increase foreign currency translation (other components of equity) and to decrease retained earnings by $50,398,000 at January 1, 2010 and December 31, 2010.

2011 ANNUAL FINANCIAL REVIEW    129

In addition to the above, cash flow hedging reserves of $89,457,000 as at January 1, 2010 and $30,306,000 as at December 31, 2010 and available-for-sale assets reserves of $2,225,000 at January 1, 2010 and $1,793 at December 31, 2010 have been reclassified from accumulated other comprehensive income under Canadian GAAP to their respective reserve accounts within other components of equity under IFRS.

o)	Under IFRS, non-controlling interests are presented in the consolidated statement of financial position as equity but are presented separately from the parent shareholders’ equity. Under Canadian GAAP, non-controlling interests were classified between total liabilities and equity and referred to as minority interest.

p)	The foregoing changes decreased (increased) the deferred tax amounts as follows:

Consolidated Statements of Financial Position	Jan 1/10	2010
BPLP transition adjustments (a)	$33,862	$68,512
Decommissioning liabilities—discounting (k)	31,076	30,237
Decommissioning liabilities—accretion (b)	2,537	1,082
Provision for waste (l)	(468)	(69)
Borrowing costs (c)	88,159	99,609
Impairment reversal (d)	(12,125)	(11,522)
Capitalized overhead (e)	1,988	1,868
IPR&D (h)	(6,542)	(10,042)
Share-based compensation (i)	136	146
Employee benefits (g)	3,895	3,753

	$142,518	$183,574

In addition, other components of equity of $(794,000) as at December 31, 2010 have been adjusted to reflect the impact of foreign currency translation on the deferred tax balance.

The adjustments described above impacted income tax expense (recovery) on the consolidated statements of earnings as follows:

Consolidated Statements of Earnings	Jan 1/10	2010
BPLP transition adjustments (a)	—	$1,540
Decommissioning liabilities—discounting (k)	—	436
Decommissioning liabilities—accretion (b)	—	1,427
Provision for waste (l)	—	(399)
Borrowing costs (c)	—	(11,450)
Capitalized overhead (e)	—	120
IPR&D (h)	—	3,977
Share-based compensation (i)	—	(10)
Employee benefits (g)	—	287

Income tax recovery	$—	$(4,072)

The adjustment to other comprehensive income relating to previously unrecognized cumulative actuarial losses in BPLP is net of taxes of $36,190,000.

130    CAMECO CORPORATION

q)	Under IFRS, a deferred tax liability (asset) is recognized for the difference in tax bases between jurisdictions as a result of an intra-group transfer of assets and consequently, the deferred tax is computed using the tax rate applicable to the purchaser. Under Canadian GAAP, a deferred tax liability (asset) was not recognized for the difference in tax bases between jurisdictions. Any taxes paid or recovered by the transferor were recognized as an asset or liability once the profit or loss was recognized by the consolidated entity. The IFRS adjustment is related to product sold by Cameco to subsidiaries and held in inventory at the transition date. The effect was as follows:

Consolidated Statements of Financial Position	Jan 1/10	2010
Deferred tax liabilities	$(540)	$19,690
Retained earnings	540	(19,690)
Consolidated Statements of Earnings
Income tax recovery	$—	$(20,230)

r)	Under IFRS, a deferred tax liability (asset) is recognized for exchange gains and losses related to foreign non-monetary assets and liabilities that are remeasured into the functional currency using historical exchange rates for tax purposes. Under Canadian GAAP, a deferred tax liability (asset) is not recognized for a temporary difference between the historical exchange rate and the current exchange rate translations of non-monetary assets and liabilities. The effect was as follows:

Consolidated Statements of Financial Position	Jan 1/10	2010
Deferred tax liabilities	$(4,133)	$(4,388)
Retained earnings	4,133	4,612
Other components of equity (foreign currency translation)	—	(224)
Consolidated Statements of Earnings
Income tax expense	$—	$479

s)	The above changes increased (decreased) retained earnings as follows:

	Jan 1/10	2010
BPLP transition adjustments (a)	$(135,469)	$(274,067)
Decommissioning liabilities—accretion (b)	(8,387)	(5,658)
Borrowing costs (c)	(333,810)	(377,182)
Impairment reversal (d)	34,600	33,497
Capitalized overhead (e)	(7,526)	(7,072)
Employee benefits (g)	(14,404)	(13,753)
In-process research and development (h)	18,691	30,053
Share-based compensation (i)	(831)	(782)
Decommissioning liabilities—discounting (k)	(110,250)	(108,262)
Provision for waste—discounting (l)	1,773	261
Convertible debentures (m)	(297,400)	(297,400)
Other components of equity (n)	(50,398)	(50,398)
Deferred tax liability (p)	142,518	182,780
Deferred tax liabilities—intra-group transfer (q)	(540)	19,690
Deferred tax liabilities—foreign non-monetary assets (r)	(4,133)	(4,612)

	$(765,566)	$(872,905)

2011 ANNUAL FINANCIAL REVIEW    131

Explanation of material adjustments to the cash flow statement for 2010

Consistent with the Company’s accounting policy election under IAS 7, Statement of Cash Flows, interest paid has been reclassified as a financing activity. Under Canadian GAAP, it had been included as part of investing activities. The amount reclassified was $53,859,000 for the year ended December 31, 2010.

There are no other material differences between the cash flow statement presented under IFRS and the cash flow statement presented under Canadian GAAP.

4. Accounting Standards

(a) New Standards and Interpretations not yet Adopted

A number of new standards, interpretations and amendments to existing standards are not yet effective for the year ended December 31, 2011, and have not been applied in preparing these consolidated financial statements. The following standards, amendments to and interpretations of existing standards have been published and are mandatory for Cameco’s accounting periods beginning on or after January 1, 2013:

(i) Financial Instruments

In October 2010, the IASB issued IFRS 9, Financial Instruments (“IFRS 9”). This standard is effective for periods beginning on or after January 1, 2015 and is part of a wider project to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset or liability. The guidance in IAS 39 on impairment of financial assets and hedge accounting continues to apply. Cameco is assessing the impact of this new standard on its financial statements.

(ii) Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10, Consolidated Financial Statements (“IFRS 10”). This standard is effective for periods beginning on or after January 1, 2013 and establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 defines the principle of control and establishes control as the basis for determining which entities are consolidated in the consolidated financial statements. Cameco is assessing the impact of this new standard on its financial statements.

(iii) Joint Arrangements

In May 2011, the IASB issued IFRS 11, Joint Arrangements (“IFRS 11”). This standard is effective for periods beginning on or after January 1, 2013 and establishes principles for financial reporting by parties to a joint arrangement. IFRS 11 requires a party to assess the rights and obligations arising from an arrangement in determining whether an arrangement is either a joint venture or a joint operation. Joint ventures are to be accounted for using the equity method while joint operations will continue to be accounted for using proportionate consolidation. Cameco is assessing the impact of this new standard on its financial statements.

(iv) Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”). This standard is effective for periods beginning on or after January 1, 2013 and applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 integrates and makes consistent the disclosure requirements for a reporting entity’s interest in other entities and presents those requirements in a single standard. Cameco is assessing the impact of this new standard on its financial statements.

(v) Fair Value Measurement

In May 2011, the IASB issued IFRS 13, Fair Value Measurement (“IFRS 13”). This standard is effective for periods beginning on or after January 1, 2013 and provides additional guidance where IFRS requires fair value to be used. IFRS 13 defines fair value, sets out in a single standard a framework for measuring fair value and establishes the required disclosures about fair value measurements. Cameco is assessing the impact of this new standard on its financial statements.

(vi) Employee Benefits

In June 2011, the IASB issued an amended version of IAS 19, Employee Benefits (“IAS 19”). This amendment is effective for periods beginning on or after January 1, 2013 and eliminates the ‘corridor method’ of accounting for defined benefit plans. Revised IAS 19 also streamlines the presentation of changes in assets and liabilities arising from defined benefit plans, and enhances the disclosure requirements for defined benefit plans. Cameco is assessing the impact of this revised standard on its financial statements.

132    CAMECO CORPORATION

(vii) Presentation of Other Comprehensive Income

In June 2011, the IASB issued an amended version of IAS 1, Presentation of Financial Statements (“IAS 1”). This amendment is effective for periods beginning on or after January 1, 2012 and requires companies preparing financial statements in accordance with IFRS to group together items within OCI that may be reclassified to the profit or loss section of the statement of earnings. Revised IAS 1 also reaffirms existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements. Cameco is assessing the impact of this revised standard on its financial statements.

5. Determination of Fair Values

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes to the specific asset or liability.

(a) Investments in Equity and Debt Securities

The fair value of available-for-sale financial assets is determined by reference to their quoted closing bid price at the reporting date. The fair value of unlisted securities is based on cash flows discounted using a rate based on the market interest rate and the risk premium specific to the unlisted securities.

(b) Derivatives

The fair value of forward exchange contracts is based on the current quoted foreign exchange rates. The fair value of interest rate swaps is determined by discounting estimated future cash flows based on the terms and maturity of each contract and using market interest rates for a similar instrument at the measurement date. The fair value of interest rate caps is based on broker quotes.

Fair values reflect the credit risk of the instrument and include adjustments to take into account the credit risk of the Company and counterparty when appropriate.

(c) Share-Based Compensation

The fair values of the stock option, phantom stock option, deferred share unit and restricted share unit plans are measured using the Black-Scholes option-pricing model. The fair value of the performance share unit plan is measured using Monte Carlo simulation. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility), weighted average expected life of the instruments (based on historical experience and general option holder behavior), expected dividends and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are taken into account in determining fair value for valuations performed using Monte Carlo simulation.

6. Use of Estimates and Judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future period affected.

Information about critical judgments in applying the accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is discussed below. Further details of the nature of these estimates and assumptions may be found in the relevant notes to the financial statements.

(a) Recoverability of Long-Lived and Intangible Assets

Cameco assesses the carrying values of property, plant and equipment, and intangible assets annually or more frequently if warranted by a change in circumstances. If it is determined that carrying values of assets or goodwill cannot be recovered, the unrecoverable amounts are charged against current earnings. Recoverability is dependent upon assumptions and judgments regarding future prices, costs of production, sustaining capital requirements and mineral reserves. A material change in assumptions may significantly impact the potential impairment of these assets. In addition, assumptions used in the calculation of recoverable amounts are discount rates, future cash flows and profit margins.

2011 ANNUAL FINANCIAL REVIEW    133

(b) Provisions for Decommissioning and Reclamation of Assets

Significant decommissioning and reclamation activities are often not undertaken until near the end of the useful lives of the productive assets. Regulatory requirements and alternatives with respect to these activities are subject to change over time. A significant change to either the estimated costs or mineral reserves may result in a material change in the amount charged to earnings.

(c) Deferred Income Taxes

Cameco operates in a number of tax jurisdictions and is, therefore, required to estimate its income taxes in each of these tax jurisdictions in preparing its financial statements. In calculating the income taxes, consideration is given to factors such as tax rates in the different jurisdictions, non-deductible expenses, valuation allowances, changes in tax law and management’s expectations of future results. Cameco estimates deferred income taxes based on temporary differences between the income and losses reported in its financial statements and its taxable income and losses as determined under the applicable tax laws. The tax effect of these temporary differences is recorded as deferred tax assets or liabilities in the financial statements. The calculation of income taxes requires the use of judgment and estimates. If these judgments and estimates prove to be inaccurate, future earnings may be materially impacted.

(d) Mineral Reserves

Depreciation on property, plant and equipment is primarily calculated using the unit-of-production method. This method allocates the cost of an asset to each period based on current period production as a portion of total lifetime production or a portion of estimated mineral reserves. Estimates of life of mine and amounts of mineral reserves are subject to judgment and significant change over time. If actual mineral reserves prove to be significantly different than the estimates, there could be a material impact on the amounts of depreciation and depletion charged to earnings.

(e) Pension, Other Post-Retirement and Other Post-Employment Benefits

The carrying value of pensions, other post-retirement and other post-employment benefit obligations is based on actuarial valuations that are sensitive to assumptions concerning discount rates, wage increase rates, and other actuarial assumptions used. Changes in these assumptions would result in a material impact to the financial statements.

7. Short-Term Investments

Short-term investments are denominated in Canadian dollars and are comprised of money market instruments with terms to maturity between three and 12 months. Short-term investments are classified as available-for-sale.

8. Accounts Receivable

	2011	2010	Jan 1/10
Trade receivables	$564,994	$401,727	$404,574
Receivables due from related parties [note 37]	19,557	22,226	15,137
HST/VAT receivables	16,675	15,093	16,803
Other receivables	10,955	9,433	12,072

Total	$612,181	$448,479	$448,586

The Company’s exposure to credit and currency risks as well as impairment loss related to trade and other receivables, excluding HST/VAT receivables is disclosed in note 29.

134    CAMECO CORPORATION

9. Inventories

	2011	2010	Jan 1/10
Uranium
Concentrate	$361,481	$385,242	$304,695
Broken ore	14,310	12,138	18,077

	375,791	397,380	322,772

Fuel Services	118,084	135,710	122,065

Total	$493,875	$533,090	$444,837

10. Property, Plant and Equipment

	Land and buildings	Plant and equipment (a)	Furniture and fixtures	Under construction	Exploration and evaluation	Total
Cost
At January 1, 2010	$2,020,866	$2,119,054	$79,324	$1,037,777	$538,351	$5,795,372
Additions	75,846	15,547	1,578	368,805	—	461,776
Transfers	117,376	90,166	4,828	(212,370)	—	—
Disposals	(154)	(6,894)	(65)	—	—	(7,113)
Effect of movements in exchange rates	(26,987)	(5,379)	(327)	(4,358)	44,982	7,931

At December 31, 2010	2,186,947	2,212,494	85,338	1,189,854	583,333	6,257,966

Accumulated depreciation
At January 1, 2010	987,724	1,041,612	49,262	—	—	2,078,598
Depreciation charge	98,645	125,359	13,776	—	—	237,780
Transfers	3,501	(4,128)	627	—	—	—
Disposals	(39)	(5,503)	(27)	—	—	(5,569)
Effect of movements in exchange rates	(6,190)	(1,159)	(141)	—	—	(7,490)

At December 31, 2010	1,083,641	1,156,181	63,497	—	—	2,303,319

Net book value at December 31, 2010	$1,103,306	$1,056,313	$21,841	$1,189,854	$583,333	$3,954,647

Net book value at January 1, 2010	$1,033,142	$1,077,442	$30,062	$1,037,777	$538,351	$3,716,774

2011 ANNUAL FINANCIAL REVIEW    135

	Land and buildings	Plant and equipment (a)	Furniture and fixtures	Under construction	Exploration and evaluation	Total
Cost
At January 1, 2011	$2,186,947	$2,212,494	$85,338	$1,189,854	$583,333	$6,257,966
Additions	196,596	33,373	3,263	579,018	—	812,250
Transfers	75,976	131,306	3,762	(211,044)	—	—
Disposals	(4,226)	(33,949)	(12)	(3,083)	—	(41,270)
Effect of movements in exchange rates	8,454	3,364	212	2,324	13,981	28,335

At December 31, 2011	2,463,747	2,346,588	92,563	1,557,069	597,314	7,057,281

Accumulated depreciation
At January 1, 2011	1,083,641	1,156,181	63,497	—	—	2,303,319
Depreciation charge	106,241	131,983	12,007	—	—	250,231
Disposals	(3,597)	(29,998)	(11)	—	—	(33,606)
Effect of movements in exchange rates	4,115	985	130	—	—	5,230

At December 31, 2011	1,190,400	1,259,151	75,623	—	—	2,525,174

Net book value at December 31, 2011	$1,273,347	$1,087,437	$16,940	$1,557,069	$597,314	$4,532,107

(a)

At December 31, 2011, the net amount included in the statement of financial position for plant and equipment includes Cameco’s share of BPLP’s nuclear generating plant under finance lease of $93,220,000.

On February 7, 2011, Cameco signed two agreements with Talvivaara Mining Company Plc. to buy uranium produced at the Sotkamo nickel-zinc mine in Finland. Under the first agreement with Talvivaara, Cameco will provide an up-front payment, to a maximum of $60,000,000 (US) to cover certain construction costs. This amount will be repaid through deliveries of uranium concentrate. Once the full amount has been repaid, Cameco will continue to purchase the uranium concentrates produced at the Sotkamo mine through a second agreement which provides for the purchase of uranium using a pricing formula that references market prices at the time of delivery. The second agreement expires on December 31, 2027.

11. Intangible Assets

	Intellectual Property	Patents	Total
Cost
At January 1, 2010	$118,819	$—	$118,819
Additions	—	—	—

At December 31, 2010	118,819	—	118,819

Accumulated depreciation
At January 1, 2010	21,106	—	21,106
Amortization charge	3,443	—	3,443

At December 31, 2010	24,549	—	24,549

Net book value at December 31, 2010	$94,270	$—	$94,270

Net book value at January 1, 2010	$97,713	$—	$97,713

136    CAMECO CORPORATION

	Intellectual Property	Patents	Total
Cost
At January 1, 2011	$118,819	$—	$118,819
Additions	—	8,462	8,462
Effect of movements in exchange rates	—	428	428

At December 31, 2011	118,819	8,890	127,709

Accumulated depreciation
At January 1, 2011	24,549	—	24,549
Amortization charge	3,960	239	4,199
Effect of movements in exchange rates	—	7	7

At December 31, 2011	28,509	246	28,755

Net book value at December 31, 2011	$90,310	$8,644	$98,954

The intangible asset values relate to intellectual property acquired with Cameco Fuel Manufacturing (“CFM”) and patents acquired with UFP Investments LLC (“UFP”). The CFM intellectual property is being amortized on a unit-of-production basis over its remaining life which expires in 2030. Amortization is allocated to the cost of inventory and is recognized in cost of products and services sold as inventory is sold. The patents acquired with UFP are being amortized to cost of products and services sold on a straight-line basis over their remaining life which expires in July 2029.

12. Long-Term Receivables, Investments and Other

	2011	2010	Jan 1/10
BPLP
Finance lease receivable from BALP (a)	$87,785	$91,608	$94,895
Derivatives [note 29]	54,010	77,831	141,949
Available-for-sale securities
Western Uranium Corporation	—	6,033	4,637
GoviEx Uranium	21,057	23,017	25,214
Derivatives [note 29]	17,392	50,011	68,432
Deferred charges
Cost of sales	—	—	14,415
Advances receivable from JV Inkai LLP [note 37]	78,058	125,072	141,149
Other	87,949	60,550	64,810

	346,251	434,122	555,501
Less current portion	(62,433)	(95,271)	(158,011)

Net	$283,818	$338,851	$397,490

(a)

BPLP leases the Bruce A nuclear generating plants and other property, plant and equipment to BALP under a sublease agreement. Future minimum base rent sublease payments under the capital lease receivable are imputed using a 7.5% discount rate. The future minimum lease payments are as follows:

2011 ANNUAL FINANCIAL REVIEW    137

As at December 31, 2011

	Future minimum lease payments	Interest	Present value of minimum lease payments
Less than one year	$12,640	$6,372	$6,268
Between one and five years	59,800	19,566	40,234
More than five years	44,550	3,267	41,283

Total	$116,990	$29,205	$87,785

As at December 31, 2010

	Future minimum lease payments	Interest	Present value of minimum lease payments
Less than one year	$9,684	$6,191	$3,493
Between one and five years	53,901	22,232	31,669
More than five years	63,970	7,524	56,446

Total	$127,555	$35,947	$91,608

Included in finance income is $6,741,000 related to the finance lease receivable for the year ended December 31, 2011 (2010—$6,952,000).

The lease agreement includes supplemental lease payments which are classified as contingent rents. Annual supplemental rents of $30,000,000 (subject to CPI) per operating reactor are payable by BPLP to Ontario Power Generation Inc. (“OPG”). Should the hourly annual average price of electricity in Ontario fall below $30 per megawatt hour for any calendar year, the supplemental rent reduces to $12,000,000 per operating reactor.

BPLP leases the Bruce A nuclear generating plants and other property, plant and equipment to BALP under a sublease agreement. In accordance with the Sublease Agreement, BALP will participate in its share of supplemental rent and any subsequent adjustments. There were $58,460,000 in supplemental lease payments to OPG recognized in 2011 (2010—$54,352,000). Of this amount, $19,276,000 was reimbursed to BPLP from BALP during 2011 (2010—$18,960,000). The net amounts have been recognized in cost of products and services sold.

Additionally, the base rent payments during the renewal periods have been classified as contingent rents. The calculation of the renewal base rent payments is based on the proportion of operational BALP units versus BPLP units, contingent on the extent of use of the respective stations. These base rents will commence in 2019.

13.	Equity-Accounted Investees

	2011	2010
Beginning of year	$220,430	$222,564
Investment cost addition	10,026	13,582
Share of loss	(7,233)	(4,176)
Disposal of associate	—	(945)
Control of associate acquired (note 36)	(6,846)	—
Exchange differences and other	3,849	(10,595)

End of year	$220,226	$220,430

138    CAMECO CORPORATION

Summary financial information for Cameco’s equity-accounted investees, adjusted for the percentage of ownership held, is as follows:

	2011	2010	Jan 1/10
Current assets	$22,402	$35,954	$36,938
Non-current assets	51,129	44,667	30,482
Current liabilities	(3,669)	(1,439)	(1,687)
Non-current liabilities	(3,114)	(4,109)	(3,142)

Net Assets	$66,748	$75,073	$62,591

Revenue	$1,608	$3,580	$—
Expenses	(8,841)	(7,756)	—

Net Loss	$(7,233)	$(4,176)	$—

At December 31, 2011, the quoted value of the Company’s share in associates having shares listed on recognized stock exchanges was $30,268,000 (December 31, 2010—$103,186,000). The carrying value of these investments was $6,699,000 at December 31, 2011 (December 31, 2010—$9,998,000).

While the Company has less than a 20% interest in UrAmerica Ltd., it is considered to have significant influence because it has the right to appoint a director to the board.

14.	Accounts Payable and Accrued Liabilities

	2011	2010	Jan 1/10
Trade payables	$312,751	$263,147	$378,539
Non-trade payables	134,614	97,232	98,266
Payables due to related parties [note 37]	9,942	29,580	17,276

Total	$457,307	$389,959	$494,081

The Company’s exposure to currency and liquidity risk related to trade and other payables is disclosed in note 29.

15.	Short-Term Debt

	2011	2010	Jan 1/10
Promissory note payable	$73,059	$72,948	$76,762
BPLP	18,644	12,640	10,744

Total	$91,703	$85,588	$87,506

In 2008, a promissory note in the amount of $73,344,000 (US) was issued to finance the acquisition of GE-Hitachi Global Laser Enrichment LLC (GLE). The promissory note is payable on demand and bears interest at a market rate of 2.27%. At December 31, 2011, $71,838,000 (US) (2010—$73,344,000 (US)) was outstanding under this promissory note.

BPLP has a $150,000,000 working capital and operational letter of credit facility that is available until July 30, 2013, as well as $412,000,000 in letter of credit facilities. As at December 31, 2011, BPLP had $75,000,000 outstanding under the working capital ($59,000,000) and operational letter of credit facility ($16,000,000) (2010—$45,000,000) and $362,000,000 outstanding under the letter of credit facilities (2010—$270,000,000). Cameco’s share of the available facilities is $47,400,000 under the working capital and operational letter of credit facility and $130,190,000 in letter of credit facilities. As at December 31, 2011, Cameco’s share outstanding under the working capital ($18,644,000) and operational letter of credit facility ($5,056,000) was $23,700,000 (2010—$14,220,000) and $114,390,000 under the letter of credit facilities (2010—$85,320,000).

2011 ANNUAL FINANCIAL REVIEW    139

16.	Long-Term Debt

	2011	2010	Jan 1/10
Debentures - Series C	$298,993	$298,721	$298,449
Debentures - Series D	496,152	495,762	495,393
JV Inkai LLP	6,126	—	—

Total	$801,271	$794,483	$793,842

Cameco has $299,000,000 outstanding in senior unsecured debentures (Series C). These debentures bear interest at a rate of 4.70% per annum (effective interest rate of 4.79%) and mature on September 16, 2015.

On September 2, 2009, Cameco issued debentures (Series D) in the amount of $500,000,000. These debentures bear interest at a rate of 5.67% per annum (effective interest rate of 5.80%) and mature on September 2, 2019. The proceeds of the issue after deducting expenses were $495,300,000.

In February 2009, Cameco concluded an arrangement for a $100,000,000 unsecured revolving credit facility. The original maturity date of the facility was February 5, 2010, however, in November 2010, upon mutual agreement with the lender, this facility was further extended to February 4, 2012. On November 1, 2011, Cameco cancelled this facility.

On November 1, 2011, Cameco amended and extended the term of our $500,000,000 unsecured revolving credit facility that was maturing November 30, 2012. This credit facility was increased to $1,250,000,000 and now matures on November 1, 2016. Upon mutual agreement, the facility can be extended for an additional year on the anniversary date. In addition to direct borrowings under the facility, up to $100,000,000 can be used for the issuance of letters of credit and, to the extent necessary, it may be used to provide liquidity support for the Company’s commercial paper program. The facility ranks equally with all of our other senior debt. As of December 31, 2011 there were no amounts outstanding under this facility. The agreement provides the ability to increase the revolving credit facility above $1,250,000,000 by no less than increments of $50,000,000, up to a total of $1,750,000,000.

Cameco is bound by a covenant in its revolving credit facility. The covenant requires a funded debt to tangible net worth ratio equal to or less than 1:1. Non-compliance with this covenant could result in accelerated payment and termination of the revolving credit facility. At December 31, 2011, Cameco was in compliance with the covenant and does not expect its operating and investing activities in 2012 to be constrained by it.

Cameco has $693,094,000 ($400,614,000 and $287,591,000 (US)) in letter of credit facilities. The majority of the outstanding letters of credit at December 31, 2011 relate to future decommissioning and reclamation liabilities [note 19] and amounted to $664,575,000 ($395,606,000 and $264,186,000 (US)) (2010—$549,533,000 ($395,818,000 and $153,987,000 (US)).

Inkai has a $20,000,000 (US) revolving credit facility that is available until August 11, 2014. As at December 31, 2011, Inkai had $10,000,000 (US) outstanding under this facility. Cameco’s share of this facility and the amount outstanding under it is $12,000,000 (US) and $6,000,000 (US) respectively.

The table below represents currently scheduled maturities of long-term debt over the next five years.

2012	$—
2013	—
2014	6,126
2015	298,993
2016	—
Thereafter	496,152

Total	$801,271

140    CAMECO CORPORATION

17.	Finance Lease Obligation

BPLP holds a long-term lease with Ontario Power Generation Inc. (“OPG”) to operate the Bruce nuclear power facility. The initial term of the lease expires in 2018, with options to extend the lease for up to an additional 25 years. The interest rate associated with the lease is 7.5%. The future minimum lease payments are as follows:

As at December 31, 2011

	Future minimum lease payments	Interest	Present value of minimum lease payments
Less than one year	$25,280	$10,428	$14,852
Between one and five years	106,492	28,728	77,764
More than five years	57,512	4,294	53,218

Total	$189,284	$43,450	$145,834

As at December 31, 2010

	Future minimum lease payments	Interest	Present value of minimum lease payments
Less than one year	$24,648	$11,471	$13,177
Between one and five years	103,964	34,230	69,734
More than five years	85,320	9,220	76,100

Total	$213,932	$54,921	$159,011

Included in finance costs is $11,376,000 related to the finance lease obligation for the year ended December 31, 2011 (2010 - $12,324,000).

The lease agreement includes supplemental payments which are classified as contingent rents. Annual supplemental rents of $30,000,000 (subject to CPI) per operating reactor are payable by BPLP to Ontario Power Generation Inc. (“OPG”). Should the hourly annual average price of electricity in Ontario fall below $30 per megawatt hour for any calendar year, the supplemental rent reduces to $12,000,000 per operating reactor.

BPLP leases the Bruce A nuclear generating plants and other property, plant and equipment to BALP under a sublease agreement. In accordance with the Sublease Agreement, BALP will participate in its share of supplemental rent and any subsequent adjustments. There were $58,460,000 in supplemental lease payments to OPG recognized in 2011 (2010—$54,352,000). Of this amount, $19,276,000 was reimbursed to BPLP from BALP during 2011 (2010—$18,960,000). The net amounts have been recognized in cost of products and services sold.

Additionally, the base rent payments during the renewal periods have been classified as contingent rents. The calculation of the renewal base rent payments is based on the proportion of operational BALP units versus BPLP units, contingent on the extent of use of the respective stations. These base rents will commence in 2019.

2011 ANNUAL FINANCIAL REVIEW    141

18.	Other Liabilities

	2011	2010	Jan 1/10
Deferred sales	$13,739	$17,004	$24,982
Derivatives [note 29]	28,499	5,273	4,137
Defined benefit liability [note 28]	38,050	21,738	19,141
BPLP
Defined benefit liability [note 28]	468,363	349,129	229,599
Derivatives [note 29]	19,439	29,954	36,820
OPG loan	4,045	—	—
Other	6,624	8,079	13,009

	578,759	431,177	327,688
Less current portion	(50,495)	(28,228)	(29,297)

Total	$528,264	$402,949	$298,391

19.	Provisions

	Reclamation	Waste Disposal	Total
Balance at January 1, 2011	$344,426	$40,541	$384,967
Provisions made during the period	167,957	6,891	174,848
Provisions used during the period	(18,498)	(13,950)	(32,448)
Provisions reversed during the period	—	(8,927)	(8,927)
Unwinding of discount	12,266	1,161	13,427
Impact of foreign exchange	2,615	—	2,615

Balance at December 31, 2011	$508,766	$25,716	$534,482

Current	$9,979	$4,878	$14,857
Non-current	498,787	20,838	519,625

	$508,766	$25,716	$534,482

(a)	Reclamation Provision

Cameco’s estimates of future decommissioning obligations are based on reclamation standards that satisfy regulatory requirements. Elements of uncertainty in estimating these amounts include potential changes in regulatory requirements, decommissioning and reclamation alternatives and amounts to be recovered from other parties.

Cameco estimates total future decommissioning and reclamation costs for its existing operating assets to be $576,976,170. The expected timing of these outflows is based on life of mine plans with the majority of expenditures expected to occur after 2017. These estimates are reviewed by Cameco technical personnel as required by regulatory agencies or more frequently as circumstances warrant. In connection with future decommissioning and reclamation costs, Cameco has provided financial assurances of $664,214,040 in the form of letters of credit to satisfy current regulatory requirements.

The reclamation provision relates to the following segments:

	2011	2010
Uranium	$381,967	$262,159
Fuel Services	126,799	82,267

Total	$508,766	$344,426

142    CAMECO CORPORATION

(b)	Waste Disposal

The Fuel Services division consists of the Blind River Refinery, Port Hope Conversion Facility and Cameco Fuel Manufacturing. The refining, conversion and manufacturing processes generate certain uranium contaminated waste. These include contaminated combustible material (paper, rags, gloves, etc.), and contaminated non-combustible material (metal parts, soil from excavations, building and roofing materials, spent uranium concentrate drums, etc.). These materials can in some instances be recycled or reprocessed. A provision for waste disposal costs in respect of these materials is recognized when they are generated.

Cameco estimates total future costs related to existing waste disposal to be $26,794,900. The expected timing of these outflows is expected to occur within the next 5 years.

20.	Share Capital

Authorized share capital:

Unlimited number of first preferred shares

Unlimited number of second preferred shares

Unlimited number of voting common shares, and

One Class B share

(a)	Common Shares

Number Issued (Number of Shares)	2011	2010
Beginning of year	394,351,043	392,838,733

Issued:
Stock option plan [note 27]	394,380	1,512,310

Issued share capital	394,745,423	394,351,043

(b)	Class B share

One Class B share issued during 1988 and assigned $1 of share capital entitles the shareholder to vote separately as a class in respect of any proposal to locate the head office of Cameco to a place not in the province of Saskatchewan.

(c)	Dividends

Dividends on Cameco Corporation common shares are declared in Canadian dollars. For the year ended December 31, 2011, the dividend declared per share was $0.40 and $0.28 for the year ended December 31, 2010.

21.	Employee Benefit Expense

The following employee benefit expenses are included in cost of products and services sold, administration, exploration, research and development, Cigar Lake remediation expenses and property, plant and equipment.

	2011	2010
Wages and salaries	$513,830	$465,317
Statutory and company benefits	84,235	80,994
Equity-settled share-based compensation	24,139	17,138
Expenses related to defined benefit plans	25,759	19,459
Contributions to defined contribution plans	16,663	13,921
Cash-settled share-based compensation	(10,333)	2,902

Total	$654,293	$599,731

2011 ANNUAL FINANCIAL REVIEW    143

22.	Finance Costs

	2011	2010
Interest on long-term debt	$57,143	$56,338
Unwinding of discount on provisions	13,427	14,117
Other charges	3,179	8,609
Foreign exchange (gains) losses	(1,678)	5,110
Interest on short-term debt	1,597	2,005

Total	$73,668	$86,179

23.	Other Income

	2011	2010
Sale of investments	$4,623	$5,263
Other	297	(875)

Total	$4,920	$4,388

24.	Income Taxes

(a)	Significant Components of Deferred Tax Assets and Liabilities

	Recognized in Earnings		As at December 31
	2011	2010	2011	2010
Assets
Provision for reclamation	$47,645	$4,030	$159,455	$110,261
Foreign exploration and development	432	4,053	9,683	9,251
Income tax losses	55,702	(196,241)	67,072	11,370
Other	7,150	16,294	97,807	51,323

Deferred tax assets	$110,929	$(171,864)	$334,017	$182,205

Liabilities
Property, plant and equipment	$110,616	$(186,169)	$243,345	$134,278
Inventories	(3,301)	(1,318)	4,629	7,930
Long-term investments and other	(27,857)	(7,589)	12,816	40,673

Deferred tax liabilities	$79,458	$(195,076)	$260,790	$182,881

Net deferred tax asset (liability)	$31,471	$23,212	$73,227	$(676)

Deferred tax allocated as
Deferred tax assets			$81,392	$25,594
Deferred tax liabilities			(8,165)	(26,270)

Net deferred tax asset (liability)			$73,227	$(676)

144    CAMECO CORPORATION

(b)	Movement in Net Deferred Tax Assets and Liabilities

	2011	2010
Deferred tax liability at January 1	$(676)	$(83,646)
Expense for the year in net earnings	31,471	23,212
Expense for the year in other comprehensive income	38,951	62,826
Foreign exchange adjustments	3,481	(3,068)

Deferred tax asset (liability) at December 31	$73,227	$(676)

(c)	Significant Components of Unrecognized Deferred Tax Assets

	2011	2010
Income tax losses	$45,847	$30,255
Property, plant and equipment	27,328	20,348
Long-term investments and other	2,893	13,240

Unrecognized deferred tax assets at December 31	$76,068	$63,843

(d)	Tax Rate Reconciliation

The provision for income taxes differs from the amount computed by applying the combined expected federal and provincial income tax rate to earnings before income taxes. The reasons for these differences are as follows:

	2011	2010
Earnings before income taxes and non-controlling interest	$450,390	$509,466
Combined federal and provincial tax rate	28.4%	30.2%

Computed income tax expense	127,911	153,859
Increase (decrease) in taxes resulting from:
Change in income tax rates	7,582	(29,508)
Manufacturing and processing deduction	—	(3,846)
Difference between Canadian rate and rates applicable to subsidiaries in other countries	(184,901)	(143,347)
Change in unrecorded deferred tax assets	15,961	13,499
Other provincial taxes	2,935	1,409
Share-based compensation plans	4,295	2,696
Change in tax provision related to transfer pricing	27,000	3,000
Other permanent differences	10,972	5,665

Income tax expense	$11,755	$3,427

(e)	Reassessments

In 2008, as part of the ongoing annual audits of Cameco’s Canadian tax returns, Canada Revenue Agency (CRA) disputed the transfer pricing methodology used by Cameco and its wholly owned Swiss subsidiary, Cameco Europe Ltd. (CEL), in respect of sale and purchase agreements for uranium products. From December 2008 to date, CRA issued notices of reassessment for the taxation years 2003, 2004, 2005 and 2006, which have increased Cameco’s income for Canadian income tax purposes by approximately $43,000,000, $108,000,000, $197,000,000 and $243,000,000 respectively. No reassessment received to date has resulted in more than a nominal amount of cash taxes becoming payable due to the availability of elective deductions and tax loss carrybacks. Cameco believes it is likely that CRA will reassess Cameco’s tax returns for subsequent years on a similar basis.

CRA’s Transfer Pricing Review Committee has not imposed a transfer pricing penalty for any year reassessed to date.

2011 ANNUAL FINANCIAL REVIEW    145

Having regard to advice from its external advisors, Cameco’s opinion is that CRA’s position is incorrect, and Cameco is contesting CRA’s position. However, to reflect the uncertainties of CRA’s appeals process and litigation, Cameco has recorded a cumulative tax provision related to this matter for the years 2003 through the current period in the amount of $54,000,000. No provisions for penalties or interest have been recorded. Cameco does not expect more than a nominal amount of cash taxes to be payable due to the availability of elective deductions and tax loss carryovers. While the resolution of this matter may result in liabilities that are higher or lower than the reserve, management believes that the ultimate resolution will not be material to Cameco’s financial position, results of operations or liquidity over the period. However, an unfavourable outcome for the years 2003 to 2011 could be material to Cameco’s financial position, results of operations or cash flows in the year(s) of resolution.

Further to Cameco’s decision to contest CRA’s reassessments, Cameco is pursuing its appeal rights under the Income Tax Act.

(f)	Earnings and Income Taxes by Jurisdiction

	2011	2010
Earnings (loss) before income taxes
Canada	$(376,952)	$(63,213)
Foreign	827,342	572,679

	$450,390	$509,466

Current income taxes (recovery)
Canada	$(7,856)	$(12,280)
Foreign	51,082	38,919
	$43,226	$26,639
Deferred income taxes (recovery)
Canada	$(47,427)	$(27,339)
Foreign	15,956	4,127

	$(31,471)	$(23,212)

Income tax expense	$11,755	$3,427

(g)	Income Tax Losses

At December 31, 2011, income tax losses carried forward of $402,041,000 (2010—$136,242,000) are available to reduce taxable income. These losses expire as follows:

Date of expiry	Canada	US	Other	Total
2013	—	$216	—	$216
2019	—	—	3,057	3,057
2029	—	8,279	—	8,279
2030	410	10,783	—	11,193
2031	227,159	—	—	227,159
No expiry	—	—	152,137	152,137

	$227,569	$19,278	$155,194	$402,041

Included in the table above is $152,848,000 (2010—$101,000,000) of temporary differences related to loss carry forwards where no future benefit is realized.

146    CAMECO CORPORATION

(h)	Other Comprehensive Loss

Other comprehensive loss included on the consolidated statements of comprehensive income and the consolidated statements of changes in equity is presented net of income taxes. The following income tax amounts are included in each component of other comprehensive loss:

For the year ended December 31, 2011

	Before tax	Income tax recovery (expense)	Net of tax
Exchange differences on translation of foreign operations	$38,635	$—	$38,635
Gains on derivatives designated as cash flow hedges	10,717	(2,763)	7,954
Gains on derivatives designated as cash flow hedges transferred to net earnings	(25,506)	6,806	(18,700)
Unrealized gains on assets available-for-sale	311	(39)	272
Gains on assets available-for-sale transferred to net earnings	(2,209)	292	(1,917)
Defined benefit plan actuarial losses	(138,692)	34,655	(104,037)

	$(116,744)	$38,951	$(77,793)

For the year ended December 31, 2010

	Before tax	Income tax recovery (expense)	Net of tax
Exchange differences on translation of foreign operations	$6,435	$—	$6,435
Gains on derivatives designated as cash flow hedges	15,012	(2,977)	12,035
Gains on derivatives designated as cash flow hedges transferred to net earnings	(100,586)	29,400	(71,186)
Unrealized gains on assets available-for-sale	2,455	(330)	2,125
Gains on assets available-for-sale transferred to net earnings	(2,956)	399	(2,557)
Defined benefit plan actuarial losses	(145,316)	36,334	(108,982)

	$(224,956)	$62,826	$(162,130)

2011 ANNUAL FINANCIAL REVIEW    147

25. Per Share Amounts

Per share amounts have been calculated based on the weighted average number of common shares outstanding during the period. The weighted average number of paid shares outstanding in 2011 was 394,661,591 (2010 – 393,168,523).

	2011	2010
Basic earnings per share computation
Net earnings attributable to equity holders	$450,404	$516,391
Weighted average common shares outstanding	394,662	393,169

Basic earnings per common share	$1.14	$1.31

Diluted earnings per share computation
Net earnings attributable to equity holders	$450,404	$516,391
Weighted average common shares outstanding	394,662	393,169
Dilutive effect of stock options	817	1,850

Weighted average common shares outstanding, assuming dilution	395,479	395,019

Diluted earnings per common share	$1.14	$1.31

26. Statements of Cash Flows

Other Operating Items

	2011	2010
Changes in non-cash working capital:
Accounts receivable	$(158,779)	$8,509
Inventories	29,105	(73,524)
Supplies and prepaid expensesnv	8,094	(21,229)
Accounts payable and accrued liabilities	68,369	(123,634)
Other	(64,656)	(59,176)

Total	$(117,867)	$(269,054)

27. Share-Based Compensation Plans

The Company has the following equity-settled plans:

(a)	Stock Option Plan

The Company has established a stock option plan under which options to purchase common shares may be granted to officers and other employees of Cameco. Options granted under the stock option plan have an exercise price of not less than the closing price quoted on the TSX for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options vest over three years and expire eight years from the date granted. Options have not been awarded to directors since 2003 and the plan has been amended to preclude the issue of options to directors.

The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed 43,017,198, of which 26,486,819 shares have been issued.

148    CAMECO CORPORATION

Stock option transactions for the respective years were as follows:

(Number of Options)	2011	2010
Beginning of period	7,552,379	7,939,833
Options granted	1,630,069	1,515,945
Options forfeited	(261,978)	(391,089)
Options exercised [note 20]	(394,380)	(1,512,310)

End of period	8,526,090	7,552,379

Exercisable	5,556,417	4,814,761

Weighted average exercise prices were as follows

	2011	2010
Beginning of period	$30.26	$27.42
Options granted	39.10	28.90
Options forfeited	36.88	35.05
Options exercised	14.68	12.75

End of period	$32.47	$30.26

Exercisable	$32.16	$32.02

Total options outstanding and exercisable at December 31, 2011 were as follows:

		Options Outstanding		Options Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
		Remaining	Exercisable		Exercisable
Option Price Per Share	Number	Life	Price	Number	Price
$10.50 - 26.24	1,733,874	4.5	$16.83	1,269,076	$15.66
26.25 - 55.00	6,792,216	3.5	36.46	4,287,341	37.04

	8,526,090			5,556,417

The foregoing options have expiry dates ranging from March 9, 2012 to March 2, 2019

Non-vested stock option transactions for the respective years were as follows:

(Number of Options)	2011	2010
Beginning of period	2,737,618	2,389,685
Options granted	1,630,069	1,515,945
Options forfeited	(96,055)	(91,439)
Options vested	(1,301,959)	(1,076,573)

End of period	2,969,673	2,737,618

For the year ended December 31, 2011, Cameco has recorded a net expense of $14,803,000 (2010—$8,931,000), related to options that vested during the year.

2011 ANNUAL FINANCIAL REVIEW    149

(b)	Executive Performance Share Unit (PSU)

The Company has established a PSU plan whereby it provides each plan participant an annual grant of PSUs in an amount determined by the board. Each PSU represents one phantom common share that entitles the participant to a payment of one Cameco common share purchased on the open market, or cash at the board’s discretion, at the end of each three-year period if certain performance and vesting criteria have been met. The final value of the PSUs will be based on the value of Cameco common shares at the end of the three-year period and the number of PSUs that ultimately vest. Vesting of PSUs at the end of the three-year period will be based on total shareholder return over the three years, Cameco’s ability to meet its annual cash flow from operations targets and whether the participating executive remains employed by Cameco at the end of the three-year vesting period.

Cameco records compensation expense with an offsetting credit to contributed surplus to reflect the estimated fair value of PSUs granted to employees. For the year ended December 31, 2011, the amount recorded was $4,392,000 (2010—$3,679,000). As of December 31, 2011, the total PSUs held by the participants after adjusting for forfeitures on retirement was 310,413 (2010—395,360).

c)	Executive Restricted Share Unit (RSU)

In 2011, the Company established an RSU plan whereby it provides each plan participant an annual grant of RSUs in an amount determined by the board. Each RSU represents one phantom common share that entitles the participant to a payment of one Cameco common share purchased on the open market, or cash at the board’s discretion. The final value of the RSUs will be based on the value of Cameco common shares at the end of the three year vesting period.

Cameco records compensation expense with an offsetting credit to contributed surplus to reflect the estimated fair value of RSUs granted to employees. For the year ended December 31, 2011, the amount recorded was $297,000 (2010—nil). As of December 31, 2011, the total RSU’s held by the participants was 70,000 (2010 – nil).

The Company has the following cash-settled plans:

a)	Deferred Share Unit (DSU)

Cameco offers a deferred share unit plan to non-employee directors. A DSU is a notional unit that reflects the market value of a single common share of Cameco. 60% of each director’s annual retainer is paid in DSUs. In addition, on an annual basis, directors can elect to receive 25%, 50%, 75% or 100% of the remaining 40% of their annual retainer and any additional fees in the form of DSUs. If a director meets their ownership requirements, the director may elect to take 25%, 50%, 75% or 100% of their annual retainer and any fees in cash, with the balance, if any, to be paid in DSUs. Each DSU fully vests upon award. The DSUs will be redeemed for cash upon a director leaving the board. The redemption amount will be based upon the weighted average of the closing prices of the common shares of Cameco on the TSX for the last 20 trading days prior to the redemption date multiplied by the number of DSUs held by the director. As of December 31, 2011, the total DSUs held by participating directors was 380,851 (2010 – 354,276).

b)	Phantom Stock Option

Cameco makes annual grants of bonuses to eligible non-North American employees in the form of phantom stock options. Employees receive the equivalent value of shares in cash when exercised. Options granted under the phantom stock option plan have an award value equal to the closing price quoted on the TSX for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options vest over three years and expire eight years from the date granted. As of December 31, 2011, the number of options held by participating employees was 249,227 (2010—242,051) with exercise prices ranging from $10.51 to $46.88 per share (2010—$5.88 to $46.88) and a weighted average exercise price of $31.48 (2010—$29.97).

The fair value of the units granted through the PSU plan was determined based on Monte Carlo simulation. The fair value of all other share-based payment plans was measured based on the Black-Scholes option-pricing model. Expected volatility is estimated by considering historic average share price volatility.

150    CAMECO CORPORATION

The inputs used in the measurement of the fair values at grant date of the equity-settled share-based payment plans were as follows:

	Stock Option
	Plan	PSUs	RSUs
Number of options granted	1,630,069	146,450	70,000
Average strike price	$39.10	—	—
Expected dividend	$0.40	$0.00	$0.40
Expected volatility	39%	50%	39%
Risk-free interest rate	2.5%	2.2%	2.5%
Expected life of option	4.5 years	3 years	3 years
Expected forfeitures	15%	0%	0%
Weighted average grant date fair values	$12.57	$42.11	$25.44

In addition to these inputs, other features of the PSU grant were incorporated into the measurement of fair value. The market condition based on total shareholder return was incorporated by utilizing a Monte Carlo simulation. The non-market criteria relating to realized selling prices, production targets and cost control have been incorporated into the valuation at grant date by reviewing prior history and corporate budgets.

The inputs used in the measurement of the fair values at measurement date of the cash-settled share-based payment plans were as follows:

		Phantom Option
	DSUs	Plan
Number of units outstanding	380,851	249,227
Average strike price	—	$31.53
Expected dividend	$0.40	$0.40
Expected volatility	42%	42%
Risk-free interest rate	1.1%	1.1%
Expected life of option	3.5 years	3.5 years
Expected forfeitures	0%	0%
Weighted average measurement date fair values	$18.41	$2.17

Cameco also has an employee share ownership plan which commenced in 2007, whereby both employee and Company contributions are used to purchase shares on the open market for employees. The Company’s contributions are expensed during the year of contribution. Under the plan, employees have the opportunity to participate in the program to a maximum of 6% of eligible earnings each year with Cameco matching the first 3% of employee-paid shares by 50%. Cameco contributes $1,000 of shares annually to each employee that is enrolled in the plan. Shares purchased with Company contributions and with dividends paid on such shares, become unrestricted on January 1 of the second plan year following the date on which such shares were purchased. At December 31, 2011, there were 3,695 participants in the plan (2010 – 3,496). The total number of shares purchased in 2011 on behalf of participants, including the Company contribution, was 257,747 shares (2010 – 214,795). In 2011, the Company’s contributions totaled $4,647,000 (2010—$4,528,000).

Cameco has recognized the following expenses (recoveries) under these plans:

	2011	2010
Deferred share units	$(7,725)	$1,971
Phantom stock options	(2,608)	931
Employee share ownership plan	4,647	6,608

At December 31, 2011, a liability of $7,479,000 (2010—$17,581,000) was included in the statement of financial position to recognize accrued but unpaid expenses for these plans.

2011 ANNUAL FINANCIAL REVIEW    151

28.	Pension and Other Post-Retirement Benefits

Cameco maintains both defined benefit and defined contribution plans providing pension and post-retirement benefits to substantially all of its employees.

Under the defined pension benefit plans, Cameco provides benefits to retirees based on their length of service and final average earnings. The non-pension post-retirement plan covers such benefits as group life and supplemental health insurance to eligible employees and their dependants. The costs related to the non-pension post-retirement plans are charged to earnings in the period during which the employment services are rendered. However, these future obligations are not funded.

The effective date for the most recent valuations for funding purposes on the pension benefit plans is January 1, 2009. The next planned effective date for valuation for funding purposes of the pension benefit plans is set to be January 1, 2012.

A reconciliation of the funded status of the benefit plans to the financial statements is as follows:

	Pension Benefit Plans		Other Benefit Plans
	2011	2010	2011	2010
Fair value of plans assets, beginning of year	$27,135	$24,209	$—	$—
Expected return on assets	880	778	—	—
Actuarial gain (loss)	(562)	2,961	—	—
Employer contributions	1,875	1,158	—	—
Benefits paid	(7,562)	(1,971)	—	—

Fair value of plan assets, end of year	$21,766	$27,135	$—	$—

Defined benefit obligation, beginning of year	$35,518	$30,840	$13,355	$12,019
Current service cost	1,283	1,330	727	880
Interest cost	1,948	1,905	747	1,057
Actuarial loss	12,934	3,535	1,803	—
Past service cost	—	—	688	—
Benefits paid	(7,562)	(2,011)	(1,044)	(601)
Foreign exchange	(10)	(81)	—	—

Defined benefit obligation, end of year	$44,111	$35,518	$16,276	$13,355

Funded status of plans—deficit	$(22,345)	$(8,383)	$(16,276)	$(13,355)
Unrecognized past service cost	—	—	571	—

Defined benefit liability [note 18]	$(22,345)	$(8,383)	$(15,705)	$(13,355)

The actual return on plan assets for the pension benefit plans for the year ended December 31, 2011 was $318,400 (2010—$3,739,300).

The percentages of the total fair value of assets in the pension plans for each asset category at December 31 were as follows:

	Pension Benefit Plans
	2011	2010
Asset Category (i)
Equity securities	22%	26%
Fixed income	20%	22%
Other (ii)	58%	52%

Total	100%	100%

(i)	The defined benefit plan assets contain no material amounts of related party assets at December 31, 2011 and 2010 respectively.

152    CAMECO CORPORATION

(ii)

Relates to the value of the refundable tax account held by the Canada Revenue Agency. The refundable total is approximately equal to half of the sum of the realized investment income plus employer contributions less half of the benefits paid by the plan.

The following represents the components of net pension and other benefit expense included primarily as part of administration expense:

	Pension Benefit Plans		Other Benefit Plans
	2011	2010	2011	2010
Current service cost	$1,283	$1,330	$727	$880
Interest cost	1,948	1,905	747	1,057
Expected return on plan assets	(880)	(778)	—	—
Past service cost	—	—	117	—

Defined benefit pension expense	2,351	2,457	1,591	1,937
Defined contribution pension expense	16,663	13,921	—	—

Net pension and other benefit expense	$19,014	$16,378	$1,591	$1,937

The assumptions used to determine the Company’s defined benefit obligation and net pension and other benefit expense were as follows at December 31:

	Pension Benefit Plans		Other Benefit Plans
	2011	2010	2011	2010
Discount rate	4.5%	5.5%	4.5%	5.5%
Rate of compensation increase	4.0%	4.5%	—	—
Long-term rate of return on assets	5.9%	5.9%	—	—

Health care cost trend rate	—	—	9.0%	9.0%

The long-term rate of return on assets has been determined using an asset model that takes into account the allocation of assets among various asset classes, the expected rate of return on each asset class, the variability of returns and the correlation of returns among asset classes.

An increase of one percent in the assumed health care cost trend rate would increase the aggregate of the current service cost and interest cost components of other benefit expense by $23,100 and increase the defined benefit obligation for these plans by $261,000. A decrease of one percent in the assumed health care cost trend rate would decrease the aggregate of the current service cost and interest cost components of other benefit expense by $30,800 and decrease the defined benefit obligation for these plans by $316,800.

The total amount of actuarial losses recognized in other comprehensive income is:

	Pension Benefit Plans		Other Benefit Plans
	2011	2010	2011	2010
Balance at beginning of year	$574	$—	$—	$—
Recognized during the year	13,496	574	1,803	—

	$14,070	$574	$1,803	$—

2011 ANNUAL FINANCIAL REVIEW    153

The following table presents historical information on both the pension and other benefit plans:

	Pension Benefit Plans		Other Benefit Plans
	2011	2010	2011	2010
Fair value of plan assets	$21,766	$27,135	$—	$—
Present value of defined benefit obligation	44,111	35,518	16,276	13,355

Deficit in the plan	$(22,345)	$(8,383)	$(16,276)	$(13,355)

Experience adjustments arising on plan assets	(2.6)%	10.9%	—	—
Experience adjustments arising on plan liabilities	29.3%	10.0%	11.1%	—

The following are the contributions expected to be paid to the plans during the annual period beginning after the end of the current reporting period:

2012
Employer contribution to funded pension plans	$11,898
Benefits paid for unfunded benefit plans	788
Cash contributions to defined contribution plans	17,329

BPLP

BPLP has a funded registered pension plan and an unfunded supplemental pension plan. The funded plan is a contributory, defined benefit plan covering all employees up to the limits imposed by the Income Tax Act. The supplemental pension plan is a non-contributory, defined benefit plan covering all employees with respect to benefits that exceed the limits under the Income Tax Act. These plans are based on years of service and final average salary.

BPLP also has other post-retirement benefit and other post-employment benefit plans that provide for group life insurance, health care and long-term disability benefits. These plans are non-contributory.

The effective date for the most recent valuations for funding purposes on the pension benefit plans is January 1, 2011. The next planned effective date for valuation for funding purposes of the pension benefit plans is set to be January 1, 2012. The status of Cameco’s proportionate share (31.6%) of the defined plans is as follows:

154    CAMECO CORPORATION

A reconciliation of the funded status of the benefit plans to the financial statements is as follows:

	Pension Benefit Plans		Other Benefit Plans
	2011	2010	2011	2010
Fair value of plans assets, beginning of year	$717,320	$635,293	$—	$—
Expected return on plan assets	50,484	44,490	—	—
Actuarial gain (loss)	(26,300)	11,692
Employer contributions	41,294	50,012	—	—
Plan participants’ contributions	7,900	6,630	—	—
Benefits paid	(32,046)	(30,797)	—	—

Fair value of plan assets, end of year	$758,652	$717,320	$—	$—

Defined benefit obligation, beginning of year	$887,419	$711,636	$181,011	$151,826
Current service cost	26,752	18,329	9,312	7,422
Interest cost	47,122	42,478	9,424	8,960
Actuarial loss	81,064	139,143	16,029	17,291
Plan participants’ contributions	7,900	6,630	—	—
Benefits paid	(32,804)	(30,797)	(4,683)	(4,488)

Defined benefit obligation, end of year	$1,017,453	$887,419	$211,093	$181,011

Funded status of plans – deficit	$(258,801)	$(170,099)	$(211,093)	$(181,011)
Unrecognized past service cost	—	—	1,531	1,981

Defined benefit liability [note 18]	$(258,801)	$(170,099)	$(209,562)	$(179,030)

The actual return on plan assets for the pension benefit plans for the year ended December 31, 2011 was $24,184,000 (2010—$56,182,000).

The percentages of the total fair value of assets in the pension plans for each asset category at December 31 were as follows:

	Asset Allocation		Target Allocation
	2011	2010	2011	2010
Asset Category (i)
Equity securities	55%	59%	60%	60%
Fixed income	43%	39%	40%	40%
Cash	2%	2%	—	—

Total	100%	100%	100%	100%

(i)	The defined benefit plan assets contain no material amounts of related party assets at December 31, 2011.

The assets of the pension plan are managed on a going concern basis subject to legislative restrictions. The plan’s investment policy is to maximize returns within an acceptable risk tolerance. Pension assets are invested in a diversified manner with consideration given to the demographics of the plan participants.

2011 ANNUAL FINANCIAL REVIEW    155

The following represents the components of net pension and other benefit expense included primarily as part of cost of products and services sold:

	Pension Benefit Plans		Other Benefit Plans
	2011	2010	2011	2010
Current service cost	$26,752	$18,329	$9,312	$7,422
Interest cost	47,122	42,478	9,424	8,960
Expected return on plan assets	(50,484)	(44,490)	—	—
Past service cost	—	—	450	450

Net pension and other benefit expense	$23,390	$16,317	$19,186	$16,832

The assumptions used to determine BPLP’s defined benefit obligation and net pension and other benefit expense related to the pension benefit and other benefit plans were as follows:

	Pension Benefit Plans		Other Benefit Plans
	2011	2010	2011	2010
Discount rate	4.8%	5.3%	4.6%	5.1%
Rate of compensation increase	3.5%	3.5%	3.5%	3.5%
Long-term rate of return on assets	7.0%	7.0%	—	—
Initial health care cost trend rate	—	—	8.5%	9.5%
Cost trend rate declines to	—	—	5.0%	5.0%
Year the rate reaches its final level	—	—	2019	2019

The overall expected rate of return is a weighted average of the expected returns of the various categories of plan assets held. The assessment of the expected returns is based on historical return trends with reference to market interest rates at the measurement date on high-quality debt instruments with cash flows that match the timing and amount of expected future benefit payments.

An increase of one percent in the assumed health care cost trend rate would increase the aggregate of the current service cost and interest cost components of other benefit expense by $3,661,000 and increase the defined benefit obligation for these plans by $35,363,000. A decrease of one percent in the assumed health care cost trend rate would decrease the aggregate of the current service cost and interest cost components of other benefit expense by $2,736,000 and decrease the defined benefit obligation for these plans by $27,554,000.

The total amount of actuarial losses recognized in other comprehensive income is:

	Pension Benefit Plans		Other Benefit Plans
	2011	2010	2011	2010
Balance at beginning of year	$127,451	$—	$17,291	$—
Recognized during the year	107,364	127,451	16,029	17,291

	$234,815	$127,451	$33,320	$17,291

156    CAMECO CORPORATION

The following table presents historical information on both the pension and other benefit plans:

	Pension Benefit Plans		Other Benefit Plans
	2011	2010	2011	2010
Fair value of plan assets	$758,652	$717,320	$—	$—
Present value of defined benefit obligation	1,017,453	887,419	211,093	181,011

Deficit in the plan	$(258,801)	$(170,099)	$(211,093)	$(181,011)

Experience adjustments arising on plan assets	(3.5)%	1.6%	—	—
Experience adjustments arising on plan liabilities	8.0%	15.7%	7.6%	9.6%

The following are the contributions expected to be paid to the plans during the annual period beginning after the end of the current reporting period:

2012
Employer contribution to funded pension plans	$73,786
Benefits paid for unfunded benefit plans	6,162

29.	Financial Instruments and Related Risk Management

Cameco is exposed in varying degrees to a variety of risks from its use of financial instruments. Management and the board of directors, both separately and together, discuss the principal risks of our businesses. The board sets policies for the implementation of systems to manage, monitor and mitigate identifiable risks. Cameco’s risk management objective in relation to these instruments is to protect and minimize volatility in cash flow. The types of risks Cameco is exposed to, the source of risk exposure and how each is managed, is outlined below.

Market Risk

Market risk is the risk that changes in market prices, such as commodity prices, foreign currency exchange rates and interest rates, will affect the Company’s earnings or the fair value of its financial instruments. Cameco engages in various business activities which expose the Company to market risk. As part of its overall risk management strategy, Cameco uses derivatives to manage some of its exposures to market risk that result from these activities.

Derivative instruments may include financial and physical forward contracts. Such contracts may be used to establish a fixed price for a commodity, an interest-bearing obligation or a cash flow denominated in a foreign currency. Market risks are monitored regularly against defined risk limits and tolerances.

Cameco’s actual exposure to these market risks is constantly changing as the Company’s portfolios of foreign currency and commodity contracts change. Changes in fair value or cash flows based on market variable fluctuations cannot be extrapolated as the relationship between the change in the market variable and the change in fair value or cash flow may not be linear.

The types of market risk exposure and the way in which such exposure is managed are as follows:

(a)	Commodity Price Risk

As a significant producer and supplier of uranium, nuclear fuel processing and electricity, Cameco bears significant exposure to changes in prices for these products. A substantial change in prices will affect the Company’s net earnings and operating cash flows. Prices for Cameco’s products are volatile and are influenced by numerous factors beyond the Company’s control, such as supply and demand fundamentals, geopolitical events and, in the case of electricity prices, weather.

Cameco’s sales contracting strategy focuses on reducing the volatility in future earnings and cash flow, while providing both protection against decreases in market price and retention of exposure to future market price increases. To mitigate the risks associated with the fluctuations in the market price for uranium products, Cameco seeks to maintain a portfolio of uranium product sales contracts with a variety of delivery dates and pricing mechanisms that provide a degree of protection from pricing volatility.

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To mitigate risks associated with fluctuations in the market price for electricity, BPLP enters into various fixed price energy sales contracts that qualify as cash flow hedges. These instruments have terms ranging from 2012 to 2016. The periods in which the cash flows associated with these cash flow hedges are expected to occur and when they are expected to impact earnings are as follows:

	Cash flows	Earnings impact
2012	$20,373	$15,879
2013	5,526	3,555
2014	556	237
2015	82	—
2016	1	—

Total	$26,538	$19,671

The maximum length of time BPLP is hedging its exposure to the variability in future cash flows related to electricity prices on anticipated transactions is six years. For the year ended December 31, 2011, a net unrealized loss of $3,141,000 (2010 – net unrealized loss of $2,998,000) was recognized for the ineffective portion of cash flow hedges.

At December 31, 2011, the effect of a $1/MWh increase in the market price for electricity would be a decrease of $171,000 in net earnings and a decrease in other comprehensive income of $868,000 for 2011.

(b)	Foreign Exchange Risk

The relationship between the Canadian and US dollars affects financial results of the uranium business as well as the fuel services business. Sales of uranium and fuel services are routinely denominated in US dollars while production costs are largely denominated in Canadian dollars.

Cameco attempts to provide some protection against exchange rate fluctuations by planned hedging activity designed to smooth volatility. To mitigate risks associated with foreign currency, Cameco enters into forward sales contracts to establish a price for future delivery of the foreign currency. These forward sales contracts are not designated as hedges and are recorded at fair value with changes in fair value recognized in earnings. Cameco also has a natural hedge against US currency fluctuations because a portion of its annual cash outlays, including purchases of uranium and fuel services, is denominated in US dollars.

At December 31, 2011, the effect of a $0.01 increase in the US to Canadian dollar exchange rate on our portfolio of currency hedges and other US denominated exposures would have been a decrease of $9,800,000 in net earnings for 2011.

(c)	Interest Rate Risk

Cameco is exposed to interest rate risk through its interest rate swap contracts whereby fixed rate payments on a notional amount of $155,000,000 of the Series C senior unsecured debentures were swapped for variable rate payments. The swaps terminate on March 16, 2015. Under the terms of the swaps, Cameco makes interest payments based on three-month Canada Dealer Offered Rate plus an average margin of 1.83% and receives fixed interest payments of 4.7%. To mitigate this risk, Cameco entered into interest rate cap arrangements, effective March 18, 2013, whereby the three-month Canada Dealer Offered Rate was capped at 5.0% such that total variable payments will not exceed, on average 6.83%. At December 31, 2011, the mark-to-market gain on Cameco’s interest rate swaps and caps less premiums paid was $7,165,000 (2010 – $1,458,000).

At December 31, 2011, the effect of a 1% increase in the three-month bankers’ acceptance rate would be a decrease in net earnings of $3,260,000.

158    CAMECO CORPORATION

Counterparty Credit Risk

Counterparty credit risk is associated with the ability of counterparties to satisfy their contractual obligations to Cameco, including both payment and performance. Cameco’s sales of uranium product, conversion and fuel manufacturing services expose the Company to the risk of non-payment.

Cameco manages the risk of non-payment by monitoring the credit worthiness of our customers and seeking pre-payment or other forms of payment security from customers with an unacceptable level of credit risk. To mitigate risks associated with certain financial assets, Cameco will hold positions with a variety of large creditworthy institutions.

Cameco is exposed to credit risk on its cash and cash equivalents, short-term investments, accounts receivable and derivative assets. The maximum exposure to credit risk, as represented by the carrying amount of the financial assets at December 31, was:

	2011	2010	Jan 1/10
Cash and cash equivalents	$399,279	$376,621	$1,101,229
Short-term investments	804,141	883,032	202,836
Accounts receivable	595,506	433,386	431,783
Derivative assets	71,402	127,842	210,381

At December 31, 2011, there were no significant concentrations of credit risk and no amounts were held as collateral. Historically, Cameco has experienced minimal customer defaults and, as a result, considers the credit quality of its accounts receivable to be high. All accounts receivable at the reporting date are neither past due nor impaired.

Liquidity Risk

Financial liquidity represents Cameco’s ability to fund future operating activities and investments. Cameco ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover the likely short-term and long-term cash requirements.

The table below outlines the Company’s available debt facilities at December 31, 2011:

		Outstanding	Amount
	Total Amount	and Committed	Available
Unsecured revolving credit facility	$1,250,000	$—	$1,250,000
Letter of credit facility	693,094	693,094	—
Inkai revolving credit facility (Cameco’s share)	12,204	6,126	6,078
BPLP working capital and operational letter of creditfacility (Cameco’s share) (a)	47,400	23,700	23,700
BPLP letter of credit facilities (Cameco’s share)	130,190	114,390	15,800

(a)	The amount outstanding and committed includes $18,644,000 relating to working capital and $5,056,000 of operational letters of credit.

2011 ANNUAL FINANCIAL REVIEW    159

The tables below present a maturity analysis of Cameco’s financial liabilities, including principal and interest, based on the expected cash flows from the reporting date to the contractual maturity date.

	Carrying	Contractual	Due in less	Due in	Due in	Due after
	Amount	Cash Flows	than 1 year	1-3 years	3-5 years	5 years
Accounts payable and accrued liabilities	$457,307	$457,307	$457,307	$—	$—	$—
Short-term debt	91,703	91,703	91,703	—	—	—
Long-term debt	801,271	806,126	—	6,126	300,000	500,000
BPLP lease	145,834	145,834	14,852	34,572	43,192	53,218
Energy and sales contracts	20,078	20,078	16,913	2,752	413	—
Foreign currency contracts	26,555	26,555	26,555	—	—	—
Interest rate contracts	1,305	1,305	—	—	1,305	—

Total contractual repayments	$1,544,053	$1,548,908	$607,330	$43,450	$344,910	$553,218

		Due in less	Due in	Due in	Due after
	Total	than 1 year	1-3 years	3-5 years	5 years
Interest on short-term debt	$2,007	$2,007	$—	$—	$—
Interest on long-term debt	270,210	42,609	85,156	66,688	75,757
Interest on BPLP lease	43,450	10,435	17,252	11,475	4,288

Total interest payments	$315,667	$55,051	$102,408	$78,163	$80,045

Fair Value

All financial instruments measured at fair value are categorized into one of three hierarchy levels, described below, for disclosure purposes. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities:

Level 1 – Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 – Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3 – Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

When the inputs used to measure fair value fall within more than one level of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measure in its entirety.

Except as otherwise disclosed, the fair market value of Cameco’s financial assets and liabilities approximates the carrying amount as a result of the short-term nature of the instruments, or the variable interest rate associated with the instruments, or the fixed interest rate of the instruments being similar to market rates.

The fair value of Cameco’s privately held available-for-sale securities, as described in note 12, has not been disclosed because of the unavailability of a quoted market price in an active market. Cameco does not currently have plans to dispose of this investment.

160    CAMECO CORPORATION

The following tables present Cameco’s fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis.

As at December 31, 2011

	Level 1	Level 2	Level 3	Total
Derivative instrument assets	$—	$69,190	$2,212	$71,402
Available-for-sale securities [notes 7,12]	804,141	—	—	804,141
Derivative instrument liabilities	—	(47,622)	(316)	(47,938)

Net	$804,141	$21,568	$1,896	$827,605

As at December 31, 2010

	Level 1	Level 2	Level 3	Total
Derivative instrument assets	$—	$122,786	$5,056	$127,842
Available-for-sale securities [notes 7,12]	889,065	—	—	889,065
Derivative instrument liabilities	—	(35,227)	—	(35,227)

Net	$889,065	$87,559	$5,056	$981,680

As at January 1, 2010

	Level 1	Level 2	Level 3	Total
Derivative instrument assets	$—	$197,381	$13,000	$210,381
Available-for-sale securities [notes 7,12]	207,473	—	—	207,473
Derivative instrument liabilities	—	(39,957)	(1,000)	(40,957)

Net	$207,473	$157,424	$12,000	$376,897

The fair value of a financial instrument is the amount at which the financial instrument could be exchanged in an arm’s-length transaction between knowledgeable and willing parties under no compulsion to act. Fair values of identical instruments traded in active markets are determined by reference to last quoted prices, in the most advantageous active market for that instrument. In the absence of an active market, we determine fair values based on quoted prices for instruments with similar characteristics and risk profiles. Fair values of financial instruments determined using valuation models require the use of inputs. In determining those inputs, we look primarily to external, readily observable market inputs, when available, including factors such as interest rate yield curves, currency rates, and price and rate volatilities, as applicable. In some circumstances, we use input parameters that are not based on observable market data. In these cases, we may adjust model values to reflect the valuation uncertainty in order to determine what the fair value would be based on the assumptions that market participants would use in pricing the financial instrument. These adjustments are made in order to determine the fair value of the instruments.

We make valuation adjustments for the credit risk of our derivative portfolios in order to arrive at their fair values. These adjustments take into account the creditworthiness of our counterparties.

Financial instruments classified as available-for-sale comprise actively traded debt and equity securities and are carried at fair value based on available quoted prices.

2011 ANNUAL FINANCIAL REVIEW    161

There were no significant transfers between level 1 and level 2 of the fair value hierarchy. The following table presents a reconciliation of the beginning and ending balances of those financial instruments in level 3 of the fair value hierarchy:

	2011	2010
Balance at beginning of year	$5,056	$12,000
Losses recognized in earnings	632	12,324
Unrealized losses previously recognized in other components of equity	632	3,476
Transfers into level 3	—	2,528
Transfers out of level 3	(4,424)	(25,272)

	$1,896	$5,056

Transfers into level 3 are comprised of BPLP derivative financial instruments with contract terms extending beyond 36 months.

Derivatives

The following tables summarize the fair value of derivatives and classification on the statements of financial position:

As at December 31, 2011

	Cameco	BPLP	Total
Non-hedge derivatives:
Embedded derivatives – sales contracts	$(639)	$8,033	$7,394
Foreign currency contracts	(17,633)	—	(17,633)
Interest rate contracts	7,165	—	7,165
Cash flow hedges:
Energy and sales contracts	—	26,538	26,538

Net	$(11,107)	$34,571	$23,464

Classification:
Current portion of long-term receivables, investmentsand other [note 12]	$8,922	$42,088	$51,010
Long-term receivables, investments and other [note 12]	8,470	11,922	20,392
Current portion of other liabilities [note 18]	(26,555)	(16,913)	(43,468)
Other liabilities [note 18]	(1,944)	(2,526)	(4,470)

Net	$(11,107)	$34,571	$23,464

162    CAMECO CORPORATION

As at December 31, 2010

	Cameco	BPLP	Total
Non-hedge derivatives:
Embedded derivatives – sales contracts	$(3,864)	$18,877	$15,013
Foreign currency contracts	47,144	—	47,144
Interest rate contracts	1,458	—	1,458
Cash flow hedges:
Energy and sales contracts	—	29,000	29,000

Net	$44,738	$47,877	$92,615

Classification:
Current portion of long-term receivables, investments and other [note 12]	$46,629	$44,505	$91,134
Long-term receivables, investments and other [note 12]	3,382	33,326	36,708
Current portion of other liabilities [note 18]	(377)	(20,662)	(21,039)
Other liabilities [note 18]	(4,896)	(9,292)	(14,188)

Net	$44,738	$47,877	$92,615

As at January 1, 2010

	Cameco	BPLP	Total
Non-hedge derivatives:
Embedded derivatives – sales contracts	$(2,736)	$9,082	$6,346
Foreign currency contracts	67,031	—	67,031
Cash flow hedges:
Energy and sales contracts	—	96,047	96,047

Net	$64,295	$105,129	$169,424

Classification:
Current portion of long-term receivables, investments and other [note 12]	$66,972	$87,439	$154,411
Long-term receivables, investments and other [note 12]	1,460	54,510	55,970
Current portion of other liabilities [note 18]	(445)	(19,595)	(20,040)
Other liabilities [note 18]	(3,692)	(17,225)	(20,917)

Net	$64,295	$105,129	$169,424

The following tables summarize different components of the gains (losses) on derivatives:

For the year ended December 31, 2011

	Cameco	BPLP	Total
Non-hedge derivatives:
Embedded derivatives – sales contracts	$3,264	$(952)	$2,312
Foreign currency contracts	(11,586)	—	(11,586)
Interest rate contracts	7,998	—	7,998
Cash flow hedges:
Energy and sales contracts	—	(3,141)	(3,141)

Net	$(324)	$(4,093)	$(4,417)

2011 ANNUAL FINANCIAL REVIEW    163

For the year ended December 31, 2010

	Cameco	BPLP	Total
Non-hedge derivatives:
Embedded derivatives – sales contracts	$(1,623)	$(2,785)	$(4,408)
Foreign currency contracts	80,107	—	80,107
Interest rate contracts	2,482	—	2,482
Cash flow hedges:
Energy and sales contracts	—	(2,998)	(2,998)

Net	$80,966	$(5,783)	$75,183

30.	Capital Management

Cameco’s capital structure reflects our vision and the environment in which we operate. We seek growth through development and expansion of existing assets and by acquisition. Our capital resources are managed to support achievement of our goals. The overall objectives for managing capital remained unchanged in 2011 from the prior comparative period.

Cameco’s management considers its capital structure to consist of long-term debt, finance lease obligation, short-term debt (net of cash and cash equivalents), non-controlling interest and shareholders’ equity.

The capital structure at December 31, 2011 was as follows:

	2011	2010	Jan 1/10
Long-term debt	$801,271	$794,483	$793,842
Finance lease obligation	145,834	159,011	170,640
Short-term debt	91,703	85,588	87,506
Cash and cash equivalents	(399,279)	(376,621)	(1,101,229)
Short-term investments	(804,141)	(883,032)	(202,836)

Net debt	(164,612)	(220,571)	(252,077)

Non-controlling interest	185,938	178,139	164,040
Shareholders’ equity	4,919,567	4,690,313	4,426,060

Total equity	5,105,505	4,868,452	4,590,100

Total capital	$4,940,893	$4,647,881	$4,338,023

Cameco is bound by certain covenants in its general credit facilities. These covenants place restrictions on total debt, including guarantees, and set minimum levels for net worth. As of December 31, 2011, Cameco met these requirements.

31.	Commitments and Contingencies

(a)	On February 12, 2004, Cameco, Cameco Bruce Holdings II Inc., BPC Generation Infrastructure Trust (“BPC”) and TransCanada Pipelines Limited (“TransCanada”) (collectively, the “Consortium”), sent a notice of claim to British Energy Limited and British Energy International Holdings Limited (collectively, “BE”) requesting, amongst other things, indemnification for breach of a representation and warranty contained in the February 14, 2003, Amended and Restated Master Purchase Agreement. The alleged breach is that the Unit 8 steam generators were not “in good condition, repair and proper working order, having regard to their use and age.” This defect was discovered during a planned outage conducted just after closing. As a result of this defect, the planned outage had to be significantly extended. The Consortium has claimed damages in the amount of $64,558,200 being 79.8% of the $80,900,000 of damages actually incurred, plus an unspecified amount to take into account the reduced operating life of the steam generators. By agreement of the parties, an arbitrator has been appointed to arbitrate the claims.

The Consortium served its claim on October 21, 2008, and has amended it as required, most recently on August 7, 2009. BE served its answer and counter-statement on December 22, 2008, most recently amended on March 25, 2010, and the Consortium served its reply and answer to counter-statement on January 22, 2009, most recently amended on August 7, 2009.

164    CAMECO CORPORATION

The Unit 8 steam generators require on-going monitoring and maintenance as a result of the defect. In addition to the $64,558,200 in damages sought in the notice of claim, the claim seeks an additional $4,900,000 spent on inspection, monitoring and maintenance of Unit 8, and $31,900,000 in costs for future monitoring and maintenance, as well as repair costs and lost revenue due to anticipated unplanned outages as a consequence of the defect in Unit 8. The initial claim had also sought damages for the early replacement of the Unit 8 steam generators due to the defect shortening their useful operating lives. However, subsequent inspection data and analysis of the condition of the Unit 8 steam generators indicates that they will continue to function until the end of the Consortium’s lease of the Bruce Power facility in 2018, as was expected at the time the MPA was entered into. The claim for early replacement was thus abandoned via an amendment to the claim on August 7, 2009. The arbitration hearing was completed on November 23, 2010 and final oral arguments were heard July 19 through 21, 2011 and a decision is pending.

In anticipation of this claim, BE issued on February 10, 2006, and then served on Ontario Power Generation Inc. (“OPG”) and BPLP a Statement of Claim. This Statement of Claim seeks damages for any amounts that BE is found liable to pay to the Consortium in connection with the Unit 8 steam generator arbitration described above, damages in the amount of $500,000,000, costs and pre and post judgment interest amongst other things. Further proceedings in this action are on hold pending completion of the arbitration hearing.

(b)	Annual supplemental rents of $30,000,000 (subject to CPI) per operating reactor are payable by BPLP to Ontario Power Generation Inc. (“OPG”). Should the hourly annual average price of electricity in Ontario fall below $30 per megawatt hour for any calendar year, the supplemental rent reduces to $12,000,000 per operating reactor. In accordance with the Sublease Agreement, BALP will participate in its share of any adjustments to the supplemental rent.

(c)	Cameco, TransCanada and BPC have assumed the obligations to provide financial guarantees on behalf of BPLP. Cameco has provided the following financial assurances, with varying terms that range from 2012 to 2018:

i)	Guarantees to customers under power sales agreements of up to $19,000,000. At December 31, 2011, Cameco’s actual exposure under these agreements was $10,800,000.

ii)	Termination payments to OPG pursuant to the lease agreement of $58,300,000. The fair value of these guarantees is nominal.

(d)	Under a supply contract with the Ontario Power Authority (“OPA”), BPLP is entitled to receive payments from the OPA during periods when the market price for electricity in Ontario is lower than the floor price defined under the agreement during a calendar year. On July 6, 2009, BPLP and the OPA amended the supply contract such that beginning in 2009, the annual payments received will not be subject to repayment in future years. Previously, the payments received under the agreement were subject to repayment during the entire term of the contract, dependent on the spot price in future periods. BPLP’s entitlement to receive these payments remains in effect until December 31, 2019 but the generation that is subject to these payments starts to decrease in 2016, reflecting the original estimated lives for the Bruce B units. During 2011, BPLP recorded $498,000,000 under this agreement which was recognized as revenue with Cameco’s share being $157,000,000.

32.	Segmented Information

Cameco has three reportable segments: uranium, fuel services and electricity. The uranium segment involves the exploration for, mining, milling, purchase and sale of uranium concentrate. The fuel services segment involves the refining, conversion and fabrication of uranium concentrate and the purchase and sale of conversion services. The electricity segment involves the generation and sale of electricity.

Cameco’s reportable segments are strategic business units with different products, processes and marketing strategies.

Accounting policies used in each segment are consistent with the policies outlined in the summary of significant accounting policies. Segment revenues, expenses and results include transactions between segments incurred in the ordinary course of business. These transactions are priced on an arm’s length basis and are eliminated on consolidation.

2011 ANNUAL FINANCIAL REVIEW    165

(a)	Business Segments

For the year ended December 31, 2011

	Uranium	Fuel Services	Electricity	Other	Total
Revenue	$1,615,697	$305,280	$427,927	$35,500	$2,384,404

Expenses
Products and services sold	824,324	224,548	247,665	36,912	1,333,449
Depreciation and amortization	159,168	26,579	71,247	17,841	274,835

Cost of sales	983,492	251,127	318,912	54,753	1,608,284

Gross profit (loss)	632,205	54,153	109,015	(19,253)	776,120
Exploration	95,924	—	—	—	95,924
Cigar Lake remediation	4,363	—	—	—	4,363
Loss on disposal of assets	7,602	—	—	—	7,602
Share of loss from equity-accounted investees	4,533	2,700	—	—	7,233
Other income	(2,538)	(2,382)	—	—	(4,920)
Non-segmented expenses					215,528

Earnings (loss) before income taxes	522,321	53,835	109,015	(19,253)	450,390
Income tax expense					11,755

Net earnings					$438,635

Assets	$6,514,712	$490,046	$797,073	$—	$7,801,831
Capital expenditures for the year	$552,630	$17,918	$76,662	$—	$647,210

For the year ended December 31, 2010

	Uranium	Fuel Services	Electricity	Other	Total
Revenue	$1,357,830	$286,582	$476,749	$2,494	$2,123,655

Expenses
Products and services sold	691,281	202,054	219,860	768	1,113,963
Depreciation and amortization	134,928	19,704	64,295	19,381	238,308

Cost of sales	826,209	221,758	284,155	20,149	1,352,271

Gross profit (loss)	531,621	64,824	192,594	(17,655)	771,384
Exploration	95,796	—	—	—	95,796
Cigar Lake remediation	16,633	—	—	—	16,633
Loss on disposal of assets	107	—	—	—	107
Share of loss from equity-accounted investees	1,224	2,952	—	—	4,176
Other income	(4,388)	—	—	—	(4,388)
Non-segmented expenses					149,594

Earnings (loss) before income taxes	422,249	61,872	192,594	(17,655)	509,466
Income tax expense					3,427

Net earnings					$506,039

Assets	$5,952,911	$464,636	$785,007	$—	$7,202,554
Capital expenditures for the year	$367,408	$20,230	$42,944	$—	$430,582

166    CAMECO CORPORATION

(b)	Geographic Segments

Revenue is attributed to the geographic location based on the location of the entity providing the services. The Company’s revenue from external customers is as follows:

	2011	2010
Canada	$719,454	$791,810
United States	1,664,950	1,331,845

	$2,384,404	$2,123,655

The Company’s non-current assets, excluding deferred tax assets and financial instruments, by geographic location are as follows:

	2011	2010
Canada	$3,553,599	$3,089,664
United States	305,976	208,912
Australia	612,438	596,150
Other	159,048	154,191

	$4,631,061	$4,048,917

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33.	Group Entities

The following are the principal subsidiaries, associates and jointly controlled entities of the Company:

	Country of	Ownership Interest
	Incorporation	2011	2010
Subsidiaries:
Cameco Bruce Holdings Inc.	Canada	100%	100%
Cameco Bruce Holdings II Inc.	Canada	100%	100%
Cameco Royalty Inc.	Canada	100%	100%
Cameco India Limited	Canada	100%	100%
alphaNUCLEAR Inc.	Canada	100%	100%
Cameco Global Exploration Ltd.	Canada	100%	100%
Northern Basins Uranium Ltd.	Canada	100%	51%
Cameco Global Exploration II Ltd.	Canada	100%	100%
Cameco Fuel Holdings Inc.	Canada	100%	100%
Cameco Fuel Manufacturing Inc.	Canada	100%	100%
Cameco Property Holdings Inc.	Canada	100%	100%
Cameco UFP Holdings Canada Ltd.	Canada	100%	100%
Cameco U.S. Holdings, Inc.	U.S.	100%	100%
Cameco Inc.	U.S.	100%	100%
Power Resources, Inc.	U.S.	100%	100%
Crow Butte Resources, Inc.	U.S.	100%	100%
Cameco Enrichment Holdings LLC	U.S.	100%	100%
Cameco UFP Holdings LLC	U.S.	100%	100%
UFP Investments LLC	U.S.	53%	32%
Cameco Ireland Company	Ireland	100%	100%
Cameco Australia Pty. Ltd.	Australia	100%	100%
Cameco Uranium Inc.	Barbados	100%	100%
Cameco Luxembourg S.A.	Luxembourg	100%	100%
Cameco Investments AG	Switzerland	100%	100%
Cameco Europe Ltd.	Switzerland	100%	100%
Cameco Europe (Central Asia) Ltd.	Switzerland	100%	n/a
Cameco Services Inc.	Barbados	100%	100%
Cameco Insurance Services Inc.	Barbados	100%	100%
Cameco Global South America Inc.	Barbados	100%	n/a
Netherlands International Uranium B.V.	Netherlands	100%	100%
Cameco Mongolia LLC	Mongolia	100%	100%
Cameco Kazakhstan LLP	Kazakhstan	100%	100%
CamFin OY	Finland	100%	100%
Kintyre Uranium Project Joint Venture	Australia	70%	70%

Associates:
GE-Hitachi Global Laser Enrichment LLC	U.S.	24.00%	24.00%
UEX Corporation	Canada	22.58%	22.61%
Huron Wind	Canada	33.33%	33.33%
Minergia S.A.C.	Peru	50.00%	50.00%
UrAmerica Ltd.	England	19.90%	n/a

168    CAMECO CORPORATION

34.	Jointly Controlled Assets

Cameco conducts a portion of its exploration, development, mining and milling activities through joint ventures. Cameco’s significant uranium joint venture interests are McArthur River, Key Lake and Cigar Lake. Uranium joint ventures allocate uranium production to each joint venture participant and the joint venture participant derives revenue directly from the sale of such product. Mining and milling expenses incurred by the joint venture are included in the cost of inventory.

Cameco reflects its proportionate interest in these assets and liabilities as follows:

	Ownership	2011	2010	Jan 1/10
Total Assets
McArthur River	69.81%	$972,184	$905,652	$861,363
Key Lake	83.33%	523,690	458,171	385,275
Cigar Lake	50.03%	889,140	723,723	618,837

		$2,385,014	$2,087,546	$1,865,475

Total Liabilities
McArthur River	69.81%	$45,753	$35,632	$28,134
Key Lake	83.33%	105,033	86,623	75,122
Cigar Lake	50.03%	45,270	24,128	15,668

		$196,056	$146,383	$118,924

35.	Jointly Controlled Entities

Cameco holds a 31.6% interest in the BPLP partnership, which is governed by an agreement that provides for joint control of the strategic operating, investing and financing activities among the three major partners. Cameco uses the proportionate consolidation method to account for its 31.6% interest in BPLP. Cameco also holds a 60% interest in the Inkai joint venture, which is governed by an agreement that provides for joint control of the strategic operating, investing and financing activities among the two venturers. Cameco uses the proportionate consolidation method to account for its 60% interest in Inkai.

The following schedules reflect Cameco’s proportionate interest in the assets, liabilities, revenue and expenses of the BPLP partnership:

	2011	2010	Jan 1/10
Current assets	$225,719	$207,896	$253,369
Non-current assets	502,250	502,250	544,942
Current liabilities	(155,504)	(128,106)	(129,623)
Non-current liabilities	(605,993)	(502,377)	(404,512)

Net assets (liabilities)	$(33,528)	$79,663	$264,176

	2011	2010
Revenue	$427,927	$476,749
Expenses	(329,605)	(298,245)

Net earnings	$98,322	$178,504

2011 ANNUAL FINANCIAL REVIEW    169

The following schedule reflects Cameco’s proportionate interest in the assets and liabilities of the Inkai joint venture:

	2011	2010	Jan 1/10
Current assets	$54,968	$84,013	$60,501
Non-current assets	198,831	190,340	189,832
Current liabilities	(10,959)	(9,291)	(15,809)
Non-current liabilities	(136,908)	(197,275)	(216,648)

Net assets	$105,932	$67,787	$17,876

Through an unsecured shareholder loan, Cameco has agreed to fund the development of the Inkai project. On proportionate consolidation of Inkai, Cameco eliminates the loan balance recorded by Inkai and records advances receivable (notes 12 & 37) representing its 40% ownership interest.

The following schedule reflects Cameco’s proportionate interest in the revenue and expenses of the Inkai joint venture:

	2011	2010
Revenue	$132,845	$137,079
Expenses	(78,517)	(90,566)

Net earnings	$54,328	$46,513

The participants in the Inkai joint venture purchase uranium from Inkai, and, in turn, derive revenue directly from the sale of such product to third party customers. On proportionate consolidation of Inkai, Cameco eliminates revenues and cost of sales recorded by Inkai related to sales by Inkai to Cameco.

36.	Acquisition of Controlling Interest in UFP Investments LLC (“UFP”)

On November 9, 2009, Cameco, through a wholly-owned subsidiary entered into a strategic alliance agreement whereby Cameco could acquire a controlling interest in UFP through the funding of a series of investment tranches. On June 20, 2011, Cameco increased its ownership interest in UFP to a controlling 53.0% at a total cost of $12,500,000 (US). The strategic alliance agreement provides Cameco the right to earn an additional 17% interest in UFP through the funding of an additional $4,000,000 (US). UFP is in the process of developing uranium from phosphate extraction technology. The purchase price was financed with cash. The acquisition of UFP was accounted for as an asset acquisition and the cost was allocated to the acquired net assets based on the relative fair values.

37.	Related Parties

The shares of Cameco are widely held and no shareholder, resident in Canada, is allowed to own more than 25% of the Company’s outstanding common shares, either individually or together with associates. A non-resident of Canada is not allowed to own more than 15%.

Transactions with Key Management Personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel of the Company include executive officers, vice-presidents, other senior managers and members of the board of directors.

In addition to their salaries, Cameco also provides non-cash benefits to executive officers and vice-presidents, and contributes to pension plans on their behalf (note 28). Senior management and directors also participate in the Company’s share-based compensation plans (note 27).

Executive officers are subject to terms of notice ranging from three to six months. Upon resignation at the Company’s request, they are entitled to termination benefits up to the lesser of 24 months or the period remaining until age 65. The termination benefits include gross salary plus the target short-term incentive bonus for the year in which termination occurs.

170    CAMECO CORPORATION

Compensation for key management personnel was comprised of:

	2011	2010
Short-term employee benefits	$24,887	$26,312
Post-employment benefits	5,949	5,575
Share-based compensation (a)	10,808	7,216

	$41,644	$39,103

(a)	Excludes deferred share units held by directors (see note 27).

Certain key management personnel, or their related parties, hold positions in other entities that result in them having control or significant influence over the financial or operating policies of those entities. As noted below, one of these entities transacted with the Company in the reporting period. The terms and conditions of the transactions were on an arm’s length basis.

Cameco purchases a significant amount of goods and services for its Saskatchewan mining operations from northern Saskatchewan suppliers to support economic development in the region. One such supplier is Points Athabasca Contracting Ltd. and the president of the company became a member of the board of directors of Cameco during 2009. In 2011, Cameco paid Points Athabasca Contracting Ltd. $63,000,000 (2010—$38,000,000) for construction and contracting services. The transactions were conducted in the normal course of business and were accounted for at the exchange amount. Accounts payable include a balance of $1,540,000 (2010 – $2,290,000).

Other Related Party Transactions

	Transaction Value Year ended		Balance Outstanding As at
	2011	2010	2011	2010
Sale of goods and services
Jointly Controlled Entities – BPLP (a)	$31,926	$38,196	$19,557	$22,226

Other
Jointly Controlled Entities – JV Inkai LLP (interest income) (a)	2,208	3,420	78,058	125,072
Associates (interest expense)	(1,597)	(2,005)	(73,468)	(78,155)

(a)	Disclosures in respect of transactions with jointly controlled entities represent the amount of such transactions which do not eliminate on proportionate consolidation.

Cameco has entered into fuel supply agreements with BPLP for the procurement of fabricated fuel. Under these agreements, Cameco will supply uranium, conversion services and fabrication services. Contract terms are at market rates and on normal trade terms.

Through an unsecured shareholder loan, Cameco has agreed to fund the development of the Inkai project. The limit of the loan facility is $370,000,000 (US) and advances under the facility bear interest at a rate of LIBOR plus 2%. At December 31, 2011, $191,882,000 (US) of principal and interest was outstanding (December 31, 2010—$314,378,000 (US)).

In 2008, a promissory note in the amount of $73,344,000 (US) was issued to finance the acquisition of GE-Hitachi Global Laser Enrichment LLC (GLE) The promissory note is payable on demand and bears interest at market rates. At December 31, 2011, $72,240,000 (US) of principal and interest was outstanding (December 31, 2010—$78,579,000 (US)).

2011 ANNUAL FINANCIAL REVIEW    171

Common Shares Toronto (CCO) | New York (CCJ) Transfer Agents and Registrars The registrar and transfer agent for Cameco’s common shares is CIBC Mellon Trust Company1. For information on common shareholdings, dividend cheques, lost share certificates and address changes, contact: In Canada: In the United States: Canadian Stock Transfer Computershare Company 480 Washington Blvd. P.O. Box 700, Station B Jersey City, New Jersey Montreal, Quebec United States of America H3B 3K3 07310 Telephone: 1-800-387-0825 OR 1-416-682-3860 outside of North America www.canstockta.com 1 Canadian Stock Transfer Company Inc. acts as the Administrative Agent for CIBC Mellon Trust Company. Annual Meeting The annual meeting of shareholders of Cameco Corporation is scheduled to be held on Tuesday, May 15, 2012 at 1:30 p.m. at Cameco’s head office in Saskatoon, Saskatchewan. Dividend Policy The board of directors has established a policy of paying a quarterly dividend of $0.10 ($0.40 per year) per common share. This policy will be reviewed from time to time in light of the company’s cash flow, earnings, financial position and other relevant factors. Inquiries Cameco Corporation 2121 – 11th Street West Saskatoon, Saskatchewan S7M 1J3 Phone: 306-956-6200 Fax: 306-956-6201

We are making statements and providing information about our expectations for the future which are considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. These include statements about our aim to double our annual uranium production from 2008 levels to 40 million pounds by 2018 and how we expect to achieve that goal, and our expectation that demand for uranium will grow and there will be a shortage of uranium supply. We are presenting this information to help you understand management’s current views of our future prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws. This information is based on a number of material assumptions, and is subject to a number of material risks, which are discussed in our annual MD&A contained in this document, including under the heading “Caution about forward-looking information”.